DEXIA
Group

03 DEC -3 AM 7:21

The Secretary-General

November 13, 2003

03037900

Securities and Exchange Commission
Division of Corporation Finance
Room 3094(3-6)
405 Fifth Street
Washington, D.C. 20549
U.S.A.

Attention : Special Counsel/Office of International Corporate Finance

SUPPL

Dexia S.A.
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam,

For your information, please note that Dexia S.A. has chosen to make ample use of its website (www.dexia.com) to meet the obligations of information of issuers of financial instruments admitted to the trading on a Belgian regulated market. The section "Legal and Regulatory Information" of this website classifies this information according to the following subjects:

- Information on the Dexia share:

  - evolution of the number of shares and options
  - dividend information
  - names of institutions in charge of the financial service
  - shareholder structure

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

- Financial calendar, including:

  - the dates on which the results are announced
  - the dividend payment date

- A survey of all press releases;

- Financial results and analysts' presentations

  - Financial press releases
  - Activity reports
  - Analysts' presentations

Dexia S.A.
Square de Meeûs 1 - B-1000 Bruxelles - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - R.C.B. 604.748
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

SDEX 5031-5 0008U1

- Annual Report

- Annual report 2002
- Accounts and reports 2002
- Sustainable development in 2002

- General Meeting

- Special reports of the board of directors

- The Articles of Association

- The possibility to obtain the above-mentioned information on an electronic support.

All items of the above-mentioned information will be reviewed on an ongoing basis. Our website will thus be a major source of constantly updated information, in particular for the supervisory authorities as well as for our shareholders and investors.

Enclosed you will also find the following information:

Annexe 1: notice (avis de convocation) of the ordinary and the extraordinary general meeting of shareholders (2003, May 14) including draft resolutions proposed to the shareholders;

Annexe 2: the minutes of the ordinary and the extraordinary meeting of shareholders (2003, May 14);

Annexe 3: the last version of our Articles of Association (including the amendments voted during the extraordinary meeting of shareholders of May 14, 2003);

Annexe 4: an updated list of the elected directors and the statutory auditors;

Annexe 5 : the semi-annual report 2003 of Dexia SA.

Very truly yours,

Olivier Van Herstraeten
Secretary General
Dexia SA

ANNEXE 1

Notice (avis de convocation) of the ordinary and extraordinary general meeting of shareholders (2003, May 14) including draft resolutions proposed to the shareholders



the bank for sustainable development

DEXIA



INVITATION TO ATTEND

the Ordinary General Meeting
and the Extraordinary
General Meeting
14 May 2003
Brussels

DEXIA

Brussels, 25 March 2003

Dear Sir, Dear Madam, Dear Shareholder,

We have pleasure in inviting you to the Ordinary General Meeting of Dexia's Shareholders. The meeting will be followed immediately by an Extraordinary General Meeting.

These two meetings will be held on ***Wednesday, 14 May 2003 starting at 2.30 pm in the Auditorium 44, boulevard du Jardin Botanique 44 - 1000 Brussels.***

We hope very much that you will be able to take part in them as they constitute one of the highlights in the history of our Group.

This brochure provides you with all the information you require concerning the conduct of the meetings, the agendas and the terms and conditions for participating. It also contains the special report by the Board of Directors on the issuing of subscription rights which is linked to the establishment of an employee shareholding plan for 2003 and has been drawn up in pursuance of Articles 583(1), 596 and 598 of the Company Code.

To be admitted to the two meetings, all you need to do is to return us the participation/proxy forms dated and signed (see also p. 2 and 3).

If you are unable to attend the meetings in person you can arrange to be legally represented by returning the participation/proxy forms dated and signed (see also p. 2 and 3). There are three ways of doing this:

- *you can instruct the Chairman of the meetings to approve the proposals on the agenda;*
- *you can give the Chairman of the meetings your proxy and instruct him how to vote; or*
- *you can arrange to be represented by a proxy, who may not be a shareholder.*

Should the Extraordinary General Meeting when first convened be unable to deliberate validly for lack of a quorum representing at least 50 percent of the capital, a new Extraordinary General Meeting will be convened and will deliberate validly regardless of the percentage of capital represented.

We hope very much that we will be able to count on your presence and look forward to seeing you at the meetings.

Yours faithfully,

Pierre Richard, *Group Chief Executive Officer* *Chairman of the Management Board*	*François Narmon,* *Chairman of the Board of Directors*

DEXIA

To attend the Ordinary General Meeting on 14 May 2003

To attend the Ordinary General Meeting:
tick box A – date and sign in the red box on top of the form.

If you cannot attend the Ordinary General Meeting: you may authorize the Chairman or another proxy to vote in your name: tick box B and see hereunder

A - ☐ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer ci-contre
I plan to attend the Shareholders' Meeting and request an admission ticket (please date and sign in the box on the right)
B - ☐ *Je n'assisterai pas à cette assemblée. J'utilise le formulaire de procuration* ci-dessous (selon l'une des trois possibilités offertes)*
I do not plan to attend the Shareholders' Meeting. I prefer to use the proxy statement below (one of the three choices)*

Date et Signature
Date and Signature

Voyez ORDRE DU JOUR au verso
See agenda on the back

DEXIA
Siège social/Headquarters
Square de Meeûs 1 - 1000 Bruxelles
R.C.Bruxelles 604.748

ASSEMBLÉE GÉNÉRALE ORDINAIRE DU MERCREDI 14 MAI 2003, à 14 h 30
ORDINARY GENERAL MEETING ON WEDNESDAY MAY 14, 2003, at 2:30 p.m.
à l'/at Auditorium 44, boulevard du Jardin Botanique 44 - 1000 Bruxelles

CADRE RÉSERVÉ
FOR COMPANY USE ONLY
Identifiant/*Account*
Nombre d'actions/*Number of shares* ☐ Nominatif/*Registered* ☐ Porteur/*Bearer* VS
Nombre de voix/Number of voting rights

choisissez / *please choose option*
1 ou / *or* 2 ou / *or* 3
Si vous choisissez 2 ou 3 vous devez cocher la case correspondante
If you choose option 2 or 3 you must blacken the corresponding box

1 JE DONNE PROCURATION IRRÉVOCABLE AU PRÉSIDENT DE L'ASSEMBLÉE et l'autorise à approuver toutes les résolutions. Dater et signer en bas sans remplir
I IRREVOCABLY AUTHORIZE THE CHAIRMAN TO APPROVE ALL RESOLUTIONS
Please date and sign in the box at the bottom of the sheet
ni/*neither* 2 ni/*nor* 3

☐ **2** JE DONNE PROCURATION IRRÉVOCABLE AU PRÉSIDENT DE L'ASSEMBLÉE ET L'AUTORISE À VOTER SELON LES INSTRUCTIONS SUIVANTES :
I IRREVOCABLY AUTHORIZE THE CHAIRMAN TO VOTE ACCORDING TO THE FOLLOWING INSTRUCTIONS :

Il votera OUI à tous les projets de résolutions présentés ou agréés par le conseil d'administration à l'EXCEPTION de ceux que je signale en noircissant comme ceci ▮ la case correspondante et pour lesquels il vote NON ou pour lesquels il s'abstient (ABST). Une abstention n'a aucune incidence, ni positive, ni négative, sur le résultat des votes.

He shall vote FOR all the resolutions proposed or approved by the Board of Directors, EXCEPT for those for which I blackened the corresponding box (▮) and for which he shall vote AGAINST or for which he shall not cast a vote (ABST). This last option has no effect, either positive or negative, on the results of votes.

	1	2	3	4	5	6	7	8
NON/*Against*	☐	☐	☐	☐	☐	☐	☐	☐
ABST	☐	☐	☐	☐	☐	☐	☐	☐

Si des amendements ou des résolutions nouvelles étaient présentés / *If amendments or new resolutions are presented*
- Je donne pouvoir au président de voter en mon nom/*I authorize the Chairman to vote in my name*
- Je lui demande de s'abstenir, ce que je signale en noircissant la case ci-contre de la manière suivante ▮ ☐
  I ask him not to cast a vote. I indicate this option by blackening (▮) the box on the right.

☐ **3** POUVOIR À UNE PERSONNE DÉNOMMÉE
REPRESENTATION BY PROXY

Je donne procuration irrévocable à / *I irrevocably authorize*

M. / Mme (nom, prénom, adresse du mandataire) / M., Mrs (*name, first name, address of proxy*)

pour me représenter à l'Assemblée mentionnée ci-dessus, où il / elle peut prendre part à toutes délibérations et tous votes, approuver, rejeter ou s'abstenir au sujet de toutes propositions se rapportant à l'ordre du jour, tout amendement ou toute résolution nouvelle./ *to represent me at the above-mentioned Meeting and take part in all deliberations or votes, approve, reject or abstain from voting about all resolutions relating to the agenda, all amendments or new resolutions*

Identification de l'actionnaire - Nom, prénom, adresse / *Identification of the shareholder - Name, first name, address*
M. / Mme

Pour être pris en considération, ce formulaire doit parvenir à :
In order to be valid, this proxy statement must be returned
En Belgique : Dexia Banque Belgique SA, boulevard Pachéco 44, (TA 3/21), 1000 Bruxelles
En France : Euro Emetteurs Finance, 48, boulevard des Batignolles, 75850 Paris Cedex 17
Au Luxembourg : Dexia Banque Internationale à Luxembourg, Régularisation Titres (PLM+131D), 69, route d'Esch, L-2953 Luxembourg
pour le 9 mai 2003 à 16 heures au plus tard / on May 9, 2003 at 4 p.m. at the latest

Date et Signature
Date and Signature

TITRES AU PORTEUR : CERTIFICAT D'IMMOBILISATION NÉCESSAIRE POUR ÊTRE VALABLE
BEARER SHARES: A CERTIFICATE CONFIRMING IMMOBILIZATION IS REQUESTED

* *La présente procuration vaut également pour toute autre assemblée générale qui sera convoquée avec le même ordre du jour.* / *This proxy also applies to any general meeting convened with the same agenda.*

If you ticked box B, you may:

1 **authorize the Chairman to vote in your name**

2 **authorize the Chairman to vote in your name with instructions**
- *tick box 2*
- *if need be, blacken the resolution boxes according to your choice (AGAINST or ABSTENTION)*

3 **be represented by another proxy**
(a legal or moral person)
- *tick box 3*
- *write the name, first name and address of proxy*

In those three cases:
Date and sign at **the bottom of the form** (in case of joint ownership, signature of each owner)

DEXIA

To attend the Extraordinary General Meeting on 14 May 2003

To attend the Extraordinary General Meeting:
tick box A – date and sign in the **red box on top of the form**

If you cannot attend the Extraordinary General Meeting: you may authorize the Chairman or another proxy to vote in your name: tick box B and see **hereunder**

A - ▯ **Je désire assister à cette assemblée et demande une carte d'admission : dater et signer ci-contre**
I plan to attend the Shareholders' Meeting and request an admission ticket (please date and sign in the box on the right)
B - ▯ **Je n'assisterai pas à cette assemblée. J'utilise le formulaire de procuration* ci-dessous (selon l'une des trois possibilités offertes)**
I do not plan to attend the Shareholders' Meeting. I prefer to use the proxy statement below (one of the three choices)*

Date et Signature / *Date and Signature*

Voyez ORDRE DU JOUR au verso / *See agenda on the back*

DEXIA — Siège social/*Headquarters*
Square de Meeûs 1 - 1000 Bruxelles
R.C.Bruxelles 604.748

ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE DU MERCREDI 14 MAI 2003,
à l'issue de l'assemblée générale ordinaire
EXTRAORDINARY GENERAL MEETING ON WEDNESDAY MAY 14, 2003 AFTER THE ORDINARY GENERAL MEETING
à l'/*at* Auditorium 44, boulevard du Jardin Botanique 44 à Bruxelles

CADRE RÉSERVÉ / *FOR COMPANY USE ONLY*
Identifiant/*Account*
Nombre d'actions/*Number of shares* — Nominatif/*Registered* — Porteur/*Bearer* — VS
Nombre de voix/*Number of voting rights*

choisissez / *please choose option*
1 ou / *or* **2** ou / *or* **3**
Si vous choisissez 2 ou 3 vous devez cocher la case correspondante
If you choose option 2 or 3 you must blacken the corresponding box

1 JE DONNE PROCURATION IRRÉVOCABLE AU PRÉSIDENT DE L'ASSEMBLÉE et l'autorise à approuver toutes les résolutions. Dater et signer en bas sans remplir
I IRREVOCABLY AUTHORIZE THE CHAIRMAN TO APPROVE ALL RESOLUTIONS
Please date and sign in the box at the bottom of the sheet
ni/*neither* **2** ni/*nor* **3**

▯ **2** JE DONNE PROCURATION IRRÉVOCABLE AU PRÉSIDENT DE L'ASSEMBLÉE ET L'AUTORISE À VOTER SELON LES INSTRUCTIONS SUIVANTES :
I IRREVOCABLY AUTHORIZE THE CHAIRMAN TO VOTE ACCORDING TO THE FOLLOWING INSTRUCTIONS:

Il votera OUI à tous les projets de résolutions présentés ou agréés par le conseil d'administration à l'EXCEPTION de ceux que je signale en noircissant comme ceci ▮ la case correspondante et pour lesquels il vote NON ou pour lesquels il s'abstient (ABST). Une abstention n'a aucune incidence, ni positive, ni négative, sur le résultat des votes.

He shall vote FOR all the resolutions proposed or approved by the Board of Directors, EXCEPT for those for which I blackened the corresponding box (▮) and for which he shall vote AGAINST or for which he shall not cast a vote (ABST). This last option has no effect, either positive or negative, on the results of votes.

	1	2	3	4	5	6	7	8	9
NON/Against	▯	▯	▯	▯	▯	▯	▯	▯	▯
ABST	▯	▯	▯	▯	▯	▯	▯	▯	▯

Si des amendements ou des résolutions nouvelles étaient présentés / *If amendments or new resolutions are presented*
- Je donne pouvoir au président de voter en mon nom/*I authorize the Chairman to vote in my name*
- Je lui demande de s'abstenir, ce que je signale en noircissant la case ci-contre de la manière suivante ▮ ▯
I ask him not to cast a vote. I indicate this option by blackening (▮) the box on the right.

▯ **3** POUVOIR À UNE PERSONNE DÉNOMMÉE
REPRESENTATION BY PROXY

Je donne procuration irrévocable à / *I irrevocably authorize*

M. / Mme (nom, prénom, adresse du mandataire) / M., Mrs (*name, first name, address of proxy*)

pour me représenter à l'Assemblée mentionnée ci-dessus, où il / elle peut prendre part à toutes délibérations et tous votes, approuver, rejeter ou s'abstenir au sujet de toutes propositions se rapportant à l'ordre du jour, tout amendement ou toute résolution nouvelle./ *to represent me at the above-mentioned Meeting and take part in all deliberations or votes, approve, reject or abstain from voting about all resolutions relating to the agenda, all amendments or new resolutions*

Identification de l'actionnaire - Nom, prénom, adresse / *Identification of the shareholder - Name, first name, address*
M. / Mme

Pour être pris en considération, ce formulaire doit parvenir à :
In order to be valid, this proxy statement must be returned
En Belgique : Dexia Banque Belgique SA, boulevard Pachéco 44, (TA 3/21), 1000 Bruxelles
En France : Euro Emetteurs Finance, 48, boulevard des Batignolles, 75850 Paris Cedex 17
Au Luxembourg : Dexia Banque Internationale à Luxembourg, Régularisation Titres (PLM+1310), 69, route d'Esch, L-2953 Luxembourg
pour le 9 mai 2003 à 16 heures au plus tard / *on May 9, 2003 at 4 p.m. at the latest*

Date et Signature / *Date and Signature*

TITRES AU PORTEUR : CERTIFICAT D'IMMOBILISATION NÉCESSAIRE POUR ÊTRE VALABLE
BEARER SHARES: A CERTIFICATE CONFIRMING IMMOBILIZATION IS REQUESTED

* La présente procuration vaut également pour toute autre assemblée générale qui sera convoquée avec le même ordre du jour. / *This proxy also applies to any general meeting convened with the same agenda.*

If you ticked box B, you may:

1 authorize the Chairman to vote in your name

2 authorize the Chairman to vote in your name with instructions
- *tick box 2*
- *if need be, blacken the resolution boxes according to your choice (AGAINST or ABSTENTION)*

3 be represented by another proxy (a legal or moral person)
- *tick box 3*
- *write the name, first name and address of proxy*

In those three cases:
Date and sign at **the bottom of the form** (in case of joint ownership, signature of each owner)

Who can attend or be represented at the meetings?

Any shareholder, regardless of the number of shares held, may attend the meetings in person or be represented by the Chairman of the meeting or by a third party.

a) To be admitted or represented at the two meetings, holders of registered shares must:

- in Belgium and the Grand Duchy of Luxembourg: return the participation/proxy forms to **Dexia Banque Belgique, boulevard Pachéco 44 (TA 3/21), 1000 Brussels** (Belgium);
- in France: return the participation/proxy forms to **Euro Emetteurs Finance, 48, boulevard des Batignolles – 75850 Paris Cedex 17** (France).

In order to be eligible, these documents must be received by Dexia at one of the above addresses no later than 16:00 on 9 May 2003.

b) To be admitted or represented at the two meetings, holders of bearer shares must:

- in Belgium: deposit their shares with one of the branches of Dexia Bank Belgium (BACOB branches included) or Banque Bruxelles Lambert no later than 16:00 on 9 May 2003;
- in the Grand Duchy of Luxembourg: deposit their shares with a branch of Dexia Banque Internationale à Luxembourg no later than 16:00 on 9 May 2003;
- in France: send the participation/proxy forms, duly completed and signed, indicating the number of shares, directly to the financial intermediary who will hold onto their shares and ask them to draw up a share immobilization certificate and to send everything to **Euro Emetteurs Finance, 48, boulevard des Batignolles – 75850 Paris Cedex 17** (France).
  In order to be eligible, these documents must be received by Euro Emetteurs Finance at the above address no later than 16:00 on 9 May 2003.

Who can attend or be represented at the meetings?

A. YOU WISH TO ATTEND THE MEETINGS

▼

You must request admission cards, which you need in order to be admitted to the meetings and vote.

To obtain cards:

1) If your shares are in circulation in Belgium, Luxembourg or in other countries except for France:

➤ *And if your shares are registered shares:*

- Tick box A of both participation/proxy forms
- Date and sign these forms
- Return them using the envelope enclosed in the dossier; the forms must be received no later than 16:00 on 9 May 2003.

➤ *And if your shares are bearer shares:*

- Ask your financial intermediary to immobilize your shares, to return the immobilization certificates and give you the admission cards (compulsory documents to be allowed to participate in the meetings) no later than 16:00 on 9 May 2003.

2) If your shares are in circulation in France:

➤ *And if your shares are registered shares:*

- Tick box A of both participation/proxy forms
- Date and sign these forms
- Return them using the T envelope enclosed in the dossier; the forms must be received no later than 16:00 on 9 May 2003.

➤ *And if your shares are bearer shares:*

(entrusted to your financial intermediary)

- Tick box A of both participation/proxy forms
- Date and sign these forms
- Send the participation/proxy forms to your financial intermediary. He will draw up the immobilization certificate for your shares (compulsory document to be allowed to participate in the meetings). Your financial intermediary will send the participation/proxy forms and the immobilization certificates to Euro Emetteurs Finance; the forms must be received no later than 16:00 on 9 May 2003.

The ordinary general meeting will be held on 14 May 2003 at 14:30. The extraordinary general meeting will be held after the ordinary general meeting.

To help the meetings run smoothly, we recommend that you get to reception for 14:00; please make sure you have with you your admission card and ID card for signing the attendance lists.

B. YOU CANNOT ATTEND THE MEETINGS

▼

You can use both participation/proxy forms hereby enclosed to choose one of the three available options:

- appoint the Chairman of the meeting with the power of proxy to approve all resolutions proposed;
- appoint the Chairman of the meeting with the power of proxy by giving him/her instructions on how to vote on the resolutions;
- arrange representation by another proxy (natural or legal person).

Whichever option is chosen, it is essential that the shareholder sign the forms.

The signatory is asked to indicate precisely, in the area provided for this purpose, his/her surname (in capitals), usual first name and address; if these details already appear on the forms, the signatory is asked to check and if necessary amend them. For legal persons, indicate the name and address of the legal person together with the surname, first name and address of the signatory.

1) If your shares are in circulation in Belgium, Luxembourg or in other countries except for France:

➤ *And if your shares are registered shares:*

- Tick box B of both participation/proxy forms
- Complete, date and sign these forms
- Return them using the envelope enclosed in the dossier; the forms must be received no later than 16:00 on 9 May 2003.

➤ *And if your shares are bearer shares:*

- Tick box B of both participation/proxy forms
- Complete, date and sign these forms
- Ask your financial intermediary to immobilize your shares and return the immobilization certificates for your shares (compulsory documents to be allowed to participate in the meetings)
- Return the participation/proxy forms using the envelope enclosed in the dossier; the forms must be received no later than 16:00 on 9 May 2003.

Who can attend or be represented at the meetings?

2) If your shares are in circulation in France:

➤ ***And if your shares are registered shares:***
- Tick box B of both participation/proxy forms
- Complete, date and sign these forms
- Return them using the T envelope enclosed in the dossier; the forms must be received no later than 16:00 on 9 May 2003.

➤ ***And if your shares are bearer shares:***
(entrusted to your financial intermediary)
- Tick box B of both participation/proxy forms
- Complete, date and sign these forms
- Send the participation/proxy forms to your financial intermediary. He will draw up the immobilization certificate for your shares (compulsory document to be allowed to participate in the meetings). Your financial intermediary will send the participation/proxy forms and the immobilization certificate to Euro Emetteurs Finance; the forms must be received no later than 16:00 on 9 May 2003.

If you wish to give the Chairman of the meeting the authority to approve all resolutions proposed, do not tick either the box preceding **2**, or the box preceding **3**.

If you wish to give instructions to the Chairman of the meeting, you must tick the box preceding **2**.

In this case, you are asked:

– For draft resolutions proposed by the Board of Directors:
- Either to give the instruction to vote **yes** for all resolutions by not filling in any box,
- Or to give the instruction to vote **no** or to **abstain**, by filling in individually, for each resolution, the box corresponding to your choice.

- In Belgian law, an abstention:
- has no effect, either positive or negative, on the result of votes in an ordinary general meeting,
- is equivalent, in an extraordinary general meeting, to voting **against** the resolutions indicated.

– For new amendments or resolutions, you can choose between:

- Authority given to the Chairman of the meeting to vote in your place,
- An instruction given to the Chairman of the meeting to abstain from such votes, by filling in this choice.

If you wish to be represented by another proxy (natural or legal person), you must tick the box preceding **3**. If the proxy is a natural person, indicate his/her surname, usual first name and address. If the proxy is a legal person, indicate the name and address of this legal person.

Your proxy will be sent the admission cards.

To help the meetings run smoothly, we recommend that your proxy gets to reception for 14:00; please make sure he/she brings with them the admission cards and their ID card for signing the attendance lists.

No demand for admission to the meetings will be taken into account if it is received later than 16:00 on 9 May 2003.

Agenda of the ordinary general meeting

I. Management report from the Board of Directors and the reports from the College of Auditors for the financial year 2002, as well as the annual consolidated financial statements

Presentation of the management report from the Board of Directors and the reports from the College of Auditors for the financial year 2002, as well as the annual consolidated financial statements.

II. Proposed resolutions

1. Resolution to approve the annual financial statements for the financial year 2002.

2. The profit for the 2002 financial year amounts to EUR 485.5 million. The profit carried forward from the previous financial year stands at EUR 2,400.8 million. Following the acquisition of own shares, an unavailable reserve had to be established in this respect in accordance with Article 623 of the Company Code. This reserve was established by drawing EUR 34.1 million from the unavailable reserve and by allocating EUR 123.7 million from the result carried forward. As a result, the balance of the profit available for allocation stands at EUR 2,762.6 million.

   Resolution to confirm the allocation of EUR 123.7 million from the result carried forward to the unavailable reserve and to allocate the balance as follows:
   - EUR 6 million to the legal reserve;
   - EUR 1,100 million to the unavailable reserve;
   - to the payment of a gross dividend of EUR 0.48 per share, with the exception of the own shares which the company itself holds on 9 May 2003, on which the dividend rights are cancelled by the general meeting in accordance with Article 622 of the Company Code ;
   - with the balance transferred to the profit carried forward..

3. Resolution to give full discharge to the Board Members.

4. Resolution to give full discharge to the Auditors.

5. Resolution to proceed with the appointment for a new mandate of four years expiring at the end of the ordinary general meeting 2007 of Mr Paul-Louis HALLEY, appointed provisionally by the Board of Directors on 5 December 2002 replacing Mr Daniel LEBEGUE, having resigned.

6. Resolution to proceed with the appointment for a mandate of four years expiring at the end of the ordinary general meeting 2007 of a Director the identity of whom shall be communicated by the Board of Directors.

7. Resolution to renew the appointment of the Company Mazars & Guérard, represented by Mr Xavier DOYEN as Auditor for a term of three years expiring at the end of the ordinary general meeting 2006.

8. Resolution to approve the allocation, insofar as necessary, of a total of 2,540 shares to employees of Financial Security Assurance, Inc. ("FSA") and its direct and indirect subsidiaries established in the United States, within the context of the Dexia Group's 2002 employee shareholding plan, for which the subscription period ran from 12 September until 11 October 2002, in application of the tax regime provided by Article 423 of the Internal Revenue Code.

Agenda of the extraordinary general meeting

1. Proposal to authorize the acquisition of own shares

Proposal to authorize the Board of Directors, subject to the conditions imposed by the Law and over a new period which shall expire eighteen (18) months after the date of the present General Meeting, (i) to acquire on the stock market or by any other means, as many of the Company's own shares as the law permits at a counter-value per share of not less than one euro and not more than ten per cent (10%) above the last closing price on Euronext Brussels and to authorize the Company's direct subsidiaries within the meaning of Article 627 (1) of the Company Code to acquire shares in the Company under the same conditions and (ii) insofar as necessary, to dispose of the Company's own shares, where necessary after expiry of the maximum period of eighteen months provided for their acquisition.

The General Meeting furthermore confers full powers on the Board of Directors, which may in turn delegate those powers, (i) to determine the terms and conditions under which to resell or dispose of any own shares and (ii) to decide and to implement, where necessary, the disposal of the said own shares.

Such authorizations and delegations shall enter into force on the date of the first meeting of the Board of Directors following the present General Meeting. As from that same date, the temporary authorizations granted on 7 May 2002 to the Board of Directors and to the direct subsidiaries referred to above shall terminate.

The first proposed resolution is aimed at the renewal for a period of 18 months (that period is provided by Law) of the authorization granted to the Board of Directors and to direct subsidiaries to acquire own shares in the Company, on the stock market or in any other manner, up to the legal maximum number (= a maximum 10% of the capital subscribed), at a minimum and maximum value fixed per share. A proposal is also put to the General Meeting to authorize the Board of Directors to dispose of or re-sell shares thus acquired.

2. Proposal to cancel own shares

Proposal:

(i) to cancel 16,702,715 own shares held by the Company as at 13 March 2003, without any capital reduction;

(ii) as a consequence to amend the first paragraph of Article 4 of the Company's Articles of Association, which shall be replaced as follows:

"The subscribed and fully paid-up capital shall amount to four billion seven hundred and forty-four million four hundred and fifty-eight thousand seven hundred and fifty-eight euros and eighty-nine cents (4,744,458,758.89). It shall be represented by one billion one hundred and sixty-four million nine hundred and eighty-three thousand one hundred and thirty-seven (1,164,983,137) shares without indication as to nominal value, each representing one/one billion one hundred and sixty-four million nine hundred and eighty-three thousand one hundred and thirty-seventh (1/1,164,983,137th) of the share capital.";

(iii) to confer full powers on the Board of Directors or the Managing Director acting alone, with the entitlement to delegate, to take all steps and to carry out all acts necessary for the implementation of the present resolution to cancel the own shares and in particular to proceed with the destruction of the securities concerned.

The second proposed resolution is aimed at the cancellation of the 16,702,715 own shares held by the Company as at 13 March 2003, without any capital reduction. By doing this, Dexia avoids the duty to record losses on these shares in the Company's accounts. The proposed resolution also includes the amendment to the number of shares in the Company resulting therefrom (Article 4 of the Articles of Association), and confers the necessary powers on the Board of Directors or on the Managing Director acting alone to take all steps and carry out all acts necessary for the implementation of that decision to cancel.

Agenda of the extraordinary general meeting

3. Proposal to issue warrants with a view to the 2003 employee shareholding plan

Presentation of a special report from the Board of Directors drawn up in accordance with Articles 583 (1), 596 and 598 of the Company Code relating to the issue of a maximum number of 2,000,000 subscription rights in favor in particular of the self-employed members of staff of the Group and the self-employed branch networks in particular of Dexia Bank Belgium SA and, where necessary, members of staff of certain foreign subsidiaries, within the context of the 2003 employee shareholding plan, and the withdrawal of the right of preferential subscription by the General Meeting on the occasion of that issue of subscription rights, and the special report from the College of Auditors drawn up in accordance with Article 596 of the Company Code relating to the withdrawal of the right of preferential subscription.

Proposal, subject to the two conditions absolute (a) of a decision by the Board of Directors to proceed with the effective issue of subscription rights, and (b) of the effective allocation of these by the Board of Directors or its authorized representative(s), to issue a maximum number of 2,000,000 subscription rights, each conferring an entitlement to subscribe to one share in the Company. This issue shall be effected, within the context of the 2003 employee shareholding plan, in particular in favor of members of staff of the Group's self-employed agency networks, including Dexia Bank Belgium SA, self-employed members of staff of the Dexia Group and, where necessary, members of staff of certain foreign subsidiaries. Subscription rights shall either be exercisable immediately or on one or more specific dates, determined by the Board of Directors or its authorized representative(s), at a striking price which, per subscription right, shall be equal to the average of the closing prices of the share on Euronext Brussels over a period of thirty (30) days preceding the day on which the issue effectively commences.

Proposal to increase the capital subject to the two conditions absolute (a) of the effective issue of the subscription rights and (b) their exercise, by an amount equal to the proceeds from the number of shares issued following the exercise of the subscription rights at the par value of the ordinary shares in existence in the Company at the time of the increase of capital, by issuing a number of ordinary shares in the Company combined with VVPR strips as described above. The shares which shall have thus been created shall enjoy the same rights as the existing shares and shall qualify for the dividend relating to the accounting year during which they are issued. Any possible difference between the sum accounted for by the price for exercise of the subscription rights and the amount of the capital increase shall be allocated as an issue premium to an unavailable reserve account entitled "issue premium".

The third proposed resolution is aimed at the issue of warrants in favor, in particular, of the members of staff of the self-employed branch networks of the Group in Belgium, of some self-employed members of staff, and of members of staff of certain subsidiaries abroad. The Belgian Company Code permits the issue, in favor of members of staff of the Company and its subsidiaries of shares with a discount of a maximum 20%, by means in particular of the freezing of those shares for five years. Such an issue with a discount in favor of members of staff of the self-employed branch networks of the Group is nevertheless not legally possible. Now, wishing to involve all members of staff of the Group in employee shareholding plans, irrespective of their social status, the Board of Directors wishes to make an offer to those members of staff under the same financial conditions as those of an offer with discount. As in previous years, it is proposed that the discount be replaced by the free allocation of subscription rights. For legal reasons, these subscription rights may only be issued by decision of the General Meeting. The Board therefore proposes the issue of a maximum number of 2,000,000 subscription rights with a view to enabling the implementation of this offer within the context of the 2003 employee shareholding plan.

4. Proposal to amend Article 9 of the Articles of Association (Composition of the Board of Directors)

Proposal to amend Article 9 (5) of the Articles of Association:

"In the event of a vacancy for the mandate of Board Member, the Board of Directors may make a provisional appointment, where necessary observing the conditions provided in the second paragraph. The next General Meeting shall make a definitive appointment; the mandate of the person thus appointed shall have a maximum term of four years."

The fourth proposed resolution is aimed at aligning the fifth paragraph of Article 9 of the Articles of Association (Composition of the Board of Directors) with the third paragraph of the same Article, and also to limit to four years the term of the mandate of a person appointed to the Board of Directors in the case of a vacancy in the mandate of a Board Member.

Agenda of the extraordinary general meeting

5. Proposal to amend Article 10 of the Articles of Association (Powers of the Board of Directors)

Proposal to amend Article 10 (2) of the Articles of Association:

"The Board of Directors shall entrust the everyday management of the Company to a Board Member who shall bear the title of Managing Director and who shall chair the Management Board referred to in Article 12 of the present Articles of Association. The Managing Director shall also be responsible for implementation of the decisions taken by the Board."

The fifth proposed resolution is aimed at adapting Article 10 of the Articles of Association (Powers of the Board of Directors) to the provisions of the Belgian Law of 2 August 2002 concerning corporate governance, by the transformation of the current Executive Committee into a Management Board, a new type of company organ created by the said Law of 2 August 2002.

6. Proposal to amend Article 11 of the Articles of Association (Meetings of the Board of Directors)

Proposal to amend Article 11 (10) of the Articles of Association:

"In exceptional instances, duly justified by urgency or corporate interest, decisions may be taken by the Board of Directors by unanimous consent, expressed in writing. There shall not however be any recourse to this procedure for ruling on the annual accounts or for the utilisation of authorized capital."

The sixth proposed resolution is aimed at specifying in Article 11 of the Articles of Association (Meetings of the Board of Directors) the provision of the Belgian Company Code by virtue of which the exceptional procedure of taking a decision by unanimous consent among the Directors expressed in writing may not be followed for the utilization of authorized capital.

7. Proposal to amend Article 12 of the Articles of Association (Executive Committee – Management Board)

Proposal to amend Article 12 (1), (2) and (3) and insertion of a new paragraph (4) on the Articles of Association:

"Article 12 – Management Board

The Management Board shall consist of no more than eight members, including the Managing Director who shall chair its meetings. The Management Board may appoint a Vice Chairman from among its number.

Within the context of the strategic objectives and general policy defined by the Board of Directors and by delegation of the latter, the Management Board shall be responsible for the effective management of the Company and of the Group and guide the various businesses. In order to carry out this task, each member of the Management Board shall be invested with operational responsibilities at Company or Group entity level, be it by business, activity or function.

Members of the Management Board shall be appointed and dismissed by the Board of Directors on proposals from the Managing Director.

Within the limits of the powers granted to it, the Management Board may confer special powers on one or more persons of its choice."

The seventh proposed resolution is aimed at adapting Article 12 of the Articles of Association (Executive Committee – Management Board) to the provisions of the Belgian Law of 2 August 2002 concerning corporate governance, by the transformation of the current Executive Committee into an Management Board, a new type of company organ created by the said Law of 2 August 2002. The proposed resolution also adds a fourth paragraph to that Article by virtue of which the Management Board may, within the limits of its competence, confer special powers on one or more persons of its choice. Moreover, the appointment of a Vice Chairman within the Management Board is made optional.

8. Proposal to amend Article 21 of the Articles of Association (Election of domicile)

Proposal to amend Article 21 of the Articles of Association:

"Shareholders, Board Members, members of the Management Board, Auditors and Liquidators shall be obliged to elect domicile in Belgium for any relations with the Company. If they do not fulfil this obligation, they shall be deemed to have elected domicile at the Company's registered office, where they shall be served with all writs, notifications and summonses and where they may be sent all notices and correspondence."

The eighth proposed resolution is aimed at amending Article 21 of the Articles of Association (Election of domicile) in order to specify that members of the Company's Management Board are also obliged to elect domicile in Belgium within the context of their relations with the Company.

9. Proposal to confer powers on the Board of Directors

Proposal to confer on Board Members acting in pairs or the Managing Director acting alone, with a power of substitution, all powers to implement the resolutions to be passed on the foregoing items on the agenda and in particular all the adjustments to the terms of issue of subscription rights (nonetheless without power to alter the fundamental economic characteristics of the issue as described in the report from the Board, or in particular to alter the method of determining the subscription price), to have recorded by notarial deed the exercise of subscription rights and to effect the increase of capital and the issue of shares resulting therefrom, to amend the Articles of Association to take account of the new amount of capital and the new number of shares, and the allocation of the issue premium to the unavailable account, and to re-issue the co-ordinated Articles of Association.

The ninth proposed resolution authorizes the Board of Directors to implement the resolutions passed by the Extraordinary General Meeting. So two Board Members or the Managing Director may see to the effective implementation of the resolution relating to the issue of subscription rights (item 3 on the agenda).

Special Report of the Board of Directors

Drawn up in accordance with Articles 583 (1), 596 and 598 of the Company Code for presentation to the Extraordinary General Meeting to be held on 14 May 2003

1. Object of the present report

1.1. At its meeting held on 13 March 2003, the Board of Directors decided to convene the shareholders of the Company to an Extraordinary General Meeting, which will be held on 14 May 2003 immediately after the Ordinary General Meeting, for the purposes in particular of deciding, within the context of the 2003 shareholding plan, and subject to the absolute condition of effective allocation, to issue 2,000,000 share subscription rights (hereinafter called "warrants") in favor in particular of certain self-employed members of staff of the Dexia Group and members of staff of the Group's self-employed branch agency networks, including Dexia Bank Belgium SA, and members of staff of certain foreign subsidiaries and branches, and as a consequence to increase the share capital subject to the absolute condition of the effective exercise of the said warrants allocated.

1.2. The issue of these warrants will be effected with a withdrawal of the right of preferential subscription of shareholders in favor of the beneficiaries mentioned in point 1.1 above. Those beneficiaries not all being members of staff of Dexia SA or its subsidiaries or branches, within the meaning of Article 609 of the Company Code, that issue must, in accordance with Article 606 (3) of the said Code, be decided upon by the General Meeting, the Board of Directors not having the competence, within the context of the authorized capital, to issue subscription rights reserved in principle to one or more specific persons other than members of staff of the Company or one or more of its subsidiaries. By the present report, drawn up in accordance with Articles 583 (1), 596 and 598 of the said Code, the Board of Directors justifies its proposal to issue warrants with a withdrawal of the right of preferential subscription. The characteristics of these warrants are explained in detail in point 4 hereafter.

1.3. A proposal is consequently put to the General Meeting to decide in principle on the issue of the warrants, their effective issue being subject to the two absolute conditions (a) of a decision by the Board of Directors to proceed with their effective issue, and (b) if that first condition is fulfilled, of their effective allocation to the beneficiaries.

The first absolute condition is justified by the necessity of being able to defer or cancel the issue if, for example, market conditions do not permit this to be effected under satisfactory conditions. The Board of Directors will approve the issue prospectus.

2. Context

2.1. In 2000, 2001 and 2002, Dexia put shareholding plans in place aimed at all members of staff and all employees of the Dexia Group. These plans were extremely successful. In 2002 again, and despite the difficult stock market climate, the operation was a success.

The objective is in particular to strengthen the feeling of belonging among members of staff and employees of the Group. Moreover, the Board wants members of staff and employees to participate in "shareholder value", and to motivate them around the Dexia strategy by taking part in the growth of the Group which is reflected in the stock market value of the share.

The achievement of this objective demanding constant effort, the Board of Directors, at its meeting on 13 March 2003, approved the principle of a new shareholding plan for the year 2003 on a similar basis to that implemented in 2002. The issue of warrants is intended to be within the global context of that plan.

2.2. The plan for 2003 will in principle take the form of an offer:

- of new ordinary shares with a maximum discount of 20% reserved for staff of the Company and its subsidiaries and branches;
- of new ordinary shares subscribed without discount, reserved in particular for the self-employed members of staff of the Dexia Group and members of staff of the self-employed branch networks of Dexia Bank Belgium and DVV Insurance, subscribers also receiving a number of warrants free. In view of the self-employed status of some members of staff of the said branch networks, those members of staff cannot be considered as members of staff of the company or its subsidiaries within the meaning of Article 609 of the Company Code. Consequently, it is not possible to offer them shares at a discount. The issue of warrants enables these members of staff to be given an offer with an investment profile comparable to that given to staff of the company and its subsidiaries and branches;
- of new ordinary shares possibly combined with warrants for the members of staff of certain international subsidiaries situated in countries where a leverage offer cannot be made under efficient conditions.

The said members of staff can subscribe to this increase of capital either within the context of a classic investment or a structured leverage formula. The classic offer involves the member of staff financing his subscription directly and totally through his own contribution and on his savings. The leverage

offer enables the member of staff to subscribe to a share financed by his personal contribution and to benefit from additional financing enabling the acquisition of additional new shares: the member of staff is associated more broadly with the rise of the share since he will benefit from a proportion of the added value released over the entirety of the shares subscribed. In countries where a leverage offer cannot be made under efficient conditions, where necessary a formula comparable to the leverage formula will be offered to members of staff.

3. Reasons for the present Report

3.1. Article 583(1) of the Company Code provides:

"In the case of issue of convertible bonds or subscription rights, the object and the detailed justification of the operation shall be explained by the Board of Directors in a special report. When the General Meeting is called upon to deliberate, that report shall be referred to in the agenda. A copy may be obtained [...]".

3.2. Article 596 of the Company Code provides:

"The General Meeting called upon to deliberate and to rule on the increase of capital, on the issue of convertible bonds or on the issue of subscription rights may, in the corporate interest, under the conditions of quorum and majority provided for amendments to the Articles of Association, limit or withdraw the right of preferential subscription. That proposal must be specially referred to in the convocation.

The Board of Directors shall justify its proposal in a detailed report, relating in particular to the issue price and the financial conditions of the operation for shareholders. A report shall be drawn up by the Auditor [...] by which he declares that the financial and accounting information contained in the report from the Board of Directors is accurate and sufficient to clarify the matter to the General Meeting called upon to vote on the proposal [...]."

3.3. Article 598 of the Company Code provides:

"When the right of preferential subscription is limited in favor of one or more specific persons who are not members of staff of the Company or of one of its subsidiaries, the identity of the beneficiary or beneficiaries of the limitation or withdrawal of the right of preferential subscription must be referred to in the report drawn up by the Board of Directors as well as in the convocation.

In addition, the issue price, for quoted companies [...], may not be less than the average prices for the thirty days preceding the day when the issue commences.

[...]

The reports drawn up by the Board of Directors shall indicate the impact on the situation of the former shareholder of the proposed issue, in particular with regard to his proportion of the profits and that of shareholders' equity. An Auditor [...] shall give a detailed opinion on the elements of the calculation of the issue price and on its justification."

4. Conditions of warrants

The issue of warrants proposed to the General Meeting shall have the following characteristics:

Nature of right: right of subscription giving the right to subscribe to a new ordinary Dexia share, with VVPR strips.

Striking price: the striking price is equal to the average of the closing prices of the share on Euronext Brussels over a period of thirty days preceding the effective allocation of the warrants.

Exercise period: according to the decision which the Board of Directors will take, warrants may be exercised either immediately or on one or more specific dates fixed by the Board of Directors or its authorized representative(s).

Number of warrants: in relation to the subscriptions effectively received, and up to a maximum number of 2,000,000 warrants.

Conditions absolute of the issue: (a) decision by the Board of Directors of Dexia SA, before the General Meeting 2004, to proceed with the issue, and (b) if that decision is taken, the effective allocation of the warrants to the beneficiaries. The first absolute condition will be deemed not fulfilled and will become resolutive if the decision of the Board is not taken before the General Meeting for the year 2004.

Subscription period: a period of subscription to the warrants to be fixed by the Board of Directors and expiring at the latest on 1 May 2004.

Effective implementation of the issue: in the month following closure of the subscription period.

5. Justification of the operation

5.1. The Company's interest in the operation

As indicated above, the Board considers that the launch and development of employee shareholding is a vital element in the future development of the company, its subsidiaries and branches. The putting in place of a shareholding plan including employees and members of staff of the Group in particular has the objective:

- of creating a privileged corporate link between the Group and its members of staff and employees, by virtue of a federating mechanism par excellence;
- of having members of staff and employees participate in "shareholder value" and fostering their motivation around the strategy of the Group.

5.2. Necessity to withdraw the right of preferential subscription

The issue of subscription rights reserved to the employees of the Dexia Group, as defined in 1.1 above, necessarily assumes the withdrawal of the shareholders' right of preferential subscription.

5.3. Consequences for shareholders

5.3.1. The striking price of the warrants will be fixed in observance of the provisions of Article 598 of the Company Code, on the basis of the average of the closing prices of the Dexia share on Euronext Brussels during a period of thirty days preceding the date when the issue effectively commences. The exact striking price of the warrants (or the price of subscription to the shares issued at the time of exercise of the warrants) will not be known at the time of their allocation.

5.3.2. The increase of capital resulting from the exercise of all the warrants therefore relates to a maximum number of 2,000,000. The proportion of the subscription price corresponding to the accounting par of the share at the time of exercise of the warrants will be allocated to capital, and the surplus to the item entitled "Issue premium".

5.3.3. By way purely of indication, assuming (a) that the striking price of the warrants is EUR 10, (b) that the maximum number of warrants which can be issued is effectively issued and (c) that all the warrants are exercised today, the operation would correspond to an increase in own funds of EUR 20,000,000, divided between capital EUR 8,030,000, accounting par of the share currently being EUR 4.015 and issue premium (EUR 11,970,000), and the total number of shares representing capital would (taking into account the situation as at 13/03/2003) go from 1,181,685,852 to 1,183,685,852. If, for example, a dividend of EUR 0.48 is distributed per share before the creation of the new shares as a consequence of the exercise of the warrants, each shareholder would also receive, after the creation of the said shares, a dividend of EUR 0.48 (0.479). The dilution and the financial consequences which arise from the creation of a maximum 2,000,000 new shares for existing shareholders will therefore be negligible.

13 March 2003.

For the Board of Directors,

Pierre Richard
Managing Director

Auditor's report relating to the issue of subscription rights with abolition of preferential subscription rights

20 March 2003

To the shareholders of Dexia SA

REPORT OF THE BOARD OF AUDITORS ON THE ISSUANCE OF WARRANTS TO CERTAIN INDEPENDENT COLLABORATORS OF THE DEXIA GROUP AND TO THE COLLABORATORS OF THE INDEPENDENT AGENCIES OF THE GROUP, AND TO THE EMPLOYEES OF CERTAIN INTERNATIONAL SUBSIDIARIES AND BRANCHES

In accordance with articles 596 and 598 of the Belgian Corporate Law, we have reviewed the special report of the Board of Directors of Dexia SA, that justifies the suppression of the preferential rights of the existing shareholders in the proposed issuance of up to 2,000,000 warrants to certain independent collaborators of the Dexia Group and to the collaborators of the independent agencies of the group, of which those of Dexia Bank Belgium, and to the employees of certain international subsidiaries and branches. The issuance of the above-mentioned 2,000,000 warrants is subject to two conditions, i.e. (i) a decision of the board of directors, and (ii), if the first condition is met, the effective allocation to the beneficiaries. The exercise price is defined based on the average of the closing prices of Dexia shares on Euronext Brussels for a period of 30 days preceeding the attribution of the warrants.

In the context of the issuance of the warrants, the special report of the Board of Directors states the consequences of the proposed transaction. Considering a hypothetical reference rate for the Dexia shares amounting to EUR 10, and an effective exercise of the 2,000,000 warrants, the operation defined above corresponds to an increase in equity of EUR 20,000,000 to be allocated to capital stock (EUR 8,030,000) and additional paid-in capital (EUR 11,970,000). The total number of shares representing the capital stock will increase from 1,181,685,852 to 1,183,685,852. In this respect, we would like to mention that the dilution effect for the existing shareholders is negligible.

Based upon our review and taking into consideration the comments above, we confirm that the financial and accounting data used for the special report of the board of directors, as defined in the first paragraph above, are correct and sufficient to inform the general shareholders meeting to vote on the proposal.

PricewaterhouseCoopers Company Auditors SCCRL Represented by		Mazars & Guérard Company Auditors SCCRL Represented by
R. Peirce	D. Van Woensel	X. Doyen

(free translation)

Information on how to get to the General Meeting


Métro
Rogier
Bd Léopold II
Grand-
Place
N
Boulevard du Midi
Chaussée de Waterloo
Gare du Midi

From Bruxelles Midi railway station

to the Meeting:

Take metro line no. 2 Simonis,
get off at the station Rogier (ninth station).

from the Meeting:

Take metro line no. 2 Clémenceau,
get off at the station Midi.

by taxi:

Cost: 8 - 10 EUR.


Passage 44
M
Bd du Jardin Botanique
Métro
Rogier
Pachéco
Ommegang
Bd Adolphe Max
Bd Pachéco
Rue Royale
Cité
Administrative
Centre Monnaie
Monnaie House
SS. Michel-et-Gudule
Gare centrale
Parc de
Bruxelles
Grand-
Place
Palais des Beaux-Arts

For all information, contact:

Toll-free number in Belgium:
0800 32 100
(10:00 - 16:00)

Toll-free number in France:
0800 35 50 00
(9:00 - 17:00)

Number in Luxembourg:
4590 - 2727
(8:00 - 12:00 and 14:00 - 17:00)

DEXIA

www.dexia.com

DEXIA SA

Headquarters : Square de Meeûs 1 - 1000 Brussels

Brussels Trade Register 604.748 - VAT BE458.548.296

ANNEXE 2

The minutes of the ordinary and extraordinary meeting of shareholders (2003, May 14)

DEXIA

GROUP

03 DEC -3 AM 7:21

PROCES-VERBAL

Assemblée générale ordinaire de Dexia s.a. - 14 mai 2003

Square de Meeûs 1 à 1000 Bruxelles
RC Bruxelles n° 604.748
TVA: BE 458 548 296

L'assemblée générale ordinaire se tient à l'Auditorium 44, Boulevard du Jardin Botanique 44 à 1000 Bruxelles. La séance est ouverte à 14h30 sous la présidence de Monsieur François Narmon, président du conseil d'administration, qui souhaite la bienvenue à tous les participants.

(I) Convocations - Composition du bureau et de l'assemblée

L'assemblée annuelle des actionnaires a été convoquée conformément aux dispositions du Code des Sociétés. Les convocations contenant l'ordre du jour ont été publiées dans:

Le Moniteur belge du 25 avril 2003;
Le Financieel Economische Tijd des 17 et 26 avril 2003;
L'Echo des 17 et 26 avril 2003;
Le Luxemburger Wort du 25 avril 2003;
Le Bulletin des Annonces Légales Obligatoires (France) du 23 avril 2003.

La convocation a également été publiée dans "Le Soir", "La Libre Belgique", "Het Laatste Nieuws" et "De Standaard" (Belgique) et dans "La Vie Financière", "Le Journal des Finances", "Le Revenu" et "Investir" (France).

Les actionnaires nominatifs, les administrateurs, les commissaires, les détenteurs de warrants et les titulaires de certificats nominatifs émis avec la collaboration de la société ont été convoqués dans le respect des dispositions légales. Un exemplaire de la brochure de convocation est ajouté à ce procès-verbal (annexe 1).

Les exemplaires justificatifs de publication des annonces avec mention de l'ordre du jour ainsi qu'un exemplaire de la lettre de convocation ont été déposés au bureau.

Conformément à l'article 17 des statuts, le président compose le bureau de l'assemblée comme suit :

Monsieur Halley et Monsieur Branson, administrateurs, comme scrutateurs;
Monsieur Van Herstraeten, Secrétaire-général du groupe Dexia, comme secrétaire.

Pour assister à l'assemblée, les actionnaires se sont conformés à l'article 16 des statuts relatif aux formalités d'admission à l'assemblée.

L'identité des actionnaires présents et des mandataires des actionnaires, ainsi que le nombre de titres de chacun d'eux, sont mentionnés sur la liste de présence (annexe 2). Cette liste de présence est signée par chacun des actionnaires ou leurs mandataires; elle est arrêtée et signée par les membres du bureau.

L'identité des détenteurs de droits de souscriptions et de certificats nominatifs se rapportant à l'action Dexia qui sont présents à la réunion, ou de leurs mandataires, est mentionnée sur les listes de présence.

Le président de l'assemblée indique que les administrateurs suivants assistent à la réunion : Madame Taittinger et Messieurs Richard, Bourguignon, Branson, Halley, Mazzotta, Tinant, Unwin.

Le président signale que la séance sera retransmise par Internet. Il communique que, par respect de la vie privée des participants à la réunion, seules les personnes placées sur le podium apparaîtront à l'écran.

618 986 667 actions, c'est-à-dire 53,2% du capital social après déduction des actions propres, sont présentes ou représentées à l'assemblée.

(II) Exposé de Monsieur François Narmon, président du conseil d'administration

Monsieur François Narmon, président du conseil d'administration, prononce ensuite le discours suivant:

"Mesdames, Messieurs, Chers actionnaires,

Après une année 2001 difficile, marquée par l'incertitude, l'éclatement de la bulle Internet, la dégradation des marchés financiers et les attentats du 11 septembre aux Etats-Unis, l'année 2002 n'a pas vu la reprise de l'économie mondiale tant attendue, bien au contraire. Celle-ci a été repoussée par les incertitudes géopolitiques, économiques et financières, qui se poursuivent malheureusement en ce premier semestre 2003.

Les scandales successifs qui ont frappé le cœur de la finance mondiale en 2002 ont provoqué une crise de confiance qui s'est rapidement propagée en Europe. Ces bouleversements ont conduit les autorités de régulation européennes à lancer de nouvelles réformes, pour établir plus de contrôle et de transparence dans les entreprises cotées notamment.

Notons toutefois deux bonnes nouvelles dans cet environnement très difficile : tout d'abord, un an après l'introduction des pièces et des billets, l'Euro s'est imposé sans trop de difficultés dans la vie quotidienne des citoyens et dans l'économie européenne, permettant sans doute à celle-ci d'échapper à une plus grave récession.

En second lieu, la conclusion des négociations d'élargissement à Copenhague en décembre 2002 a fait franchir à l'Europe une nouvelle étape décisive dans son évolution. L'Europe des Vingt-Cinq naîtra le 1er mai 2004 et nous nous en réjouissons.

*

*   *

Le Conseil d'administration de Dexia a suivi de très près ces évolutions économiques heurtées ainsi que la dégradation des marchés financiers et boursiers qui en a découlé. Il s'est, bien sûr, également organisé pour suivre régulièrement et en toute indépendance les activités et le fonctionnement du groupe Dexia. En 2002, il a renforcé son gouvernement d'entreprise et resserré son contrôle sur le groupe, notamment au niveau de l'audit interne, du suivi des risques et de la « compliance » (déontologie).

Au niveau du gouvernement d'entreprise, le Conseil d'administration s'attache depuis la création de Dexia en 1996 à appliquer les meilleurs principes en la matière en adaptant son organisation, sa discipline et son corps de règles aux nombreuses et rapides évolutions dans ce domaine. Dexia entend ainsi se situer à la pointe des

Je laisserai le soin à Pierre Richard, administrateur délégué, de détailler ces sujets. Pour ma part, je souhaite présenter succinctement la manière dont le Conseil d'administration a contrôlé le groupe l'an passé :

Quatre comités spécialisés assistent le Conseil d'administration dans l'accomplissement de ses diverses missions et lui permettent ainsi de profiter pleinement des compétences de chacun des membres. Ces comités assurent un suivi objectif et indépendant des activités et du fonctionnement du groupe et rendent compte périodiquement devant le Conseil de leurs travaux.

- Le comité stratégique est composé de six administrateurs. Il évalue la position stratégique du groupe Dexia, compte tenu de l'évolution de son environnement et de ses marchés et analyse ses axes de développement à moyen terme. Il s'est réuni deux fois en 2002, et a notamment examiné le plan financier du groupe, le développement dans les services financiers de proximité et la situation de Dexia Bank Nederland.

- Le comité d'audit est composé de trois administrateurs. Il s'est réuni trois fois en 2002, année au cours de laquelle, je vous le rappelle, son rôle a été renforcé. Le comité d'audit a pour mission d'une part de veiller à la sincérité des comptes sociaux et consolidés de Dexia ainsi qu'à la qualité des procédures permettant leur établissement, et d'autre part, à s'assurer que les risques de tous ordres que Dexia est amené à prendre pour l'exercice de ses activités, font l'objet d'un suivi approprié par des procédures fiables et appliquées.

Le comité d'audit a notamment étudié les rapports sur le contrôle interne dans le groupe et les activités de l'audit interne dans les entités du groupe, le rapport sur la mesure et la surveillance des risques, le nouveau code de déontologie, les résultats de la mission d'audit sur les procédures de lutte contre le blanchiment de capitaux et les résultats de la mission d'audit sur l'activité de « share leasing » aux Pays-Bas.

- Le comité des rémunérations comprend trois administrateurs. Il a pour mission principale de définir les critères de rémunération des cadres dirigeants du groupe en ce compris l'administrateur délégué et les autres membres du Comité exécutif. Il s'est réuni deux fois en 2002 et a notamment examiné l'analyse comparée des systèmes en vigueur dans les groupes européens en matière de calcul des parts variables et bonus, et la fixation des conditions générales du plan d'actionnariat mondial réservé aux salariés.

- Le comité des nominations enfin, a été créé en 2002, à la suite de l'exercice d'auto-évaluation du Conseil l'année précédente. Il est composé de six administrateurs et s'est réuni deux fois en 2002. Au cours de ces réunions, il a préparé en particulier les résolutions relatives à la réduction de la durée du mandat d'administrateur et la nomination de nouveaux administrateurs.

Pour être complet, je rappelle que le Conseil a prévu de procéder régulièrement à l'évaluation de son fonctionnement, ce qu'il a fait en 2001, en souhaitant notamment un renforcement du rôle du comité d'audit, et ce qu'il refera en 2003.

développements du gouvernement d'entreprise à l'échelle internationale, afin de garantir à ses actionnaires un suivi optimal de ses activités ainsi qu'une information transparente.

En 2003, Dexia s'attellera notamment à adapter son corps de règles aux nouvelles dispositions légales résultant de la loi belge du 2 août 2002 dite de « Corporate Governance » dont certaines dispositions importantes sont déjà entrées en vigueur pour l'année 2003 (notamment celles relatives au « comité de direction »).

Les critères d'indépendance des administrateurs de Dexia ont également été adaptés afin de tenir compte des dernières évolutions en la matière tant en Belgique qu'en France.

Au 1er janvier 2003, le Conseil d'administration est composé de vingt membres, dont l'expérience variée enrichit nos débats : de cet ensemble, douze membres, soit plus de la moitié, sont indépendants. La composition du Conseil d'administration reflète également l'identité européenne du groupe en ce sens que six nationalités différentes y sont représentées.

Deux dispositions importantes ont été adoptées en 2002 :

- *La séparation des fonctions de président du Conseil d'administration et d'administrateur délégué. Ces deux fonctions ne peuvent être cumulées et doivent être nécessairement confiées à des personnes différentes et de nationalités différentes.*

- *La réduction de la durée des mandats des nouveaux administrateurs à 4 ans maximum (au lieu de 6 ans), alignant par là-même nos règles de renouvellement de mandats sur les recommandations récentes en la matière.*

Le Conseil d'administration s'est doté en 1999 d'un règlement d'ordre intérieur qui, depuis lors, a été adapté à plusieurs reprises et qui codifie un ensemble de règles visant à permettre au Conseil d'exercer pleinement ses compétences et de renforcer la contribution de chaque administrateur. Ce règlement détermine les droits et obligations des administrateurs dans le cadre de l'exercice de leur mandat, les règles de fonctionnement et d'évaluation, les relations avec le comité exécutif (le futur "comité de direction") ainsi que l'organisation et le fonctionnement des comités spécialisés.

Le Conseil s'est réuni six fois en 2002. Le taux d'assiduité des administrateurs aux réunions du Conseil était de 80%. Le Conseil d'administration a pu suivre les grands moments du groupe au courant de l'année 2002, et a été pleinement associé à ses décisions. Il a notamment examiné en profondeur et à plusieurs reprises l'intégration d'Artesia Banking Corporation et de Dexia Banque en Belgique, la situation aux Etats-Unis, principalement l'activité de notre filiale F.S.A. et le dossier Dexia Bank Nederland.

Etant actif dans des secteurs très réglementés que sont la finance et l'assurance, Dexia a comme premier devoir de respecter scrupuleusement les exigences légales, réglementaires et prudentielles, ce respect étant d'ailleurs une condition indispensable pour conserver la confiance de la clientèle. Mais au delà, le groupe a mis en place une approche forte de déontologie et de conformité aux réglementations -appelée compliance- selon les meilleurs pratiques en la matière. La compliance consiste à assurer l'application des règles d'intégrité définies par le groupe.

Outre une Charte Compliance approuvée en 2002 par le Conseil d'administration et un Code de déontologie qui sera diffusé auprès de tous les collaborateurs courant 2003, Dexia a créé une fonction indépendante pour piloter sa politique à travers l'ensemble du groupe et pour l'assumer au sein de la société de tête, notamment à l'égard des membres du Conseil d'administration et du comité exécutif. Nommé fin 2002, le Chief Compliance Officer (déontologue du groupe), rattaché directement à l'administrateur délégué, supervise un réseau des Compliance Officers actifs dans chacune des entités opérationnelles et filiales importantes du groupe.

Avec ses homologues, le Chief Compliance Officer actualise les règles de déontologie et d'intégrité sur la base d'une veille réglementaire. Ils informent et sensibilisent directions et personnel et assurent le contrôle et le respect de la politique d'intégrité de chacune des entités.

Pour conclure, je voudrais indiquer que le Conseil d'administration se félicite que Dexia ait bien résisté en 2002 à la mauvaise conjoncture, ce qui démontre sa solidité financière et sa rentabilité.

Il a souhaité remercier les actionnaires de leur fidélité et maintenir un taux de distribution de ses résultats élevés, ce taux s'élève actuellement à 43%. Il sera proposé à votre approbation de verser un dividende brut stable par rapport à l'année précédente, de 0,48 EUR par action.

La date de paiement du dividende a été fixée au 13 juin 2003.

*

*   *

Mesdames, Messieurs, il serait hasardeux compte tenu du contexte international de s'attarder à fournir des perspectives pour la fin de l'année 2003. Toutefois, je puis vous assurer formellement que notre groupe maintient le cap du développement sur ses métiers, au service de ses clients. Dexia est de plus renforcé par la mobilisation permanente et le zèle de ses 25.000 collaborateurs dans le monde.

Je passe la parole à l'administrateur-délégué Pierre Richard et vous remercie de votre attention."

(III) Exposé de Monsieur Pierre Richard, administrateur délégué et président du comité exécutif de Dexia

Monsieur Pierre Richard prononce ensuite le discours suivant:

"*Mesdames, Messieurs,*

Je suis très heureux de saluer à mon tour les actionnaires fondateurs du groupe Dexia, les investisseurs institutionnels et l'ensemble des actionnaires individuels qui participent à la vie de notre entreprise, présents dans la salle ou reliés avec nous par Internet. Je les remercie tous de l'intérêt qu'ils portent à notre entreprise.

Les membres du comité exécutif, Dirk Bruneel, Jacques Guerber, Marc Hoffmann, Axel Miller et Rembert von Lowis, sont également présents. Ils pourront intervenir le moment venu en fonction du déroulé de notre réunion.

***
*

2002 a été une année parmi les plus difficiles que les acteurs de la vie économique et financière aient connue jusqu'à présent. Personne n'a été épargné et l'incertitude persiste en ce premier semestre 2003. On ne voit pas encore clairement quelle direction prendra l'économie mondiale et quelles seront les conséquences économiques de la situation géopolitique actuelle.

L'ensemble des équipes de Dexia vit ces temps incertains comme un défi à relever. Les difficultés nous aguerrissent. Il faut tenir le cap, appuyé en cela par la mobilisation de nos 25.000 collaborateurs que je remercie de leur enthousiasme et de leur courage.

Malgré cet environnement économique et boursier très rude, qui n'a fait que se détériorer au fur et à mesure que l'année 2002 avançait et malgré les difficultés particulières rencontrées dans notre filiale aux Pays Bas, Dexia a bien su tirer son épingle du jeu en affichant un bénéfice net important, de l'ordre de 1 300 millions EUR, qui place Dexia dans le peloton des grandes entreprises européennes bénéficiaires.

Ces résultats éclairent parfaitement la solidité structurelle de Dexia qui tient à la nature même de ses métiers, et démontrent sa capacité à dégager des résultats réguliers et à des niveaux élevés, quels que soient les aléas de la conjoncture.

J'organiserai mon exposé selon trois thèmes principaux :

- *la solidité financière de Dexia*
- *le recentrage de Dexia sur trois métiers principaux*
- *nos priorités pour 2003*

(I) Les caractéristiques financières de Dexia sont parmi les meilleures de la profession

1/ En 2002, Dexia aura été l'une des banques les plus rentables et les mieux capitalisées de la zone euro, et son profil de risque reste très bas :

- Nous dégageons en 2002 une rentabilité sur fonds propres de 16%, soit nettement au-dessus de la moyenne de la zone euro.

- Le niveau de nos fonds propres totaux est de 10 milliards EUR et notre ratio de fonds propres durs (Tier One), c'st à dire le rapport entre nos fonds propres et nos divers engagements, est de 9,3%. Nous sommes donc bien capitalisés, là également plus que la moyenne des banques.

- Notre coût du risque reste faible, très en dessous du coût du risque du secteur bancaire. Ceci traduit le faible profil de risque de nos activités et le poids prépondérant dans notre bilan des engagements sur le secteur public. J'y reviendrai.

- Ainsi la croissance moyenne annuelle depuis 1996 du résultat net par action, en incluant l'année 2002, est de 9,4%, ce que peu de banques peuvent afficher aujourd'hui.

2/ Les résultats financiers. Je vais commenter rapidement les principaux agrégats du compte d'exploitation 2002.

a) Le <u>produit net bancaire (PNB)</u> s'est élevé à 5165 millions EUR, en recul de 8,4 %, et de 6,2% abstraction faite des éléments exceptionnels et non récurrents. Cette baisse du PNB s'explique principalement par le contexte économique et financier dans lequel l'activité s'est exercée tout au long de l'année 2002, et qui s'est traduit par une diminution des revenus liés aux valorisations boursières (assurance en unité de comptes, banque privée, gestion d'actifs) et plus généralement aux marchés. Par ailleurs, les revenus sous-jacents de Dexia Bank Nederland ont reculé de 119 millions EUR en raison des circonstances spécifiques à cette filiale.

b) Sur l'ensemble de l'année 2002, les <u>charges d'exploitation</u> se sont élevé à 3 045 millions EUR, en recul de 9,1%, alors que l'objectif était de stabiliser les coûts par rapport à 2001. Nous avons donc fait beaucoup mieux que l'objectif. Hors éléments exceptionnels et non récurrents, les coûts sous-jacents ont baissé de 4,3 % pour s'établir à 3 105 millions EUR.

c) Le <u>résultat brut d'exploitation</u> s'est élevé à 2 120 millions EUR, en baisse de 7,3 % par rapport à 2001. Calculé sur la base des revenus et des coûts sous-jacents, il recule de 9,0 %.

d) <u>Les provisions pour risques</u> se sont élevé à 722 millions EUR pour l'ensemble du groupe. Cette charge annuelle inclut la provision exceptionnelle de 448 millions EUR

constituée chez Dexia Bank Nederland du fait de la situation spécifique de l'activité de leasing d'actions. Sans cette charge exceptionnelle, les dotations aux provisions auraient été de 274 millions EUR, soit du même ordre de grandeur (modeste) qu'en 2001.

e) <u>Le coût du risque</u> (qui est le rapport entre les dotations aux provisions et l'encours des engagements) s'établit à un niveau extrêmement bas :

- *seulement 10 points de base pour l'activité bancaire (hors cette provision exceptionnelle) en 2002, contre 12 points de base en 2001 ;*
- *enfin, 2,5 points de base pour les activités FSA en 2002, (contre 0,6 point de base en 2001), ce qui montre un très faible profil de risque de FSA.*

Les données ci-dessus témoignent du faible profil de risque de Dexia et de FSA. Par comparaison, pour l'ensemble des banques, le coût du risque a été en moyenne d'environ 70 points de base.

f) <u>Les impôts</u>, qui comprennent à la fois les impôts courants et les latences fiscales, ont fortement décru, de 522 millions EUR en 2001 à 57 millions EUR en 2002. Ceci est largement dû au traitement de la provision passée chez Dexia Bank Nederland, ainsi qu'aux réductions de valeur sur les titres de Dexia Bank Nederland actées dans les comptes sociaux des entités mères (notamment Dexia BIL), qui ont généré une économie fiscale.

Le résultat net part du groupe atteint 1299 millions EUR, il diminue de 9,4% et de 7,8% hors éléments exceptionnels et non récurrents.

Le résultat par action quant à lui s'élève à 1,13 EUR (-10% par rapport à 2001).

(II) le recentrage de Dexia sur ses trois métiers commerciaux

Il s'agit là d'une action déjà engagée depuis plusieurs mois que nous allons poursuivre. Dexia, comme vous le savez, se définit comme un groupe bancaire européen spécialisé sur trois métiers à faible profil de risque : le secteur public local, la banque de proximité, la gestion financière. Nous avons engagé ce recentrage dès la fin 2001. Il est naturel qu'après toute acquisition, l'on procède à des élagages pour que la société acquise s'insère dans le profil du groupe, et ceci prend un certain temps. Nos revenus et nos résultats doivent provenir, pour l'essentiel, de nos trois métiers commerciaux. Nous en avons déjà la traduction concrète dans le bilan de notre activité en 2002.

<u>1/ les services financiers au secteur public et le rehaussement de crédit.</u>

Il s'agit là du métier principal de Dexia, comme vous le savez. Il a prouvé sa forte résilience. La production nouvelle dans le « public finance » n'a jamais été aussi élevée : + 28 % de croissance, et le résultat du métier a de nouveau progressé cette année, de 13,3 %, en données sous-jacentes.

Nous disposons de deux moteurs dynamiques de génération de revenus, qui tournent à plein :

(a) En Europe, notre expertise historique en Belgique et en France nous permet de transposer dans les autres pays les nombreux services et produits fabriqués dans nos deux pays d'origine.

Notre part de marché a augmenté en Belgique, où dans un contexte fort concurrentiel, elle est passée de 80 à 88 %, et en France où nous dépassons les 42 % aujourd'hui.

L'Italie et l'Espagne marquent des progressions importantes avec des progressions de la production de crédits de 77% et 54% respectivement.

Hors France et Belgique et hors FSA, nos encours sur le secteur local croissent de 23 %, à 85 milliards EUR.

(b) Aux Etats-Unis, notre moteur c'est FSA et nos succursales à New York qui développent ensemble d'importantes synergies, bien au-delà des prévisions initiales.

S'agissant de FSA, les primes nettes collectées sur le marché des municipal bonds (donc très peu risqué) ont été multipliées par deux. A l'inverse, nous avons réduit notre production sur le marché des Asset Backed Securities (ABS). Ce dernier métier développé par FSA n'est pas encore bien appréhendé en Europe car il touche à la titrisation, activité relativement nouvelle sur le continent, et cette mauvaise compréhension de cette activité a pu avoir un impact sur notre cours de bourse. Sur le moyen terme, cet impact sera corrigé.

En vérité, FSA exerce une activité à très faible profil de risque : la qualité moyenne des actifs garantis par FSA est supérieure à celle de ses concurrents.

La contribution de notre premier métier aux résultats de Dexia est très élevée en 2002 : 719 millions EUR (hors éléments exceptionnels), ce qui représente 50 % du résultat total des métiers, et la rentabilité sur fonds propres économiques se maintient à un niveau très élevé, de l'ordre de 21 %.

Le premier métier de Dexia est bien un métier acyclique, voire contracyclique. En période de basses eaux économiques, il reste très dynamique et ce phénomène se poursuivra, je le pense sur l'année 2003 : les taux d'intérêt extrêmement bas sur le marché facilitent l'emprunt des collectivités locales sans augmenter leur charge budgétaire et les besoins d'équipement n'ont jamais été aussi élevés, notamment dans le domaine de l'environnement.

Enfin, le processus de décentralisation qui touche l'Europe, et en particulier la France, ne peut être que favorable à nos activités, puisqu'il renforce les compétences des collectivités locales.

2/ Le deuxième métier : les services financiers de proximité

Ce métier est aujourd'hui porté très largement par Dexia Banque. Notre marché principal étant la Belgique, s'y ajoutent, bien sûr le Luxembourg, la Slovaquie, et la contribution par mise en équivalence de notre participation dans le Crédit du Nord.

La performance du deuxième métier doit être analysée principalement dans le contexte belge. Dexia Banque a vu ses parts de marché relativement à celles des grandes banques belges s'améliorer. L'encours global des avoirs de la clientèle est resté pratiquement stable, près de 79 milliards EUR. L'encours de crédits a crû de 6 %, à 22 milliards EUR, les clients profitant en particulier de la baisse des taux.

Cependant, le contexte financier général, marqué par la chute des valorisations boursières et le contexte de bas taux d'intérêts, affecte l'évolution des revenus de ce métier.

Cependant ceux-ci ne baissent que de 3 %, alors que les charges d'exploitation quant à elles baissent plus fortement, de 3,9 %.

Le deuxième métier dégage ainsi un résultat brut d'exploitation en légère croissance, ce qui est très satisfaisant dans la conjoncture actuelle.

Le résultat net part du groupe de ce métier (sous jacent) s'élève à 202 millions EUR.

2002 a surtout été pour Dexia la première année de l'intégration d'Artesia et Dexia Banque. Les objectifs de synergies ont été largement dépassés dans le domaine des coûts. Des étapes essentielles dans le domaine social ont été franchies, notamment avec les importants accords signés avec les représentants du personnel. Nous attachons une extrême importance à notre engagement social, car l'efficacité naît d'équipes motivées et rassurées.

Des progrès importants ont été enregistrés dans plusieurs domaines :

- *En mai 2002, il a été décidé de baser le modèle de distribution sur la combinaison du réseau salarié de l'ex-Bacob et du réseau d'indépendants de l'ancienne Dexia Banque.*

- *La fusion des salles de marchés fin 2002 s'est traduite par la réunion des deux front offices et des plate-formes informatiques, source d'économies significatives.*

3/ La gestion financière d'actifs

Ce métier a subi plus que les autres des conditions de marchés très défavorables et enregistre, comme tous ses concurrents, l'érosion des encours sous gestion et le déplacement des capitaux vers des produits à plus faibles marges. A cela s'est ajoutée

la situation défavorable que nous rencontrons aux Pays Bas. Mais certains domaines ont bien résisté, et même sur-performé, comme l'administration de fonds.

Ce métier comprend trois branches principales :

a) la banque privée :

Les avoirs de la clientèle ont baissé en valeur de 9 % à 30,8 milliards EUR, baisse due essentiellement à la baisse des marchés financiers. Nous avons donc gardé quasiment tous nos clients, ce qui est très honorable.

Dexia se développe activement en Europe. Outre le Luxembourg, qui est la base historique de cette activité, nous sommes présents en Belgique, en Espagne, en France, au Danemark, au Royaume Uni, et en Suisse. La création, en juin 2002, d'une filiale commune en Espagne entre Dexia et Banco Popular (Popular Banca Privada) illustre la stratégie que nous souhaitons développer : allier la force d'un réseau existant – celui de Banco Populare -, avec les compétences d'un grand acteur de la gestion privée – Dexia – qui peut offrir une large gamme de produits. Cette joint-venture gère déjà 1,3 milliard EUR d'actifs.

b) la gestion financière d'actifs :

L'encours géré est en baisse de 9,1 % à 70 milliards EUR, due intégralement à l'effet marché (- 10,2 %) et qui a été partiellement compensée par de la collecte nouvelle, 700 millions EUR. Nous voulons être compétitifs dans ce secteur d'activité. Je tiens à vous citer quelques exemples qui démontrent cette compétitivité. Près de 70 % des Sicav offertes à la clientèle figurent dans les deux premiers quartiles du classement S&P Micropal. Par ailleurs, Dexia Asset Management a amélioré nettement ses performances de gestion en 2002 et a été consacré par exemple par S&P's meilleur gérant en Italie (sur un horizon de gestion de 5 ans).

c) l'activité de gestion administrative de fonds :

Cette activité a poursuivi brillamment son développement, malgré un contexte défavorable. Outre le Luxembourg, où Dexia est un acteur majeur sur le premier marché européen de cette industrie, Dexia propose ses services dans de nombreux autres pays d'Europe : à Dublin, en Suisse, en Italie où l'activité a commencé en 2001 et présente des potentiels de croissance élevés. Nous sommes aussi présents en Espagne et en France. Dexia a consolidé par ailleurs sa position en Asie et possède déjà une part de marché significative à Singapour. Ainsi, nous devenons progressivement un acteur global dans ce domaine.

Le résultat net du troisième métier sous-jacent s'élève à 238 millions EUR , soit une baisse de 17 %.

4/ Le recentrage de nos activités sur nos trois métiers commerciaux a une traduction concrète dans l'allocation de nos fonds propres.

Les fonds propres d'une entreprise sont une matière précieuse qu'il faut utiliser à bon escient. Nous les affecterons en priorité à nos trois métiers et réduirons corrélativement les fonds propres alloués aux autres activités, pour l'essentiel les activités de marchés de capitaux et de trésorerie et l'activité « corporate ».

En tant que groupe bancaire, nous avons un pôle de compétence sur les marchés de capitaux qui génère une part importante de nos résultats. Mais les fonds propres alloués à cette activité ont été volontairement réduits.

Dans le même ordre d'idée, nous poursuivons la réduction de l'allocation des fonds propres consacrée au financement des grandes entreprises internationales. Nous voulons nous concentrer sur les entreprises qui interviennent dans la sphère du secteur public local et, bien sûr, maintenir nos relations bancaires avec les clients historiques de Dexia Banque et Artesia en Belgique et au Luxembourg. Par contre, nous poursuivrons notre désengagement des entreprises qui ne correspondent pas à nos métiers.

(III) Nos priorités pour 2003

Nous voulons préserver la nature propre de Dexia qui lui donne sa spécificité dans le monde bancaire.

Notre objectif central est de maintenir un haut niveau de rentabilité de nos fonds propres avec un profil de risque qui restera structurellement faible.

Nous évoluons dans un environnement que nous ne maîtrisons pas, mais nous avons à notre disposition trois leviers d'action essentiels, qui nous permettent de tendre vers nos objectifs.

1) Premier levier : le renforcement du pilotage du groupe

M. François Narmon vous a présenté le renforcement du gouvernement d'entreprise au niveau du conseil d'administration. Le même renforcement est réalisé au niveau opérationnel. Le groupe est désormais clairement organisé par lignes de métiers, les chefs de métiers ayant une mission claire : développer les revenus et les résultats de chacun de ces métiers. Axel Miller consacre, en 2003, l'essentiel de ses forces à la réussite de l'intégration d'Artesia, afin que les synergies soient au rendez-vous. Jacques Guerber et Marc Hoffmann se concentrent sur le développement des métiers dont ils ont la charge. Dirk Bruneel, en plus du pilotage des activités de marchés de capitaux, est le responsable unique du dossier néerlandais. Les tâches sont ainsi bien réparties.

2) Deuxième levier : la poursuite de notre plan de maîtrise des coûts

Nous avons opéré à partir de la fin 2001 à un véritable changement de culture. Je pense que nous sommes définitivement entrés dans un cercle vertueux où la maîtrise des coûts ouvre la voie à la croissance des résultats et de la rentabilité, qui elles-mêmes ouvrent la voie au développement.

Je salue les efforts des équipes qui en 2002 ont fait mieux que le budget. Elles ont dépassé l'objectif d'une simple stabilisation des charges, elles ont réalisé une diminution significative de celles-ci (- 4,3 % par rapport au comparable 2001). Ceci n'est pas le fruit du hasard mais résulte de la prise de conscience à tous les niveaux de la nécessité d'une utilisation judicieuse des ressources dans ce contexte économique et financier particulièrement difficile. Nous nous livrons en permanence à une analyse comparative du mode de fonctionnement des différentes entités du groupe avec un découpage très fin, au travers d'un benchmarking tant interne qu'externe.

Les principaux effets des plans d'action engagés jusqu'alors continueront de porter leurs fruits en 2003.

Comme en 2002, nous nous fixons pour 2003 un objectif de plafonnement des dépenses au niveau atteint en 2002 sur bases comparables.

3) Troisième levier : la gestion active de notre capital

Depuis sa création, Dexia a constamment généré des résultats en excès de ses besoins de fonds propres. Nous continuerons dans cette voie en 2003. Cet excès de capital doit être utilisé de manière optimale. Nous devons d'abord apporter les fonds propres nécessaires au développement organique de nos trois métiers. Ensuite, nous devons servir un dividende important à nos actionnaires. François Narmon vous a informés de la proposition que nous vous présentons et qui correspond au versement le 13 juin prochain de 560 millions EUR. Enfin, le capital excédentaire sera consacré, sauf événement inattendu, au rachat de nos propres actions. Nous l'avons fait en 2002 et à ce jour nous avons procédé à un rachat de 16,7 millions de titres, soit 1,3 % du capital. Nous vous proposerons à l'occasion de l'assemblée générale extraordinaire d'annuler ces actions.

(IV) Je terminerai mon exposé en faisant un point de la situation de Dexia à ce jour.

1) Tout d'abord, s'agissant des Pays-Bas, nous avons annoncé le 5 décembre dernier un plan d'action complet, et nous nous consacrons à la mise en place de ce plan, dans le respect absolu de notre calendrier.

Le dossier est piloté, comme je l'ai déjà dit, par Dirk Bruneel, qui a mis en place une équipe solide à Amsterdam.

Nous traitons ce dossier dans toutes ses dimensions (juridique, financier et commerciale), avec une priorité : répondre à l'attente de nos clients. Ceux-ci font face à des situations très diverses et nous nous efforçons d'apporter des solutions adaptées aux différents cas :

Pour les clients qui se trouveraient en difficulté, notamment du fait de leur situation familiale ou de leur endettement, nous avons mis en place un « comité des Sages » composé de personnalités prestigieuses et indépendantes (le Président honoraire de la Cour de justice d'Amsterdam, le Président honoraire de la Bourse d'Amsterdam, un expert en arbitrage en cas de surendettement). C'est ce comité qui a fixé les règles d'éligibilité aux indemnisations que nous serions conduits à leur apporter.

S'agissant des clients en général, nous avons fait des propositions commerciales diversifiées pour les aider à supporter la charge de leur dette.

Un dispositif de contact avec nos clients a été mis en place avec des équipes renforcées. Nous avons adressé, lors des précédents mois, un courrier personnel, à raison de 5000 lettres par jour, à chacun des 200 000 clients susceptibles de se retrouver avec une dette à la fin de leur contrat, pour présenter de manière extrêmement détaillée et transparente nos propositions.

Nous avons annoncé au marché que nous fournirions des informations sur les résultats de cette offre, le 21 mai prochain, après le conseil d'administration de Dexia. Je ne peux donc aujourd'hui m'exprimer de manière chiffrée. Retenons simplement que les premiers résultats ont dénoté une tendance encourageante, qui s'est confirmée au fil des semaines.

Il est clair que la remontée de l'indice de la bourse d'Amsterdam ne peut que faciliter le règlement d'ensemble du dossier. J'espère être en mesure, le 21 mai, après le conseil d'administration, de donner des informations suffisamment détaillées au marché pour que celui-ci puisse avoir la confirmation que le dossier est complètement sous contrôle et qu'il ne déstabilise en aucune manière Dexia.

2) Je conclurai par <u>nos perspectives pour l'année 2003</u>

S'agissant des trois premiers mois de 2003, nous constatons avec satisfaction que notre filiale américaine FSA réalise des résultats superbes au cours de ce premier trimestre, avec un bénéfice net de 65,8 millions de dollars, en hausse de 21,6 % par rapport au premier trimestre 2002 qui était déjà très dynamique. Aucun besoin de provisionnement supplémentaire, je le répète, n'a été nécessaire au 31 mars pour FSA, ce qui, je l'espère, contribuera à convaincre les marchés que les activités de FSA ne sont pas de nature à modifier le profil de risque de Dexia.

Plus largement, le <u>premier métier</u> de Dexia performe bien au 1er trimestre, en termes d'activité commerciale.

Sur notre premier métier, l'évolution favorable de 2002 se poursuit au 1er trimestre 2003 avec une importante production nouvelle de prêts à long terme dans la plupart des pays où Dexia est implanté. Sur un an, nos encours de crédits sur le secteur local

seront donc en croissance significative. Ainsi, grâce à son premier métier qui donne à Dexia sa spécificité dans le secteur bancaire, nous avons l'assurance de sécuriser plus de 50 % de nos résultats dès à présent.

Le deuxième métier s'efforce avec succès de tirer le meilleur parti de l'environnement économique et financier actuel, avec une croissance de la collecte et des encours de crédit. Mais c'est aussi dans le domaine de la mise en œuvre de l'intégration d'Artesia et de la réalisation des synergies qui s'y attachent, que les efforts ont porté en ce début d'année.

Le troisième métier a bien évidemment subi les conséquences des dépréciations boursières dans le contexte de crise internationale jusqu'à la fin du premier trimestre. Cependant, si la reprise du mois d'avril se confirme, je pense que nos performances financières seront au rendez-vous.

En conclusion :

Il est difficile pour tout acteur économique aujourd'hui de faire des prévisions sur l'ensemble de l'année, tant l'environnement est encore incertain. Il suffit d'observer l'extrême volatilité des bourses qui perdure. Nous sommes tous très dépendants de l'état de santé de l'économie américaine et les marchés oscillent en permanence d'un jour à l'autre en fonction de la publication de tel ou tel indicateur d'activité aux Etats Unis. On entend bien des experts dire que le deuxième semestre de l'année devrait voir confirmer un redémarrage de l'économie et des bourses. Si tel est le cas, l'impact favorable sur les entreprises sera sensible, notamment pour les entreprises du secteur financier.

S'agissant Dexia, nous sommes moins sensibles que les autres groupes bancaires à la conjoncture, grâce à notre premier métier qui représente de l'ordre de 50 % de nos résultats. Nous prévoyons pour celui-ci un bon cru 2003. Par ailleurs, nous continuons activement notre plan de réduction des coûts. Toute évolution favorable de la bourse se traduira immédiatement sur nos deuxième et troisième métiers en termes de revenus, puisque les coûts sont maîtrisés et que nous avons augmenté notre productivité.

Dans ces conditions, je prévois pour 2003 le maintien d'un bon niveau de rentabilité de Dexia. C'est ce que nous devons à nos actionnaires, en plus du dividende substantiel que nous leur verserons le 13 juin prochain.

Je terminerai mon exposé en évoquant brièvement le cours de bourse de l'action Dexia. Nous vous montrons sur l'écran l'évolution de l'indice Euronext (en jaune) et l'évolution de l'action Dexia (en bleu). Nous pouvons distinguer deux périodes. Du début de l'année jusqu'à la mi-mars, le cours de l'action Dexia a chuté beaucoup plus vite que le cours de l'indice Euronext (-37% pour Dexia contre -22% pour l'indice Euronext). Les résultats que nous avons présentés à la mi-mars et l'orientation plutôt favorable des événements sur les Pays-Bas fait que nous rejoignons maintenant l'indice moyen. Notre cours de bourse oscille en ce moment autour de 11,10%, et

nous suivons en ce moment pratiquement les indices boursiers. Nous avions l'habitude de faire beaucoup mieux que les indices; l'évolution n'est dès lors pas suffisante, mais nous retrouvons quand-même la voie régulière des indices boursiers (dans cet exemple, l'indice d'Euronext), et c'est plutôt bon signe.

Mesdames, Messieurs, je vous remercie de votre attention."

(IV) Communiqué relatif au conseil d'administration du 14 mai 2003. Information complémentaire concernant la 6ème résolution à l'ordre du jour (nomination d'un administrateur)

Le président de l'assemblée indique que la sixième résolution qui sera présentée à l'assemblée générale ordinaire concerne la nomination d'un administrateur dont la convocation qui a été envoyée précisait que l'identité serait communiquée par le conseil d'administration.

Le président indique que le conseil d'administration s'est réuni le 14 mai au matin. Il ajoute que, après avoir entendu le rapport du comité des nominations et en avoir informé la Commission Bancaire et Financière, le conseil d'administration a pris la décision de proposer le renouvellement du mandat de M. Guy Burton qui prenait fin à l'issue de la présente assemblée générale pour une nouvelle période de 4 ans prenant fin à l'issue de l'assemblée générale de 2007.

L'assemblée aura donc à se prononcer sur cette proposition de renouvellement.

Le président saisit par ailleurs l'occasion pour annoncer que Monsieur Pieter Paul Van Besouw a présenté sa démission comme administrateur, et ce avec effet au 1er avril 2003.

(V) Rapport de gestion du conseil d'administration et rapports du collège des commissaires relatifs à l'exercice 2002

Le président de l'assemblée aborde le premier point à l'ordre du jour qui concerne la communication du rapport de gestion du conseil d'administration et les rapports du collège des commissaires concernant les comptes consolidés et les comptes annuels de l'exercice 2002, ainsi que la communication des comptes consolidés. Ces documents ont été adressés à tous les propriétaires d'actions nominatives, ainsi qu'à tous les titulaires de certificats nominatifs émis avec la collaboration de la société et aux détenteurs de warrants nominatifs. Pour les autres actionnaires, ils étaient à disposition au siège de la société.

(VI) Exposé du représentant du comité européen d'actionnaires individuels

Le président de l'assemblée indique ensuite que le groupe Dexia a toujours été soucieux de détenir une base d'actionnaires individuels significative. Pour cela, outre le Club des actionnaires individuels qui comporte 15 000 membres, il a été mis en place en 2001 un Comité européen d'actionnaires individuels composé d'actionnaires français, belges et luxembourgeois. Le rôle du Comité est de conseiller le groupe dans sa politique de communication en direction de l'actionnariat individuel. Le président ajoute que Dexia a jugé utile qu'un des membres de ce Comité puisse faire état des travaux réalisés par cette instance sur la période écoulée, et il appelle Monsieur Pierre Aviron-Violet à le rejoindre.

Monsieur Aviron-Violet prononce le discours suivant :

"Monsieur le président du Conseil d'administration,
Monsieur l'Administrateur délégué,
Madame et Messieurs les Administrateurs,
Mesdames et Messieurs les actionnaires,

Si l'année 2001 a été une année charnière pour le groupe Dexia, que dire de l'année 2002 !

Les membres du comité consultatif européen des actionnaires de Dexia comme la plupart des actionnaires ont vécu avec difficulté les événements successifs qui ont entraîné la chute des marchés boursiers à laquelle Dexia n'a pas échappé. Nous tenons cependant à noter qu'aucun de nous ne s'est détourné du titre. Au contraire, certains ont su mettre à profit cette baisse pour renforcer leur portefeuille en titres Dexia.

Nous sommes conscients que le groupe dont nous sommes actionnaires est maintenant devenu un groupe de dimension mondiale et qu'à ce titre, l'impact de certaines annonces peut avoir des répercussions importantes.

Nous avons cependant pu apprécier le suivi du dossier Dexia Bank Nederland. En effet, très rapidement, le comité qui s'était inquiété des répercussions de cette affaire a pu constater que le traitement et le suivi réalisés par la direction du groupe étaient de nature à rassurer le marché.

Durant l'année écoulée, nous avons travaillé sur un grand nombre de dossiers et notamment sur la réalisation du guide de l'actionnaire individuel, paru en novembre 2002 et déjà réactualisé. Nous invitons les actionnaires qui le souhaitent à demander ce guide à la direction de la communication.

Nous avons fait part à la direction du groupe du souhait de la plupart des actionnaires de voir se poursuivre la politique de distribution des résultats, tout spécialement dans le contexte boursier actuel, ce qui devrait encre renforcer l'attractivité du titre.

Nous nous sommes également penchés sur la mise à jour du site Internet de Dexia qui donnera une place plus importante aux actionnaires et leur permettra de disposer d'informations précieuses sur la vie de la société.

En conclusion, nous souhaitons inviter les actionnaires individuels qui ne seraient pas encore membres du club des actionnaires à nous rejoindre. Nous souhaitons tout particulièrement que ce message soit entendu par les actionnaires belges et luxembourgeois que nous avons du mal à contacter sans démarche volontaire de leur part.

N'hésitez pas également à nous communiquer les sujets que vous souhaiteriez voir aborder par le comité consultatif européen.

Je remercie les Présidents, François Narmon et Pierre Richard, pour leur attention envers les actionnaires et Pierre Richard pour son implication dans nos réunions, ainsi que les différents membres du comité de direction qui ont participé avec assiduité à nos réunions.

Je vous remercie pour votre attention".

Le président de l'assemblée remercie Monsieur Aviron-Violet pour son intervention.

(VII) Questions écrites et réponses des dirigeants

Le président de l'assemblée propose de passer à la séance "questions-réponses". Les questions écrites seront traitées en premier lieu. Les participants à l'assemblée auront ensuite l'occasion de poser des questions orales.

Avant de donner la parole au secrétaire général qui sera chargé de lire et de répondre aux questions écrites, le président tient à préciser un certain nombre d'éléments. Voici le texte prononcé par le président de l'assemblée :

"Dans les jours qui ont précédé l'assemblée, la société a reçu de deux actionnaires plusieurs pages de questions écrites. Ces deux actionnaires sont présents dans la salle.

Vous connaissez notre souci de transparence. Nous répondons en principe à toutes les questions posées au cours de nos assemblées ou qui nous sont communiquées par écrit avant celles-ci. Nous répondons même fréquemment à des questions auxquelles nous ne sommes pas légalement tenus de répondre.

Ceci dit, la liste des questions posées par ces deux actionnaires est très longue (respectivement une liste de 28 et de 34 questions), et certaines d'entre elles portent sur des points qui sont totalement étrangers à l'ordre du jour.

Sans aucunement remettre en cause le droit fondamental de tout actionnaire de poser des questions au cours de l'assemblée, je saisis cette occasion pour rappeler, à l'attention particulière de ces deux actionnaires, les règles du Code des sociétés qui encadrent l'exercice de ce droit et en fixent les limites. En effet, ce droit n'est pas à ce point large et illimité qu'il permette de poser n'importe quelle question, de mobiliser les ressources de la société pour préparer des réponses, ni de prolonger une assemblée au-delà du raisonnable lorsque les questions et les réponses ne sont pas utiles pour permettre aux participants de voter en connaissance de cause sur les points à l'ordre du jour.

L'article 540 du Code des sociétés précise que les administrateurs et les commissaires ne sont tenus de répondre qu'aux questions qui leur sont posées « au sujet de leur rapport ou des points à l'ordre du jour, et ceci dans la mesure où la communication de données ou de faits n'est pas de nature à porter gravement préjudice à la société, aux actionnaires ou au personnel de la société », c'est-à-dire les questions qui entretiennent un lien avec le vote à exprimer et visent à préparer celui-ci.

Nous répondrons bien volontiers, comme le prévoit la loi, à toutes les questions destinées à préparer le vote et qui portent sur les points à l'ordre du jour de notre assemblée générale ordinaire.

Par contre, nous n'apporterons qu'une réponse brève à certaines des questions posées par les deux actionnaires précités, lorsqu'il est manifeste qu'une réponse détaillée n'est nullement indispensable pour permettre à cette assemblée de voter en connaissance de cause ou de comprendre parfaitement les points portés à l'ordre du jour.

Par ailleurs, il ne sera pas procédé à la lecture publique des questions qui mettent en cause des personnes autres que les administrateurs sur des points qui n'ont rien à voir avec l'ordre du jour.

Ceci étant dit et dans le cadre rappelé ci-dessus, nous prendrons le temps nécessaire pour informer le plus complètement possible cette honorable assemblée.

Nous avons procédé, sur la base des principes qui viennent d'être rappelés, à l'examen des questions que les deux actionnaires précités nous ont fait parvenir avant l'assemblée. Voici ces questions, ainsi que les réponses que nous y apportons".

Le président passe ensuite la parole à Monsieur Van Herstraeten, secrétaire général du groupe Dexia, et le charge de lire les questions écrites et les réponses apportées .

(I) Réponses aux questions posées par M. Sassen dans son courrier du 9 mai 2003

M.Sassen nous a transmis le 9 mai 2003 une liste de 34 questions.

A) Questions liées aux affaires du groupe aux Pays-Bas

Question 1 : Quel pourcentage de l'effectif de l'ancien Labouchere a été licencié ? Même question concernant l' « ancien » Kempen?

Réponse : En 2002, le nombre de licenciements s'élève à 259 chez Labouchere et 36 chez Kempen.

Question 2 : Lors de l'assemblée générale de 2002, M. Richard a insisté sur le fait que Dexia « n'est pas un groupe qui applique les méthodes brutales utilisées par certains groupes internationaux ». Dans la presse hollandaise ces licenciements ont été décrits comme massifs, une pure destruction de valeur et de capital (humain). Quelle est la réaction de Dexia à cette description ?

Réponse : Nous n'avons pas de commentaire à faire sur des articles de presse. La mise en œuvre d'un plan de restructuration est toujours douloureuse et nous le regrettons mais elle était indispensable pour permettre à d'autres emplois d'être sauvés. Nous maintenons que Dexia n'est pas un groupe qui applique des méthodes brutales.

Question 3 : Pouvez-vous présenter un inventaire complet de tous les coûts et frais liés aux acquisitions et aux réorganisations aux Pays-Bas (Kempen/Labouchère en précisant le prix d'acquisition, les frais de réorganisation (y compris les licenciements), les coûts juridiques/administratifs et les pertes et profits sur vente d'activité (exemple Alex))

Réponse : Le prix d'acquisition de Labouchere (août 2000) s'élevait à 896 millions EUR. Le prix d'acquisition de Kempen (juillet 2001) s'élevait à 1 053 millions EUR. Concernant les autres frais, nous renvoyons l'honorable actionnaire à la partie comptes et rapports des comptes annuels. Des informations concernant la vente d'Alex seront par ailleurs fournies le 21 mai 2003, lors de la présentation des résultats de Dexia du 1er trimestre 2003.

Question 4 : Quelles sont les principales activités retail de Dexia Bank Nederland qui ont survécu à la réorganisation ?

Réponse : Dexia Bank Nederland s'oriente depuis la scission (intervenue le 14 avril 2003) uniquement vers la clientèle et les produits "retail". Il est clair que la gestion des contrats existants du "leasing d'actions" et le suivi des résultats de l'offre commerciale sont des éléments importants dans les activités actuelles de Dexia Bank Nederland. Par ailleurs, plusieurs projets de développement sont étudiés afin d'initier prochainement la création et la commercialisation de nouveaux produits.

Question 5 : Est-ce que la liste des activités, mentionnées en annexe 1 du courrier reprenant les questions écrites, est correcte et complète ?

Réponse : l'annexe 1 jointe à la liste des questions de Monsieur Sassen ne comprend aucune information : il est donc difficile de confirmer qu'elle est correcte ou complète.

Question 6 : A combien s'élève le « revenue capability » total de Dexia Bank Nederland pour 2003, 2004 et 2005 ?

Réponse : la présente assemblée n'a pas pour objet de se pencher sur le business plan de DBNL. Plusieurs projets de développements sont actuellement étudiés.

Question 7 : Pour quel motif Alex a-t-il été vendu et à combien s'élève la perte sur cette vente ?

Réponse : Bien qu'Alex était le leader des placements "on line" aux Pays-Bas, il a été décidé de vendre Alex vu que la taille réalisée au sein de Dexia Bank Nederland n'offrait pas suffisamment de perspectives financières sur le long terme. Un développement éventuel d'Alex sur l'échelle européenne aurait nécessité des investissements très importants. Le résultat de la vente de Alex apparaîtra dans les

comptes 2003 de Dexia et nous répondront à cette question lors de l'AG qui statuera sur ces comptes 2003.

<u>Question 8</u> : A combien s'élève à ce jour le montant total des provisions de Dexia liées aux problèmes de leasing d'actions ? Quelles sont les méthodes de calcul utilisées pour établir ce montant ? Quels sont les critères de calcul utilisés pour établir ce montant ? Quels sont les critères les plus cruciaux qui influencent ce risque ?

Réponse : Les réponses à ces questions se trouvent dans le rapport annuel, à la page 75.

<u>Question 9</u> : Dexia a fait des propositions d'arrangement à l'amiable aux clients de leasing. Pouvez-vous nous donner une évaluation des réponses à cette proposition, à la fois qualitative et quantitative :

- *pourcentage d'acceptation;*
- *pourcentage de refus;*
- *pourcentage (en valeur) de clients en défaut;*
- *au sujet des défauts, Dexia a-t-elle initié des actions en justice ?*

Réponse : les résultats de l'offre commerciale seront commentés, comme Monsieur Richard l'a déjà annoncé, lors de la présentation des résultats du 1er trimestre 2003, soit à l'issue du conseil d'administration qui se tiendra le 21 mai prochain.

<u>Question 10</u> : Les titres Aegon et Ahold forment la pierre angulaire, ou doit-on dire « tombale » d'un grand nombre de portefeuilles de leasing. Quel est l'impact de la chute dans la valeur de ces actions sur le portefeuille de leasing ?

Réponse : Comme vous le savez les portefeuilles de leasing sont composés de titres de l'AEX et notamment de titres Ahold et Aegon. La baisse de ces titres comme la baisse de l'AEX en général a bien évidemment pour conséquence d'augmenter l'écart entre la valeur du portefeuille et le montant restant à rembourser par les clients.

<u>Question 11</u> : Dans la presse on a vu paraître ces derniers mois un nombre de commentaires hautement critiques sur la rémunération des cadres supérieurs aux Pays-Bas, leurs bonus et en particulier le « golden adieu » accordé en dépit des « dégâts ». Pouvez-vous spécifier le détail et le total des packages de départ accordés à Bierman, Krant, Cornet et autres (pour les montants excédant 400 000 EUR par personne) ?

Réponse : Ces questions concernent la situation personnelle de certaines personnes qui ne sont pas administrateurs de Dexia SA et sont étrangères à l'ordre du jour de cette assemblée générale. Il n'y sera pas répondu.

<u>Question 12</u> : Au cours de l'assemblée générale de l'année dernière (page 18 du PV) M Richard parle de « nouvel examen pour Dexia sur sa capacité de gestion de ses acquisitions ». Vu l'évolution du cours de l'action, considérez-vous d'avoir passé ce test ?

Réponse : Vous évoquez sans doute les quatre dernières acquisitions à savoir FSA, Kempen, Labouchère et Artesia.

Nous sommes très satisfaits des résultats de FSA. Kempen qui est actif dans l'asset management, le corporate finance et le courtage d'actions a souffert de l'évolution des marchés. Kempen est toutefois prêt à bénéficier au mieux de la hausse des marchés. En ce qui concerne Artesia, les objectifs de synergies ont été largement dépassés dans le domaine des coûts. Et en ce qui concerne Labouchère, aujourd'hui Dexia Bank Nederland, vous connaissez le dossier Legio Lease et l'offre commerciale qui a été faite à environ 200 000 clients. Nous serons en mesure de vous donner des informations plus précises à l'occasion de la publication des résultats du premier trimestre.

<u>Question 13</u> : Quelles sont chez Dexia les personnes responsables pour les acquisitions aux Pays-Bas, en particulier pour le processus de due diligence ?

- *de ces personnes lesquelles sont toujours employées par Dexia et en quelle fonction ?*
- *quelle a été l'évolution de leurs salaires et bonus sur la période 2000-2003 ?*
- *en cas de départ d'une ou plusieurs de ces personnes ont-elles bénéficié d'une prime et si oui à combien s'élève cette prime ?*

Réponse : Les acquisitions et les processus de due diligence sont traités par des équipes ad hoc. Les autres questions posées concernent la situation personnelle de certaines personnes qui ne sont pas administrateurs de Dexia SA et sont étrangères à l'ordre du jour de l'assemblée générale.

<u>Question 14</u> : « Goodwill » et surtout la confiance des marchés et des clients sont des ingrédients indispensables pour une banque pour opérer avec succès ; l'affaire de leasing de titres contribue négativement à l'image de marque de Dexia, en dépit du fait qu'il s'agit en partie d'un problème « hérité ». En date du 28 avril 2003 l'article dans le « Financiële Telegraaf » reflète clairement l'ampleur du problème de goodwill. L'article qualifie comme « dur comme du béton » l'offre de Dexia à certains clients en leasing particulièrement touchés (texte traduit du néerlandais). Dexia semble penser qu'elle puisse gérer à la fois le contentieux avec ses clients de leasing et son image de marque dans le domaine du retail aux Pays-Bas ? Quelle est votre opinion sur ce dilemme ?

Réponse : L'honorable actionnaire cite l'écho de la presse la plus agressive à l'égard de Dexia. La position de Dexia qui, comme l'a indiqué l'honorable actionnaire, a hérité du dossier Legio Lease est que les contrats conclus avec les clients sont

parfaitement valables et qu'il n'y a donc pas lieu de renoncer à poursuivre le recouvrement des sommes dues. Agir autrement serait contraire à l'intérêt de la société et de ses actionnaires et ne manquerait certainement pas de nous être reproché par l'honorable actionnaire.

Afin toutefois de faire preuve d'une attitude commerciale, Dexia a fait une offre à certains clients qui, faut-il le rappeler, doivent en contrepartie renoncer à poursuivre Dexia en justice. Une procédure particulière d'arbitrage a également été mise en place pour les cas socialement difficiles qui répondent à certains critères. Enfin la scission de Dexia Bank Nederland et de Kempen a précisément pour objectif de tenter de ne pas ternir l'image de marque de Kempen et de rassurer ses clients. De cette manière, nous sommes convaincus de faire le maximum pour sauvegarder l'image de marque de Dexia aux Pays-Bas sans renoncer à nos droits.

<u>Question 15</u> : Les méthodes de comptabilité appliquée par Dexia (entre autre « pooling of interests ») ne permettent pas à un actionnaire d'évaluer aisément l'impact réel des acquisitions aux Pays-Bas. Une comptabilité non ou peu-transparente risque de causer depuis des affaires comme « Enron », une sous évaluation d'un titre.

Pouvez-vous redéfinir les acquisitions aux Pays-Bas sur un simple base « cash » selon le schema en annexe 2 du document qui vous a été transmis ?

Réponse : Dexia respecte la législation comptable qui lui est applicable et cette méthode de comptabilisation est elle-même certifiée par nos commissaires réviseurs; nous laissons à l'honorable actionnaire la responsabilité de ses propos quant à la transparence qui résulte ou non de l'application de cette législation et nous n'entendons nullement mobiliser nos équipes et nos ressources pour établir d'autres comptes que ceux auxquels nous sommes légalement tenus fussent-ils ceux proposés par l'honorable actionnaire.

<u>B) Questions liées aux affaires du groupe au Luxembourg</u>

M. Sassen nous adresse une liste de 19 questions concernant une prétendue affaire de fraude qui aurait eu lieu en 1998 au sein de Labouchère Luxembourg. Cette fraude aurait été le fait d'un ancien employé de la banque et n'aurait porté préjudice qu'à un seul client qui ne s'en est par ailleurs jamais plaint.

M. Sassen met également en cause l'audit interne qui a pourtant mené une enquête approfondie sur cette prétendue fraude.

Malgré notre souci de transparence, nous n'avons pas l'intention de faire perdre encore plus de temps à cette honorable assemblée et de lire toutes ces questions de M. Sassen.

Nous n'avons pas non plus l'intention de répondre à ces questions pour les raisons suivantes :

- à ce jour, aucune plainte n'a été adressée par le client qui aurait soi-disant subi un préjudice ; nous ne comprenons pas pourquoi M Sassen s'acharne à vouloir défendre les intérêts d'une personne qui ne s'estime pas lésée;
- la banque n'a subi aucun dommage matériel résultant des faits soulevés par M. Sassen;
- les questions de M. Sassen mettent gravement en cause une personne qui n'est pas administrateur de Dexia SA;
- les questions de M. Sassen n'ont rien à voir avec un quelconque point à l'ordre du jour : les prétendus faits évoqués par M. Sassen datent de 1998 et ils n'ont aucune incidence sur les comptes 2002;
- En sa qualité d'actionnaire de Dexia, M Sassen ne dispose pas d'un droit individuel d'investigation ou d'injonction à l'égard des responsables de Dexia : il ne lui appartient donc pas de demander des compléments d'enquête sur base de supputations .

(II) Réponses aux questions posées par M. Desplats-Redier (facsimilés des 6 et 13 mai 2003)

M. Desplats-Redier nous a transmis le 6 mai 2003 un aperçu des principales questions qui il avait l'intention de poser, soit environ 10 questions précises.

Nous avons reçu hier après-midi (13 mai) un fax daté du 12 mai qui reprenait 28 questions sur 7 pages.

Dans la mesure où M. Desplats-Redier souhaite que nous lisions in extenso de nombreux passages de ses questions écrites, j'en ferai une lecture rapide conformément aux principes rappelés par le Président Narmon.

Question 1 :

(i) *Quels seraient les résultats nets consolidés (totaux et part du Groupe) de Dexia et leur évolution (en %) de 2001 à 2002, si l'imputation (directe) sur les fonds propres des écarts de consolidation n'avait pas été accordée par dérogation aux principes généraux de la CBF ?*

(ii) *Même question pour le taux de croissance des bénéfices par action de Dexia depuis sa création (1996) ainsi que le « return on equity ».*

(iii) *Cette dérogation ne donne-t-elle pas à DEXIA un avantage concurrentiel par la comparaison de ses données comptables avec ses homologues en France et dans d'autres pays ?*

Réponse : Dans la mesure où Dexia a effectivement obtenu une dérogation de la CBF, les questions (i) et (ii) nous semblent dénuées d'intérêt pour cette assemblée. Nous invitons cependant l'honorable actionnaire à prendre connaissance du rapport annuel

(page 9 de la partie comptes et rapports des comptes annuels) et du rapport d'activité (sur internet) qui répondent à ses questions.

Concernant le point (iii), cette question a déjà été posée lors de l'Assemblée générale du 7 mai 2002 et nous ne pouvons que confirmer à nouveau à l'honorable actionnaire que cette dérogation a pu également être accordée à d'autres banques. Le fait de pouvoir passer le goodwill directement sur les fonds propres au lieu de devoir l'amortir est pratiqué de manière courante dans plusieurs pays. C'est le cas par exemple aux Pays-Bas, et c'est la raison pour laquelle - s'agissant de l'acquisition d'une banque aux Pays-Bas (in casu Labouchere) - nous avons obtenu cette dérogation de la Commission Bancaire et Financière en Belgique. Par ailleurs, elle n'influence nullement l'évolution intrinsèque des fondamentaux du résultat du groupe.

<u>*Question 2 :*</u>

Il a été indiqué, tant en 2001 qu'encore en 2002, en réponse à des questions à l'Assemblée générale, que Dexia ne connaissait pas le montant des plus-values ou moins-values latentes sur ses participations non cotées et qu'il lui était « pratiquement impossible » de procéder à cette évaluation.

Qu'en est-il à ce jour ? (Sachant que déjà, fin 2001, ces participations non cotées se montaient en valeur comptable à 849 Millions EUR et que les fluctuations de valeurs récentes rendent pratiquement inacceptable, au vu des bénéfices de Dexia, une incertitude totale à ce sujet; une évaluation à 10 ou 20 % près serait-elle réellement impossible ?...).

Réponse : Cette question a également déjà été posée lors de l'Assemblée générale 2002. Il y est répondu en page 72 du rapport annuel de la partie comptes et rapports des comptes annuels.

Nous confirmons qu'il est pratiquement impossible de procéder à une évaluation des plus-values latentes pour les titres non cotés, vu l'absence de mesures objectives qui puissent nous permettre de faire une telle évaluation.

<u>*Question 3 :*</u>

Sur une échelle de 1 à 10, quelle serait la note donnée par le Comité d'Audit du Conseil à l'agressivité des méthodes comptables utilisées par le Groupe (et notamment FSA et la BIL) ? (Monsieur Desplats-Redier ajoute un commentaire dont il prend l'entière responsabilité. Cette question – pourtant suggérée par Monsieur Buffett lui-même, à l'intention des Comités d'Audit – ne semble pas avoir été bien appréciée l'an dernier. Elle est analogue à la démarche que faisaient (et font ?) certains cabinets d'audit en appréciant les méthodes de leurs clients, par exemple Enron, sur une échelle de risque. Faut-il rappeler encore qu'un hebdomadaire financier français ("Investir", 9 décembre 2002) a mentionné, concernant le traitement de ses problèmes hollandais par DEXIA un « tour de magie comptable et fiscal lié à l'état du droit en Belgique et au Luxembourg » ?

Réponse : Les comptes présentés à l'approbation de la présente assemblée ont été arrêtés par le conseil d'administration sur rapport du comité d'audit. Le groupe Dexia n'a pas l'intention d'être innovateur sur le plan des méthodes comptables qu'il utilise et qui sont validées par les autorités de contrôle.

Question 4 :

Que seraient, dans les comptes consolidés de Dexia, les principales grandeurs suivantes :

- *Bénéfice net, total et part du Groupe ;*
- *Actif net, dont capital et autres postes ;*
- *Endettement total ;*
- *Total du hors bilan ;*
- *Return on equity.*

si l'on appliquait les principes suivants :

(i) US GAAP
(ii) IAS

Réponse :

Les sociétés cotées ne seront tenues de publier leurs résultats selon les normes IFRS qu'à partir de 2005 et nous y travaillons activement. Les normes USGAAP ne sont pas applicables à Dexia. Les informations demandées par l'honorable actionnaire ne sont donc pas disponibles.

Question 5 :

Y a-t-il encore des engagements de rachat d'action FSA (p.ex. à des actionnaires personnes physiques) par Dexia ou d'autres entités du Groupe ? Si oui, montants concernés, etc. ?

Réponse : Dexia Crédit Local s'est engagée à racheter les actions détenues par les administrateurs de FSA. L'engagement porte au 31 décembre 2002 sur un montant de 73 millions EUR.

Question 6 :

Le Comité d'Audit du Conseil d'Administration de Dexia même (et non pas seulement FSA) a-t-il procédé ou fait procéder à des examens ou contrôles particuliers de FSA ?

Si oui, lesquels ?

Réponse : Le comité d'audit du conseil d'administration de Dexia S.A. n'a pas fait procéder à des examens ou contrôles particuliers de FSA. Il suit les risques engendrés par l'activité de FSA au même titre que ceux des autres entités du groupe.

Question 7 :

Il semble qu'en 2001 ou début 2002, FSA avait été condamné par des autorités de contrôle US (SEC ?) à payer une amende (50.000 USD ?). Est-ce exact ? Si oui, détails et raison ? Cela s'est-il reproduit plus récemment ?

Réponse : FSA n'a pas été condamnée à payer une amende. Dexia a été condamné à payer une amende administrative de 50.000 USD en rapport avec ses obligations de reporting aux autorités de contrôle.

Question 8 :

Il a été indiqué l'an dernier (cf. page 28 du PV de l'Assemblée générale) que « le rating de Dexia et celui de FSA n'ont pas de lien entre eux ». Est-ce bien totalement exact ? Par exemple, si le rating de FSA, en cas de sinistre majeur, ne tenant qu'à ses activités propres, venait à être fortement abaissé à p. ex. BBB ou plus bas ; peut-on vraiment dire que celui de Dexia n'en souffrirait en aucun cas ?

Réponse : Sans préjuger de la position que pourraient avoir des agences de rating dans des circonstances particulières, nous confirmons ce qui a été dit lors de l'AG 2002.

Question 9 :

A combien peut-on évaluer réellement la BIL et quelle est l'évolution estimée entre fin 2001 et aujourd'hui ? (Sachant que le bilan consolidé fait apparaître un bénéfice net 2002 pratiquement inchangé par rapport à 2001, à 340 millions EUR, le bilan de la société mère Dexia BIL, un bénéfice net en chute libre, à 10 millions EUR contre plus de 300 en 2001 ; les participations hollandaises (- 69%) sont encore évaluées à environ 700 Millions EUR et qu'enfin, le dividende, déjà fortement réduit en 2002, a été supprimé en 2003).

Réponse : A ce jour, le prix de 1 500 EUR nous paraît une valorisation correcte et adéquate de l'action Dexia BIL.

Question 10 :

Il a été indiqué, lors de la dernière Assemblée générale de la BIL, concernant l'acquisition des affaires hollandaises que :

- *les décisions concernant cette acquisition avaient été prises « en cascade » dans le Groupe DEXIA ;*

- *la BIL n'avait pas pris 100% de ces affaires car elle ne disposait pas des fonds propres nécessaires.*

Par ailleurs, on peut lire dans le rapport annuel de la BIL (note 13 - aux comptes) que celle-ci n'avait pas non plus les réserves nécessaires pour comptabiliser, comme elle l'aurait souhaité (et/ou comme il eut été plus convenable ?) les écarts d'acquisitions.

On peut en déduire que les décisions de la BIL concernant ces acquisitions, n'ont pas été autonomes. Comment Dexia et son Groupe comptent-ils indemniser la BIL et par là ses actionnaires minoritaires extérieurs ?

Réponse : Cette question n'est pas d'actualité. Les décisions ont été prises par les organes compétents conformément aux dispositions légales en vigueur.

Question 11 :

- Le rapport de l'AGO du 24 avril 2003 de Dexia Banque Privée (DBP – ex BIMP) fait référence à « la décision de la Commission Bancaire à l'issue de l'inspection menée fin 2001 : blâme et sanction pécuniaire 75 KE pour non respect en 2000 des obligations de déclaration de soupçon... ».

- Les démissions de Messieurs J. Guerber et J.N Lequeue du Conseil de Surveillance de DBP sont-elles liées à cette infraction ?

- Quelles sont les (autres) raisons de ces démissions ?

Réponse : Nous n'avons pas à évoquer devant cette assemblée les motifs d'une décision personnelle prise par Messieurs Guerber et Lequeue qui n'ont rien à voir avec les faits évoqués par l'honorable actionnaire. Par ailleurs, Monsieur Guerber est responsable du 1er métier dont ne relève pas la banque privée et les fonctions de M. Lequeue au sein du groupe ont évolué puisqu'il est aujourd'hui Chief compliance Officer Group.

Question 12 :

O.D.B. : cette affaire de gestion de produits dérivés, devenue Dexia Securities (sauf erreur), aurait failli disparaître à la suite d'une grosse perte (20 millions EUR environ ?) peu de temps avant son rachat (fin 2001 ?) par la BIL ou une de ses filiales. Elle aurait été payée 50% environ plus cher que la meilleure offre concurrente (Petercam ?). Il se dit d'ailleurs, que la BIMP, elle-même, aurait été payée le double du prix offert peu avant par le Groupe K.B...) :

(i) Tout ceci est-il exact (sinon, quelles sont les informations inexactes) ?
(ii) Qu'est devenu le fonds de commerce de cette affaire et quelles sont ses performances ?

(iii) Y a-t-il des risques fiscaux identifiés et/ou des contentieux fiscaux afférents à cette affaire ?

Réponse : Nous ne commentons pas des "on dit" et des rumeurs. Par ailleurs, nous confirmons que ODB a effectivement été rachetée en 2001 et s'est transformée en Dexia Securities France à partir du 1 juillet 2001. Elle exerce actuellement une activité de courtage.

<u>*Question 13 :*</u>

A propos d'une affaire de falsification (plus que présumable) d'un PV d'AG d'une Société sous la responsabilité de la BIL (affaire qui a eu des développements étranges : disparition d'un huissier luxembourgeois impliqué ; avertissements de menaces reçus d'un très haut niveau politique français ; perte de documents au Tribunal de Luxembourg, etc.), une question que j'avais posée à l'AG de Dexia en mai 2002 (numérotée, également alors C-V) a été reproduite de manière incomplète au Procès Verbal (en dépit de mes demandes préalables expresses) et inexacte [M. Van Herstraeten relève que cet élément a été rectifié depuis].

(i) En dépit de plusieurs protestations écrites postérieures à la réception du PV, aucune correction n'a été effectuée à ma connaissance.

(ii) La réponse à cette question apparaît, elle aussi, inexacte :

- *L'affaire, malgré les protestations a contrario de certaines personnes de Dexia est d'intérêt général (et pas seulement individuel) : elle est exemplaire et peut être liée à des affaires graves (décès, etc.) non encore élucidées.*
- *Les dirigeants de Dexia (et antérieurement de Dexia Belgique) se sont refusés à transmettre des extraits du dossier aux Administrateurs et surtout, à confirmer explicitement qu'ils avaient considéré avec attention ces documents.*

(Des extraits du dossier ont été, plus récemment, communiqués à titre confidentiel, à un Administrateur « indépendant » de Dexia – dont je crois pouvoir dire qu'il les a trouvés pour le moins « troublants ». Faudra-t-il les faire distribuer directement – si la Direction du Groupe se refuse à les communiquer elle-même à tous ses Administrateurs – afin, soyons clairs, que les responsabilités soient bien établies ?).

Les dirigeants de Dexia et en particulier l'actuel Administrateur délégué de Dexia BIL – laquelle est en responsabilité directe sur ce sujet – peuvent-ils confirmer qu'ils ont été informés en détail de ce dossier ? Quelles suites envisagent-ils ?

(NB : Dès que les documents déjà à disposition de la BIL ou du Groupe – les premiers contenus dans un opuscule envoyé à M. Gaston Thorn dès la première moitié des années 1990... - auraient été exploités et ceci confirmé, d'autres pourront être communiqués).

Je récuse, par avance, toute conversation directe avec M. Miller, en tout cas avant d'avoir reçu de manière claire, nette et précise la confirmation demandée dans la question ci-avant.

Réponse : La question très longue de l'honorable actionnaire concerne essentiellement une affaire spécifique de la BIL qui est traitée par les dirigeants de celle-ci.

Nous tenons à rassurer l'honorable actionnaire : le conseil d'administration de Dexia est informé de ses préoccupations et la patience dont nous faisons preuve en lisant l'ensemble de ses questions et en y répondant une par une témoigne à suffisance de notre volonté de n'éluder aucune question qui ne sont par ailleurs nullement gênantes.

Question 14 :

Quelles étaient les relations entre Monsieur Roelants et Monsieur Spitaels avant que Monsieur Roelants ne quitte la Belgique pour le Luxembourg et la Direction de la BIL ?Est-il exact, en particulier, qu'il était un collaborateur direct de Monsieur Spitaels ?

Même question concernant Monsieur J. N. Lequeue.

Réponse : Nous ne pensons pas que les réponses à ces questions, qui n'ont rien à voir avec l'ordre du jour, soient de nature à éclairer utilement cette assemblée.

Question 15 :

(i) Quelles ont été les quantités totales d'actions Dexia rachetées par Dexia et/ou le Groupe dans le mois précédant l'Assemblée générale, tant en 2003 (donc entre le 14 avril et le 14 mai) qu'en 2002 et 2001 ?
(ii) Quel est/a été le rythme mensuel moyen des mêmes rachats au cours des années correspondantes ?
(iii) Quels sont actuellement les cinq premiers actionnaires de Dexia et quels pourcentages du capital ?

Réponse : Les informations relatives aux rachats d'actions propres et à l'actionnariat de Dexia sont rendues publiques de manière régulière et conformément au règlements applicables. Nous communiquerons les réponses plus en détail quand que nous aurons réuni les informations.

Question 16 :

(i) *Les Assemblées Générales, diffusées sur Internet sont-elles enregistrées ? Dans l'affirmative, combien de temps les enregistrements sont-ils habituellement conservés ? Où ? Et par quels moyens ?*

(ii) *Le PV des AG de l'an dernier n'a été diffusé que plus de quatre mois après celles-ci. Afin d'éviter la répétition de tels incidents, ne serait-il vraiment pas possible d'obtenir des délais plus brefs (p. ex. un mois ou deux) ?*

(iv) *Les questions posées par écrit, préalablement à l'AG 2002, ont-elles bien été transmises à tous les Administrateurs présents lors de l'Assemblée et à tous les autres après celle-ci ?*

(v) *Le PV de l'AG est-il systématiquement envoyé à tous les administrateurs ?*

Réponse : Je confirme à Monsieur Desplats-Redier que les débats de l'Assemblée générale sont enregistrés pour des raisons pratiques visant à établir un PV précis . Les administrateurs ont bien évidemment reçu connaissance de ses questions, ainsi que du PV qui sera dressé à l'issue de cette assemblée.

Question 17 :

(i) *On peut noter dans le rapport d'activité publié sur Internet que deux membres du Comité d'Audit sont devenus administrateurs « indépendants » d'une année sur l'autre (comme a remarqué avec quelque humour l'un de mes proches : « B et B sont devenus grands... » !).*
Quels sont les critères (ayant changé ?) selon lesquels ils ont ainsi soudainement (et à partir de quand ?) pris leur indépendance ?

(ii) *En dehors du départ de M. Lebègue du Comité Stratégique, quels on été les autres éventuels changements jusqu'à ce jour (14 mai 2003) de la composition et/ou de la qualité des membres des autres Comités ?*

(iii) *S'il y en a eu, quelles en sont les raisons ?*

Réponse : La définition de l'administrateur indépendant a été revue sur base des critères de la nouvelle loi belge dite de corporate governance du 2 août 2002 et du rapport « Bouton » publié récemment à l'initiative du patronat en France. Ainsi, à titre d'exemple, n'est en principe pas considéré comme administrateur indépendant celui qui représente un actionnaire qui détient au moins 10 % du capital de la société. En deçà de ce seuil de 10%, et à moins d'autres éléments qui seraient de nature remettre en cause son indépendance, rien n'empêche un administrateur qui représente un actionnaire important d'être considéré comme indépendant.

Il n'y a pas eu de changement au niveau du comité stratégique et du comité de nomination. En revanche, les nouveaux membres su comité des rémunérations sont Messieurs Narmon, Unwin et Halley. Les membres du comité d'audit sont Madame Taittinger et Messieurs André, Benoist et Tinant. Le Règlement d'ordre intérieur du conseil d'administration prévoit le renouvellement des membres des comités spécialisés tous les deux ans.

Question 18 :

(i) *Les informations publiées de manière répétitive par des hebdomadaires français (par exemple : C.F. 6 novembre 2002) concernant l'éventuel départ (pour la Direction Générale de la Caisse des Dépôts) de l'Administrateur Délégué, étaient-elles fondées ou inexactes ?*

(ii) *La Tribune (23 avril 2003) a indiqué, dans un article, semble-t-il bien documenté, que Monsieur Miller avait été associé à (ou employé par) un Cabinet d'Avocats ayant conseillé DEXIA pour diverses opérations de fusion/acquisition et notamment en Hollande. Ces informations Ces informations sont-elles exactes ?*

(iii) *M. Alain BOUBLIL est-il consultant de DEXIA ou de l'une des sociétés affiliées ?*

- L'a-t-il été dans le passé ?

- Si oui, au cours de quelle période, pour quelle(s) prestation(s) et pour quel coût total ?

Réponse :

(i) Nous ne commentons pas les rumeurs véhiculées par la presse.

(ii) Cette question n'a rien à voir avec l'ordre du jour. Elle concerne une personne qui n'est pas administrateur du groupe Dexia S.A. Nous confirmons effectivement, comme c'est de notoriété publique, que M. Miller avait été le conseil de Dexia avant de rejoindre le groupe. Nous n'avons pas d'information à donner sur ses rémunérations.

(iii) Nous n'avons pas d'informations particulières à donner à ce sujet.

Question 19 :

Les revenus procurés par le Groupe DEXIA aux principaux hebdomadaires financiers français sont-ils à peu près égaux entre eux ou à peu près proportionnels à la diffusion de chacun desdits hebdomadaires ou répartis selon d'autres clés ? (dans ce dernier cas, lesquelles ?).

Réponse : Les chiffres demandés par l'honorable actionnaire ne sont pas disponibles et ne devraient pas être de nature à éclairer utilement la présente assemblée.

Question 20 :

(i) *Quel est le total à fin 2002 des provisions des différentes entités du Groupe Dexia destinées à couvrir des contentieux ?*

(ii) *Ce total est-il considéré à ce jour comme suffisant ?*

(iii) *Combien de contentieux distincts, dont l'enjeu individuel pourrait être supérieur à un million EUR, le Groupe et chacune de ses cinq principales entités, ont-ils actuellement à traiter ? (A cette dernière question, le chiffre – sans doute approximatif – donné au cours de l'Assemblée, pourra être précisé ultérieurement dans le PV écrit).*

Réponse : Nous ne disposons pas aujourd'hui de ces chiffres, mais nous pouvons confirmer que les provisions constituées dans les comptes consolidés de Dexia ont été constituées sur base des normes comptables en vigueur et validées par nos réviseurs.

Question 21 :

Il se dit parfois que le Crédit Communal (actuellement Dexia Banque) fixe, en pratique, via divers procédés « astucieux », les prix sur le marché des crédits aux collectivités locales en Belgique :

- *Dans quelle mesure cela apparaît-il comme un résultat exact ?*
- *Quels sont les processus de mise en concurrence, en Belgique, pour cet objet ?*
- *Même question pour la France ?*
- *Y a-t-il des risques de procédure antitrust (contre le CCB et respectivement le CLF) ?*

Réponse : Nous ne voyons pas à quelle type de procédure fait allusion l'honorable actionnaire, ni par conséquent aux risques de procédure antitrust mentionné dans la question.

(VIII) Questions orales et réponses des dirigeants

Le président de l'assemblée propose de passer au volet "questions orales et réponses des dirigeants". Le président demande aux actionnaires qui demandent la parole de mentionner clairement leur nom.

A) Premier intervenant [qui ne mentionne pas son nom]

Je voudrais vous poser plusieurs questions qui concernent trois grands sujets: les activités passées de Dexia, les comptes 2002 et les perspectives du groupe Dexia. J'espère que vous pourrez y répondre dans la mesure où ces questions s'inscrivent un peu plus largement que le contexte formel de cette assemblée.

Question 1 :

Ma première question se fonde sur l'information que je tire de votre rapport d'activités (en anglais) que l'on trouve sur votre site internet. Il s'agit du "Credit Linked Notes Portfolio" sur lequel il y avait un problème de fraude en 2001. Vous mentionnez dans ce document des montants de 30 millions EUR d'intérêts de provision (négatifs) et de 63 millions EUR de charges en assurances. De quoi s'agit-il exactement et quel sera l'impact futur de ce portefeuille sur les résultats de Dexia?

Réponse de Monsieur Rembert von Lowis

Vous faites allusion à une fraude qui est intervenue dans la salle de marché de Dexia Banque il y a à peu près 2 ans, et qui a consisté à faire des acquisitions de Credit Linked Notes qui comportent notamment un risque sous-jacent d'entreprises internationales, américaines ou européennes, alors que ces titres avaient été achetés sous couvert de risque souverain ou quasi-souverain. Pour prendre en compte ce profil de risque tout à fait différent de celui auquel le groupe Dexia est habitué, nous avons réalisé un ensemble de couvertures comprenant en particulier des assurances qui comportent évidemment un certain nombre de coûts. Par ailleurs, nous avons passé une provision spécifique sur certaines de ces contreparties dont le risque nous paraissait élevé.

Les chiffres que vous avez mentionnés sont exacts. Il faut savoir que ces Credit Linked Notes étaient des titres à moyen terme. Par conséquent, le portefeuille commencera à s'amortir de façon assez importante dans le courant de cette année et sera à peu près totalement amorti en septembre 2004. Il y aura donc encore des charges, mais d'un montant moindre, en 2003 et des charges résiduelles en 2004.

Question 2 :

Vous avez acquis l'année dernière une banque en Israël. J'aurais bien aimé avoir des précisions sur son activité. La deuxième partie de ma question concerne votre

acquisition de NT Butterfield à Hong Kong. Quelle est l'activité de cet établissement? Compte tenu des faits récents, l'épidémie de pneumonie atypique dans la région asiatique risquerait d'avoir un impact au niveau économique général ?

Réponse de Monsieur Rembert von Lowis

La banque dans laquelle nous avons une participation majoritaire (nous ne sommes pas actionnaire à 100% de cette banque, qui est par ailleurs cotée en Israël), dénommée Otzar Hashilton Hamekomi, est une banque qui est exclusivement engagée dans les activités de crédits aux collectivités locales. Il s'agit dès lors d'une société qui réalise en Israël le premier métier du groupe Dexia. C'est une banque qui a un développement tout à fait satisfaisant à nos yeux et pour laquelle l'adossement au groupe Dexia permet certainement d'améliorer la rentabilité et l'ampleur de l'activité.

S'agissant de Butterfield, il s'agit une petite société spécialisée dans la gestion administrative de fonds, c.-à-d. une des activités pratiquées par Dexia BIL au Luxembourg. Les effectifs de cette société sont limités à environ une trentaine de personnes. Cette acquisition, dont les activités se développent bien, nous permet de servir des clients qui ont des activités de gestion financière à Hong Kong. Aucun membre du personnel de l'ex-Butterfield, qui s'appelle maintenant Dexia Fund Services Hong Kong, n'a été touché par l'épidémie de SARS.

Question 3 :

Au niveau de l'activité économique elle-même à Hong Kong, est-ce que la dépression économique plus une certaine crainte liée à un ralentissement de l'activité dû au SARS peut avoir des impacts sur NT Butterfield?

Réponse de Monsieur Rembert von Lowis

Je ne peux pas répondre simplement à votre question parce que cela dépend de la nature des fonds gérés par cette filiale à Hong Kong. Si ce sont des fonds spécifiquement investis sur la bourse de Hong Kong, vous pouvez imaginer que la bourse de Hong Kong elle-même souffre de l'épidémie SARS. Mais s'il s'agit de fonds qui sont investis en valeurs internationales, il ne devrait y avoir en ce moment aucun impact.

Question 4 :

Quelle est votre situation en matière d'engagement de retraite? Engagement versus fonds de retraite et provisions; c'est un sujet qui est assez d'actualité en ce moment pour beaucoup de sociétés.

Réponse de Monsieur Axel Miller

La réponse à cette question qui concerne Dexia et Dexia Banque en particulier, est assez simple dans la mesure où nous disposons aujourd'hui de taux de provisionnement

qui sont tout à fait suffisants pour couvrir nos engagements. Nous suivons évidemment les développements et notamment l'évolution des portefeuilles d'investissements des fonds de pension ou des assurances-groupe qui sont celles du groupe de manière attentive, afin de vérifier notamment si la baisse des marchés entraîne des besoins de provisionnement complémentaires. A l'heure où je vous parle et après avoir fait un exercice de ce type assez récemment et de manière très approfondie, cela pourrait entraîner sur le long terme – si le climat boursier actuel persiste - de légères constitutions complémentaires par rapport aux constitutions que nous faisons chaque année dans le cours normal des affaires, mais qui ne représente un montant matériel à l'échelle ni de la banque, ni du groupe.

Question 5 :

Et au niveau de FSA? Est-ce que la situation est différente ou est-elle du même ordre de grandeur que pour le groupe?

Réponse de Monsieur Rembert von Lowis

Les effectifs de FSA sont extrêmement limités, à peu près 250 personnes. Je n'ai jamais entendu dire qu'il pourrait y avoir un quelconque impact significatif de la situation d'un fonds de pension sur les comptes de Dexia.

Question 6 :

Vous avez parlé beaucoup des perspectives aux Pays-Bas, et je dirais en commentaire que j'ai beaucoup apprécié la clarté de vos explications. C'est tout à l'honneur de Dexia. Vous notez dans le rapport d'activité: "We must admit that the expectations we initially had for the development in the Netherlands are no longer the same." Quelles sont actuellement vos perspectives aux Pays-Bas ? Comment comptez-vous continuer à vous développer aux Pays-Bas?

Réponse de Monsieur Pierre Richard

Notre priorité actuelle est de régler concrètement la situation de nos clients vis-à-vis de leurs produits de share leasing. C'est un travail piloté sous l'égide de Dirk Bruneel, qui permet d'affronter les vrais sujets. Il est clair que, lorsque nous avons fait cet investissement aux Pays-Bas, c'était pour y rester et développer des activités liées à nos métiers, les métiers de banque retail ou de gestion d'actifs. Nous verrons, après le dossier Legio Lease d'ici quelques mois, s'il est possible de proposer de nouveaux produits aux clients aux Pays-Bas. La question est très simple : nous avons des produits à leur proposer, mais encore faut-il qu'on y ait des clients. Une fois que nous aurons franchi l'étape de la résolution des problèmes du share leasing, nous proposerons aux clients de Dexia d'autres produits que les produits de share leasing. Nous espérons que si cela se passe bien, cela attirera d'autres clients. En tout cas, l'équipe sur place pilotée par Dirk Bruneel, réfléchit dès à présent à "l'après Legio Lease".

Question 7 :

De façon plus générale, quels sont vos axes de développement à moyen terme en Europe ou même dans le monde? Si j'ai bien écouté votre présentation, vous avez parlé d'acquisitions prévues à court terme; vous alliez également consacrer votre cash principalement au rachat d'actions. Avez-vous des grandes lignes à moyen terme?

Réponse de Monsieur Pierre Richard

Il est clair que Dexia est une entreprise qui réfléchit à long terme. Nous ne sommes pas uniquement soumis à la conjoncture et nous ne déterminons pas nos stratégies uniquement en fonction de difficultés temporaires, quelles qu'elles soient. Nous avons annoncé, lorsque François Narmon et moi avons lancé le groupe Dexia en 1996, que nous faisions le pari de la croissance, du développement, en nous plaçant sur un marché qui potentiellement devrait se développer, le marché européen, car la mise en place d'un marché financier unique en Europe crée manifestement des opportunités. Nous les avons saisies en créant ce groupe européen. Comme j'ai dit, nous avons fait des étapes importantes dans le passé, avec beaucoup d'acquisitions heureuses et quelques acquisitions moins heureuses. Nous avons une taille importante européenne avec une rentabilité très élevée, en partie grâce à certaines des acquisitions. Maintenant nous les digérons; nous réglons les difficultés qui se posent essentiellement aux Pays-Bas. Ceci est la phase actuelle, mais la phase de développement va se poursuivre. Aujourd'hui, la priorité c'est le développement organique. Nous considérons que sur la plupart de nos métiers nous avons une base de départ importante. Premier métier, c'est mondial; deuxième métier, n'oublions pas que Dexia Banque a changé d'échelle en absorbant Artesia, donc la base est élargie; puis il y a le développement des assurances, un secteur qui était peu développé avant; et sur la gestion d'actifs, c'est vrai que nous avons une vision européenne. Quand on est implanté au Luxembourg, on pense Europe depuis le début, et Dexia BIL a toujours eu une vision européenne. Nous avons une taille européenne pour la gestion administrative de fonds; là, il y aura sûrement des opportunités de développement par des partenariats éventuels par exemple, ou des co-entreprises. Dans le domaine de la banque privée, nous continuons « notre bonhomme de chemin » à l'image de ce que nous faisons en Espagne, ce qui est vraiment un développement, mais qui va prendre du temps. Les démarches que nous avons actuellement ne sont pas spectaculaires, ce ne sont pas de grosses acquisitions. Ce sont des démarches nous permettant de nous développer dans différents pays.

Question 8 :

Ma dernière question concerne un point qui est assez obscur: pourriez-vous donner quelques explications sur ce qu'on appelle le projet Bâle II? De quoi s'agit-il?

Réponse de Monsieur Pierre Richard

C'est effectivement un projet extrêmement important; c'est un projet qui mobilise tout Dexia, tout son Comité Exécutif; nous allons présenter ce dossier au Conseil d'administration prochainement car c'est pour les banques une révolution. En synthèse: ce projet normalement sera favorable aux banques d'une certaine taille bien gérées qui sont capables de mettre en place la méthode "Advanced", une méthode subtile et sophistiquée qui nous permettra de réduire notre besoin de fonds propres. Avoir des excès de fonds propres, c'est bon, c'est mieux que de ne pas en avoir assez. Monsieur von Lowis vous donnera de plus amples explications à ce sujet.

Réponse de Monsieur Rembert von Lowis

Il faut savoir que toutes les grandes banques de l'OCDE qui ont une activité internationale sont soumises à un même socle de réglementation prudentielle, des règles de prudence qu'elles doivent respecter. Pour simplifier: les banques doivent détenir une certaine quantité de fonds propres en proportion des risques qu'elles encourent. La proportion des fonds propres en fonction des risques, c'est un ratio qu'on appelle le ratio Cooke qui doit être au moins égal à 8%. C'est une réglementation qui a été élaborée par un comité qu'on appelle le Comité de Bâle, qui regroupe des représentants des banques centrales ou des commissions bancaires de la plupart des grands pays développés, et qui a été élaborée il y a une douzaine d'années maintenant. Cette réglementation a vieilli, et ce qui est en jeu actuellement c'est une rénovation très profonde de cette réglementation qui va donner lieu à un nouveau corps de règles. Les termes définitifs ne sont pas complètement arrêtés encore; pour simplifier, on l'appelle Bâle II. Cette nouvelle réglementation va entrer en vigueur en 2007 seulement. C'est une affaire dont la mise en œuvre va s'étaler jusqu'à fin 2006. Comme l'a indiqué Pierre Richard, certaines banques vont profiter de cette nouvelle réglementation; d'autres – au contraire – vont avoir des exigences de fonds propres plus importantes qu'aujourd'hui. . Nous pensons que le groupe Dexia devrait plutôt profiter de cette nouvelle réglementation en ce sens que ses exigences de fonds propres dans certaines hypothèses devraient être réduites par rapport à ce qu'elles sont aujourd'hui, ce qui permet donc d'avoir une rentabilité sur fonds propres plus élevée.

Conclusion de l'intervenant :

Je vous remercie beaucoup pour toutes ces informations, et je voudrais ajouter que j'ai beaucoup apprécié la clarté des exposés très factuels, principalement pour l'affaire Dexia Bank Nederland qui est – je pense – complexe et difficile pour vous. Je trouve que le fait d'avoir affecté une personne spécifique du Comité de direction à ce sujet montre bien l'importance que vous y apportez. Je suis dès lors confiant dans la bonne évolution de ce dossier.

Réponse de Monsieur François Narmon

Merci pour cette appréciation positive. Je vous en remercie. C'est d'ailleurs notre représentant, M. Dirk Bruneel, qui est chargé de gérer nos affaires aux Pays-Bas, avec toutes les difficultés que cela implique.

B) Second intervenant (Monsieur Schoonbroodt)

Question :

Je m'appelle Monsieur Schoonbroodt, actionnaire privé mais également actionnaire d'Arcopar. Je voudrais demander si le nécessaire a été fait pour intégrer tous les différents métiers à l'intérieur du groupe. Je m'explique: on constate par exemple que Dexia Assurances résilie des contrats IARD et ne mentionne pas en même temps l'existence du circuit LAP. On constate aussi que EURAL abandonne les crédits, prêts à tempéraments et financements, mais ne signale pas l'existence du réseau Dexia Crédit Liège. Dans l'organisation de la banque "internet" ("Netbanking"), on ne signale pas l'existence de merveilleux outils simples et efficaces comme le Bacob Multilink. On perd dès lors une série de potentialités par manque d'information interne. J'ai une autre question, qui est destinée à M. Branson: je fais partie des 800.000 actionnaires du groupe Arco qui bénéficiaient à l'intérieur de la Bacob de conditions privilégiées. Qu'en est-il à l'heure actuelle, et qu'en sera-t-il dans le futur?

Réponse de Monsieur Axel Miller

Sur la première partie de votre question, Monsieur, il y a en réalité 3 sous-volets en termes de réponses:

- premier volet: l'intégration des réseaux de distribution bancaire;
- deuxième volet: comment travaillent les différents canaux de distribution les uns à côté des autres;
- troisième volet: les outils d'informatique que nous développons au niveau Dexia Banque pour tenter de répondre aux besoins de notre clientèle.

Sur la première question qui est celle de l'intégration des réseaux bancaires, je pense que nous avons une proposition qui est extrêmement claire. Nous avons d'emblée – dès que nous avons procédé à l'intégration de Dexia Banque et d'Artesia – pris un parti, c'était de maintenir 2 réseaux ayant une forme ou une structure différente, le réseau indépendant de Dexia Banque et le réseau salarié ex-Bacob. Pour le reste nous l'harmonisons entièrement en termes de gestion. Nous avons une ligne de responsabilité pour la gestion commerciale de ces deux réseaux, fussent-elles opérées sous des structures différentes. Nous avons également une gamme de produits, une gamme de tarification. C'est donc une stratégie à l'égard du client qui est tout à fait unique. Un client ne verra pas la différence entre un réseau salarié ou un réseau indépendant, c'est une structure interne. Il me paraît que là, sur le plan bancaire, il n'y a pas de difficultés particulières. C'est un sujet que nous avons étudié à fond, notamment avec nos partenaires sociaux, pour être certain que les collaborateurs des 2 réseaux se retrouvaient également dans ce système.

Deuxième question que vous posez, c'est de savoir s'il peut y avoir des possibilités de concurrence dans un groupe comme le nôtre entre des réseaux de distribution spécifiques ayant des caractéristiques spécifiques. Par exemple, le réseau des conseillers exclusifs de DVV-LAP avec d'autres canaux qui, eux également, vendent des produits similaires. Est-ce qu'un canal de distribution ou une société banque d'épargne comme Eural peut être en concurrence avec d'autres canaux de distribution du groupe. La réponse est incontestablement positive: il peut se faire que nous ayions au sein de ce groupe, sous des marques différentes, des stratégies différentes et des modes de distribution différents. C'est tout à fait sain, c'est tout à fait naturel et c'est tout à fait intégré dans notre stratégie globale comme d'ailleurs c'est le cas pour tous les grands groupes financiers de la place qui, sous des marques différentes, avec des canaux de distribution différents, avec des produits différents, parlent ou s'adressent à des marchés de clientèle différents. Il se peut donc que sur certains aspects nous ayions un agent du réseau qui puisse rentrer effectivement en concurrence sur certains types de produits avec un agent d'un autre réseau hier comme aujourd'hui, et également comme demain. C'est une stratégie qui est tout à fait intentionnelle.

La dernière question que vous posez a trait aux outils informatiques en réalité, et de manière plus générale au mode de gestion de la banque, sur l'exemple que vous évoquez: Netbanking, qui est l'outil ex-Dexia Banque et l'outil Multimatic, qui est l'outil ex-Bacob. Il est clair que là, nous nous devons de faire un choix technologique d'avoir une plate-forme informatique, un système de gestion des relations bancaires avec le client à distance. Nous avons fait, en l'espèce, le choix de l'une de ces deux plate-formes. Donc il n'est pas prévu à terme de maintenir ces deux plate-formes. Aujourd'hui nos équipes travaillent sur l'harmonisation de l'outil informatique, l'intégration de tout cela dans une chaîne de traitement, que ce soit à l'égard du client ou que ce soit au niveau des sièges centraux. A terme, l'un de ces deux outils informatiques disparaîtra. Il est donc logique que nous ne fassions plus aujourd'hui d'efforts actifs de promotion et que nous n'exposions plus de coûts de promotion pour promouvoir celui des deux outils que ne sera pas retenu pour desraisons techniques.

Intervention de Monsieur Rik Branson

Je suis tout à fait d'accord avec la réponse de Monsieur Miller.

Réponse de Monsieur Axel Miller

En ce qui concerne la seconde question, simplement de manière courte, qui avait un rapport aux avantages qui étaient réservés dans le passé aux coopérateurs Arcopar: nous avons aujourd'hui revu l'ensemble de ce dispositif de manière à maintenir un certain nombre de ces avantages dans le futur et à pouvoir capitaliser, au niveau de la banque et du groupe bancaire qu'est aujourd'hui Dexia Banque, sur une relation qui historiquement a des origines très lointaines et très profondes entre les actionnaires coopérateurs d'Arcopar et la banque qui était Bacob. Nous avons mis au point un dispositif qui permet sur le plan commercial de pouvoir maintenir et, nous l'espérons, développer encore cette relation qui – du point de vue de la banque – est jugée comme étant extrêmement importante.

C) Troisième intervenant (Monsieur Sassen)

Question 1 :

Mon nom est Monsieur Sassen. Ne vous inquiétez pas, je ne vais pas revenir dans le détail sur les réponses à mes questions écrites que j'ai reçues ou non.

Je voudrais relever deux petits points. A propos de la situation aux Pays-Bas, j'ai compris que la date du 21 mai était importante pour les informations complémentaires. La seule chose qui serait encore importante est que ces informations comportent un volet "Comment cela a-t-il pu arriver et quelles sont les leçons à tirer pour l'avenir ?"

En ce qui concerne le second sujet : je suis tout à fait d'accord avec vous que les questions que j'ai posées se prêtent difficilement au cadre de cette assemblée générale. Cependant, j'ai posé une question très brève l'année dernière. Je n'ai pas reçu de réponse de Monsieur Richard. Seulement l'ajoût "si la réponse ne suffit pas, contactez-nous en dehors de l'assemblée et nous y reviendrons". J'ai essayé pendant toute une année et les questions que j'ai posées montreront que je n'ai pas ou peu reçu de réponse, et certainement pas à ma connaissance et à ma satisfaction.

Enfin, il ne s'agit pas tant de mettre en exergue un point particulier mais ce qui m'importe c'est que l'an dernier, une présentation détaillée a été donnée sur l'éthique et la déontologie du groupe et que j'ai ensuite posé une question à laquelle, selon moi, les réponses ne correspondaient pas sur le plan éthique et déontologique à ce qui avait été présenté l'an dernier.

En tant qu'actionnaire, j'essaie seulement de comprendre ce que représentent en pratique la déontologie et l'éthique de Dexia. Et je suis le premier qui appréciera de pouvoir avoir un entretien sur ce point avec une personne qualifiée en dehors du cadre de l'assemblée. J'aimerais avoir une réponse à la dernière question. Merci bien.

Réponse de monsieur François Narmon

Finalement, vous n'avez posé qu'une seule question, le reste était du commentaire. La question est donc "Comment en sommes-nous arrivés à cette situation aux Pays-Bas et quelles sont les perspectives ?" Vous dites que vous avez une seconde question. Quelle est-elle ?

Question 2 :

Je souhaiterais savoir, non pas dans le cadre de cette assemblée mais en dehors, d'une personne qui possède des responsabilités, ou de Monsieur Richard, dans quelle mesure ce cas pratique est caractéristique de l'éthique de la société. C'est tout ce que je veux savoir, non pas pour discréditer la société d'une manière ou d'une autre, ce n'est pas mon propos, je suis actionnaire, et vous ne le méritez pas, mais je veux une discussion honnête.

Réponse de Monsieur François Narmon

D'accord, mais vous dites bien en dehors de cette assemblée ? D'accord, nous vous donnerons donc maintenant une réponse à la question sur la situation de Dexia Bank Nederland.

Réponse de Monsieur Rembert von Lowis

Je vous explique les difficultés que nous rencontrons aux Pays-Bas, l'origine de ces difficultés et l'enchaînement des circonstances qui nous ont conduit dans la situation où nous sommes.

Nous avons acheté la banque Labouchere (les difficultés viennent naturellement de l'ex-banque Labouchere)à la mi-2000, pour transformer une banque qui était extrêmement spécialisée en une banque plus généraliste, grâce au savoir-faire et à l'ensemble des produits du groupe Dexia en général et de Dexia BIL en particulier.

Nous avions, en achetant la banque Labouchere, acheté un portefeuille de crédits qui était adossés ou sécurisés par des titres; ces titres étaient évidemment soumis à un risque de marché. A l'époque où nous avons acheté la banque Labouchere, la valeur de marché des titres, des collatéraux était supérieure au nominal des crédits d'à peu près 30 à 40%; on pouvait dès lors supporter une chute de la bourse qui nous apparaissait à l'époque conséquente. La bourse d'Amsterdam a baissé au total de l'ordre de 60% et cela est quelque chose qu'évidemment nous n'avions pas prévu. La raison de la situation dans laquelle nous sommes est due exclusivement à une chute dont chacun peut constater qu'elle est historique; il faut remonter à la dépression boursière des années 30 pour trouver un précédent du même ordre de grandeur à la dépression boursière que nous avons traversée au cours des trois dernières années. C'est cela qui est pour l'essentiel la cause des difficultés que nous rencontrons aux Pays-Bas. Sur cette cause principale, se sont greffées un certain nombre de circonstances additionnelles : la création de la "Stichting", un certain nombre d'articles de presse, une campagne médiatique qui ont aggravé la situation que nous rencontrons aux Pays-Bas. L'ensemble des mesures que nous avons prises et pour lesquelles nous donnerons des informations supplémentaires le 21 mai visent à répondre à l'ensemble des causes qui ont provoqué la situation dans laquelle nous sommes aujourd'hui. Mais si on veut bien réfléchir au fait générateur de la situation dans laquelle nous sommes aujourd'hui, c'est à peu près exclusivement une dépression boursière d'ampleur historique qui en est la cause.

Réponse de Monsieur Pierre Richard

Sur la deuxième question de M. Sassen, qui évoque donc les questions de la déontologie et de l'éthique, comme nous l'avons dit et comme l'a indiqué François Narmon, a été désigné depuis l'assemblée générale au niveau du groupe et auprès de moi un compliance officer groupe, M. Jean-Noël Lequeue. Il est donc tout à fait possible que vous preniez contact avec lui pour présenter votre point et avoir un dialogue ouvert avec lui. Jean-Noël Lequeue est présent dans la salle, vous pouvez convenir de le rencontrer en tant que de besoin.

Conclusion de l'intervenant

Je vous remercie de ce que vous venez de dire. Les autres actionnaires ne savent probablement pas que je suis à la fois Hollandais et ex-Labouchere. Pour votre intérêt et uniquement pour votre intérêt, il me semble que ce que vous donnez comme explication de la vraie cause du problème est incomplet et je propose également, lors du même rendez-vous avec quelqu'un d'autre, de rajouter des éléments qui vous permettront de mieux juger la vraie cause des événements en Hollande, parce qu'une chute boursière est un événement technique qui peut se calculer théoriquement à l'avance, il y a plus de problèmes aux Pays-Bas que la simple chute du marché et tant que cela vous intéresse, je vous propose d'y apporter des informations.

Réponse de Monsieur François Narmon

Ok, nous sommes toujours désireux et nous acceptons toujours des informations complémentaires si on peut nous les fournir, donc nous sommes prêts à vous accueillir pour obtenir, après cette réunion ou à un autre moment, de votre part ce complément d'information auquel vous faites allusion.

D) Quatrième intervenant [qui ne mentionne pas son nom]

Question 1 :

Je pense que la longueur des questions sur Legiolease est due au fait que vous présenterez un rapport consécutif le 21 mai. Je pensais que, pour la transparence et avec un comité stratégique, il aurait été préférable de le clôturer au 1er mai, afin de pouvoir en discuter convenablement – c'est une remarque en marge.

L'année dernière, lors de l'assemblée générale, il a également été question de l'enquête judiciaire concernant les livrets de dépôts antidatés. On avait alors répondu qu'une provision avait été constituée pour les décisions judiciaires éventuelles. Ma question était la suivante : y a-t-il déjà une décision judiciaire en la matière, les provisions sont-elles suffisantes et sont-elles aussi utilisées pour intervenir éventuellement commercialement auprès des clients qui ont à présent une enquête judiciaire sur le dos, dans cette affaire de fraude fiscale à laquelle Dexia a tout de même collaboré.

Puis une autre question très concrète : je vois que dans certaines agences étoiles, l'actionnariat de Dexia est passé de 51 à 26 %. Dans le rapport annuel, vous

mentionnez que cela est le cas pour la "plupart des agences". J'aurais voulu savoir de combien d'agences il s'agit. Enfin, un petit constat : Monsieur Benoist, qui est membre du comité d'audit, n'a apparemment pas participé aux trois réunions de ce comité l'an passé. Est-il dès lors opportun qu'il reste membre du comité d'audit ?

Réponse de Monsieur Axel Miller

Pour ce qui est de votre première question, à savoir l'enquête judiciaire, je peux répondre assez brièvement : il n'y a pas de faits marquants ou de nouveaux développements dans cette affaire, l'enquête est toujours en cours. Les instances judiciaires n'ont pas encore pris de décision. Nous n'avons par conséquent pas modifié la provision qui avait été constituée. Des collaborateurs de la banque ont été interrogés et pour le reste, il n'y a rien de neuf à signaler à propos de cette enquête. La provision n'a pas été modifiée.

Intervention de Monsieur François Narmon

Votre remarque sur l'absence de Monsieur Benoist au comité d'audit me surprend. J'avais l'impression qu'il était régulièrement présent au comité d'audit. Quelle est la source de vos informations ?

Intervention de l'intervenant

Dans le rapport annuel, je lis que Monsieur Benoist n'a perçu aucuns émoluments en 2002. Je suppose donc qu'il n'était pas présent aux réunions du comité d'audit. Des jetons de présence de 2 000 EUR sont en effet prévus par réunion des divers comités.

Réponse de Monsieur François Narmon

En l'espèce, il ne s'agit pas de déduire de l'absence des jetons de présence qu'il ne participait pas aux réunions. Monsieur Benoist nous a fait savoir que vu sa fonction, il renonçait aux jetons de présence qui lui étaient octroyés. C'est donc la raison pour laquelle aucun jeton de présence ne figure dans le tableau où vous avez puisé les données. Monsieur Benoist était jusqu'à présent président de ce comité et a, à ce titre, rendu d'excellents services et restera à l'avenir membre du comité d'audit, mais sans assurer la présidence.

Question 2 :

Il restait encore une question sur le nombre d'agences étoiles où l'actionnariat de Dexia était passé de 51 à 26 %. Lors de la création des étoiles, cette fausse autonomie était en effet un grand point de discussion avec les agents. Je vois qu'à présent, Dexia a diminué cet actionnariat sous la barre des 50 %. Le but de ma question était simplement de savoir combien d'agences étoiles avaient déjà connu

cette diminution. Si vous pouvez me donner un ordre de grandeur (par ex. 10 %, 15 % ou 85 %), cela me suffit.

Réponse de Monsieur Axel Miller

Le pourcentage que détient la banque dans les SCRL importe peu. Dès le début, les SCRL ont été créées de telle sorte que les agents puissent travailler dans une indépendance totale, avec seulement un pouvoir de codécision réservé à la banque dans des situations très exceptionnelles. Que la banque détienne 51 %, 26 % ou 10 % des actions ne fait aucune différence mais au niveau de la perception (et parfois des agents eux-mêmes), nous avons décidé – après des mois et des années d'expérience de ce système – de ramener l'actionnariat de la banque dans cette structure à 26 %. Pour autant que je sache, c'est déjà la situation dans la majeure partie des cas et des SCRL.

E) Cinquième intervenant [qui ne mentionne pas son nom]

Question 1 :

Vous nous avez dit concernant le capital, que vous avez acheté au courant de l'année une série d'actions. Est-ce que vous avez, à la fin de l'année, une perte concernant ces actions ? Et si c'est le cas, avez-vous enregistré cette perte ? Je suppose que, sur le plan comptable, vous ne réduisez pas le capital suite à l'annulation des actions propres.

Réponse de Monsieur Rembert von Lowis

Sur le plan comptable, nous n'enregistrons pas de perte, et ce même en cas de décote, dans la mesure où dès l'achat des actions, nous indiquons que nous le faisons avec l'intention d'annuler les actions à la prochaine assemblée générale extraordinaire. Ceci est d'ailleurs un des points à l'ordre du jour de l'assemblée générale extraordinaire qui suivra cette assemblée. Nous ne comptabilisons dès lors pas les décotes éventuelles, vu la communication de cette intention, exprimée de façon explicite, au moment de l'achat.M. Rembert von Lowis répond ensuite aux questions de l'intervenant sur les conséquences du rachat d'actions propres sur le capital.

Question 2 :

Quand vous accordez des options à certains collaborateurs dans l'avenir, est-ce que vous passez le coût des options, ou est-ce que vous faites comme certains autres qui n'enregistrent aucun coût? Donner des actions est un coût pour l'actionnaire ! Ne pourriez-vous pas, dans ce même domaine, au lieu d'annuler les actions, conserver ces actions pour les donner éventuellement au collaborateurs qui exerceront leurs options ?

Réponse de Monsieur Rembert von Lowis

En réalité, il existe effectivement deux types d'options. Premièrement, il y a les options de souscription d'actions qui donnent à un salarié le droit d'acheter des actions qui sont nouvellement créées; ces options là ne donnent pas lieu, dans l'application des règles comptables actuelles, à une traduction dans les comptes de la société, alors qu'elles se traduisent pour l'actionnaire, comme vous le soulignez vous-même, par une dilution.

Ce sont les règles comptables actuelles, qui seront toutefois modifiées à partir de 2005. A partir de 2005, Dexia se situera dans l'univers des nouvelles normes internationales, les normes IFRS, qui prévoient une comptabilisation des options distribuées. Le coût de ces options affectera dès lors le compte de résultats de l'entreprise.

Il existe une autre catégorie d'options, les options d'achat d'actions, qui consistent à donner à un salarié le droit d'acheter des actions existantes. Nous en avons quelques unes, nous pratiquions ces options d'achat d'actions dans le passé; et ces achats d'actions, dès lors que le prix de l'action passe en-dessous du prix d'acquisition, donnent lieu à une décote.

Question 3 :

Mais ne pourriez-vous pas, au lieu d'annuler les actions, en garder en stock pour les fournir aux bénéficiaires potentiels ?

Réponse de Monsieur Rembert von Lowis

La deuxième catégorie d'options, donc les options d'achat d'actions, consiste à donner aux salariés le droit de souscrire à des actions existantes, qui sont rachetées par la société dans ces cas là. Cette catégorie d'options a été pratiquée dans le passé par le groupe Dexia et plus particulièrement la partie française du groupe, c'est-à-dire Dexia Crédit Local. Nous ne l'utilisons plus en ce moment; nous pratiquons des options de souscription d'action, c'est-à-dire des options qui donnent le droit aux salariés de souscrire à des actions qui sont nouvellement créées et donc pour lesquelles la traduction comptable interviendra à partir de 2005.

F) Sixième intervenant [qui ne mentionne pas son nom]

Vous avez parlé dans votre exposé aussi du rachat qui va se faire de 1,3 million d'actions. Je voudrais savoir clairement pourquoi vous rachetez ces 1,3 million d'actions et ce que cela va entraîner d'un côté pour l'actionnaire et de l'autre côté pour le groupe ?

Réponse de Monsieur Pierre Richard

Dexia a racheté, et nous allons proposer d'annuler, 1,3 % du capital de Dexia; ceci représente 16 700 000 actions qui ont été rachetées à ce jour depuis le début de l'année 2002. L'impact de cette opération est simple : nous réduisons le capital de 1,3 %, et cela augmentera le résultat net par action de manière proportionnelle. Ceci veut dire que l'action aura une valeur intrinsèquement augmentée. Cela doit avoir à moyen terme un impact sur le cours, et ceci est positif pour l'actionnaire qui a gardé ses actions puisque ses actions valent plus cher puisqu'elles ont un rendement, une profitabilité, un résultat plus élevé.

G) Septième intervenant (M. Desplats-Redier)

Question :

Je m'excuse d'être un peu lourd, et je remercie le courageux et nouveau secrétaire général d'avoir lu la totalité de mes questions selon ma demande, ce qui est très courageux et tout à fait remarquable. Pour les réponses, il n'en est pas tout à fait de même mais ce sont les règles du jeu. J'ai une question à propos de la situation du groupe aux Pays-Bas. La réponse de M. Von Lowis me semble quelque peu inquiétante et semble manifester des risques. Si on fait des acquisitions au plus haut de la conjoncture (et à vrai dire un poil plus haut), alors même qu'en cas d'accident grave, il peut se passer des catastrophes : tout cela est relativement inquiétant. Monsieur von Lowis a répondu l'an dernier que les risques de catastrophe chez FSA, n'auraient pas de conséquences sur le rating de Dexia. Il s'agit là bien entendu de phénomènes imprévisibles, mais nous avons quand-même connu NTCM, nous avons vu d' autres catastrophes, essentiellement aux Etats-Unis mais cela arrive aussi en Europe. Autrement dit, Dexia ne serait pas résistant du tout au risque de catastrophe; et nous savons que ce risque de catastrophe est un problème très actuel de la finance, même si personne ne sait le maîtriser parfaitement.

Comment ce risque perçu par les actionnaires, peut-il se manifester ? Je pose une question et donne une tentative de réponse spéculative. Je dirai d'abord un mot sur l'évolution de l'action Dexia. Bravo, au passage, pour la courbe présentée : c'est du grand art statistique. Mais je préfère une comparaison plus variée : l'an dernier, l'action Dexia (et son évolution) était comparée au CAC 40, ce qui était avantageux, nonobstant le fait que M. Richard dans une assemblée précédente (1998, 1999 ou 2000) avait déclaré - et je pense qu'il avait raison - que le meilleur indice de comparaison était l'Eurostock banque. Je crois que cette année, il aurait été relativement intéressant de comparer l'évolution de l'action à celle de l'Eurostock banque pour la présentation !

Il me semble que depuis un an à peu près jour pour jour (la semaine dernière mettons), bien que les profits de Dexia aient diminué tels qu'ils sont annoncés sensiblement moins, l'action Dexia a baissé d'environ 40% alors que les deux actions

des banques françaises principales non spéculatives à l'heure actuelle (c'est-à-dire la BNP et la Société Générale) n'ont baissé que de 30%. Je crois que ce chiffre est juste. D'autre part, les comptes, même s'il est légitime de ne pas répondre à ce qui se passerait si on employait des méthodes comptables plus modernes, ne sont pas très clairs, sauf si on va y fouiller. Je viens de lire ici le rapport annuel; on remarque quand-même que le bénéfice de la société mère Dexia est passé de 3 milliards EUR en 2000 à moins de 500.000 EUR cette année; le bénéfice de cette année 2002 ne couvrant même pas le dividende. Vous pourriez dire que ce ne sont que les comptes de la société mère, que ceux-ci sont tout à fait t différents des comptes consolidés qui n'ont baissé que de 10% etc. etc. Mais il y a tout de même de nombreux indices de risque... Petite question subsidiaire, peut-on savoir (ou peut-être pas après tout) à quel prix ont été consentis les derniers stocks options ? Merci de votre réponse.

Réponse de Monsieur Pierre Richard

Votre question a trait au cours de l'action Dexia, ce qui est un point tout à fait important. On peut choisir beaucoup d'indices, mais je ne veux pas surcharger les visuels et vos yeux de courbes qui sont toujours très fatigantes. Ce qu'il faut retenir est que Dexia (depuis sa création en 1996) a un cours de bourse qui a crû en moyenne, y compris aujourd'hui. Je répète que le cours de Dexia en 1996 s'élevait à peu près à 6,5 EUR. Nous sommes actuellement à 11,5 EUR. Voyez sur la même période l'évolution des cours de bourse de l'ensemble des banques européennes : vous constaterez que nous faisons mieux que les banques européennes, encore aujourd'hui.

Pourquoi ? Les banques françaises ont fait mieux ces derniers temps, mais les banques allemandes ont fait beaucoup moins bien que nous. Commerzbank, une grosse banque allemande, a une capitalisation boursière de 2 ou 3 milliards EUR, nous avons une capitalisation boursière de 13 milliards EUR. Et la Hypo Vereinsbank, qui est considérée comme la numéro deux en Allemagne, a une capitalisation boursière de 6 milliards EUR. Il faut quand même raison garder : le monde est comme il est, il est difficile, l'environnement est exécrable, et nous avons résisté.

Le message que je vous passe, est clair. Je ne veux pas faire des calculs de polytechnicien, que je suis tout comme l'honorable actionnaire qui s'exprime; il convient de voir le fond des choses. Dexia a magnifiquement résisté; je le dis en toute honnêteté et en toute transparence, nos commissaires aux comptes ont bien sûr validé tous nos comptes. Je crois que c'est cela qu'il faut retenir aujourd'hui. On ne peut évidemment pas regarder point par point les comptes consolidés ou les comptes sociaux, cela prendrait des heures. Mais retenez que mon souci – et le souci du comité exécutif – est de faire en sorte que le cours de Dexia reprenne de manière structurelle une pente glorieuse. Nous avons pendant des mois courbé le dos, et c'est normal puisqu'on traite un sujet difficile; et tant que le sujet est difficile, le marché s'inquiète. Mais le marché commence à sentir que le travail énorme que nous avons effectué et qui a été piloté par Dirk Bruneel, commence à porter ses fruits, que les gens nous entendent, qu'aux Pays-Bas on dit "chapeau, vous avez fait ce que beaucoup de banques sur la place n'auraient pas fait", etc. Retenez surtout que sur une moyenne période, la résilience de Dexia est un fait qui sera incontestable. Nous dégagerons cette

année encore des résultats nettement positifs et élevés; ce ne sera pas le cas de toutes les banques.

Nous n'avons rien à cacher sur les prix des stock options. De mémoire, le prix était de 13 EUR par action, ce qui est au-dessus du cours actuel. On ne peut dès lors pas dire que Dexia s'est débrouillé pour offrir des options au cours le plus bas (qui était il y a deux mois de 7 EUR ou 7,5), ce que certaines autres entreprises ont pu faire. Nous ne l'avons pas fait. Je n'ai donc vraiment pas honte d'avoir obtenu des stock options à 13 EUR, ce qui pour l'instant n'a aucun effet pour les heureux bénéficiaires qui n'en touchent aucun bénéfice mais qui sont toutefois confiants pour le futur.

En Belgique, ces stock options sont taxés; il faut donc de la patience pendant plusieurs années pour pouvoir compenser les impôts que les bénéficiaires des stock options ont payés à l'occasion de l'attribution de ces options.

H) Huitième intervenant (Monsieur Pierre Nicoletti, salle boursière de Charleroi)

J'apprends aujourd'hui qu'un Club des Actionnaires existe. J'avais moi-même formulé la demande il y a 3 ou 4 ans, et je me souviens que M. Narmon avait pris cette suggestion en considération. Je déplore le manque de publicité de la création de ce Club. Je lis en effet pas mal d'hebdomadaires et de journaliers et je n'ai jamais remarqué que ce Club existait. Je ne sais pas si le responsable est encore dans la salle, mais je souhaiterais le rencontrer au drink qui, je suppose, est prévu après cette assemblée.

Vous connaissez la valeur intrinsèque des actions que vous avez rachetées cette année. A quel prix avez-vous décidé de faire des rachats (je dis bien cette année, dans l'exercice en cours) ?

Une question également à M. Richard. Vous nous avez expliqué l'historique du groupe et son développement international (au Luxembourg, en France avec le Crédit du Nord, mais qui n'est pas présent dans tout l'Hexagone). Je suis Belge et passe mes vacances dans le Sud de la France, voire en Espagne et en Italie; j'aimerais voir un jour l'enseigne Dexia un peu partout et pourquoi pas dans toute la France. Un actionnaire a cité tout à l'heure la BNP et la Société Générale, qui sont des banques qui génèrent leurs résultats de la banque de détail, puisqu'ils sont partout en France. Pourquoi ne pas faire la même chose ? Est-ce que Dexia a une stratégie de développement ? Votre core business est clairement les collectivités, mais apparemment, la banque de détail n'est pas à négliger !

Réponse de Monsieur François Narmon

Je voudrais répondre à la première partie de votre intervention. Vous mentionnez qu'il y a trois ou quatre ans, vous aviez suggéré de créer un club des actionnaires. Vous voyez qu'il ne faut jamais désespérer : ce club existe maintenant depuis pas mal d'années. Nous avons probablement été trop discrets, de sorte qu'une partie de nos actionnaires ignorent l'existence de ce club. Aujourd'hui il y a eu un appel en faveur d'une adhésion plus importante de la part des actionnaires belges et luxembourgeois.

C'est donc l'occasion de vous affilier ou de vous associer à cette initiative. Monsieur Paul Delva qui est présent dans la salle vous donnera tous les renseignements pour devenir membre de ce club.

La deuxième partie de votre intervention a trait au rachat d'actions propres, et plus précisément au prix auquel nous allons acheter ces actions en 2003. Monsieur Rembert Von Lowis vous donnera la réponse à cette question.

Réponse de Monsieur Rembert von Lowis

Nous ne nous fixons pas a priori des prix à partir desquels nous déclenchons les programmes de rachat d'action. Ces programmes de rachat d'actions sont en réalité étalés de façon assez régulière tout au long de l'année en fonction de notre situation de fonds propres. Comme je l'ai dit tout à l'heure, les banques doivent respecter certains ratios de capitalisation et certains ratios de fonds propres, et dès lors que nous dépassons nos objectifs en termes de ratios de fonds propres (qui sont d'ailleurs connus du marché et qui sont à peu près notre niveau de ratio actuel), nous déclenchons des programmes de rachat d'actions au fil de l'eau. Nous ne cherchons pas à essayer de prévoir ce que sera le cours de bourse pour acheter moins cher, parce que l'expérience montre qu'il est difficile de faire des prévisions en terme d'évolution des bourses. Nous faisons donc cela en fonction d'objectif de fonds propres et non pas en fonction du prix de l'action.

Réponse de Monsieur Pierre Richard

Sur la troisième question concernant les activités en France sur le deuxième métier, j'indique tout d'abord que nous avons effectivement une participation de 20% dans le Crédit du Nord. Il s'agit d'un investissement tout à fait rentable : le Crédit du Nord a très bien redressé sa situation et a en 2002 un retour sur fonds propres qui dépasse les 16%. Le Crédit du Nord fait donc encore mieux que Dexia. Ceci bien sûr rentre au prorata de notre participation dans les comptes de Dexia au titre du deuxième métier, ce qui est tout à fait positif.

On imaginerait ou on souhaiterait éventuellement aller plus loin; Dexia est un groupe européen avec de fortes racines belges et françaises. En France, comme vous l'avez dit, nous sommes très puissants sur le premier métier. Il y a des enseignes Dexia mais il est vrai qu'elles ne sont pas nombreuses comme en Belgique. Il y a une enseigne par région maximum, et donc cela n'en fait qu'une trentaine maximum. En outre les enseignes sont discrètes parce que nos clients en France ne sont pas le grand public mais les collectivités locales.

Nous avons toujours dit que nous n'écartions pas l'éventualité de pouvoir disposer (sans en être nécessairement propriétaire), d'un réseau de distribution pour pouvoir vendre nos propres produits que nous fabriquons dans nos "usines" en matière de gestion d'épargne, de gestion d'actifs ou de banque privée. Ceci est un sujet qui est toujours à l'étude, et c'est tout à fait normal : nous devons avoir des projets et des réflexions, et l'idée d'une coopération ou d'une alliance, n'est pas fermée à jamais.

Vous remarquerez qu'aujourd'hui, chacun a un peu fermé les écoutilles; chacun veille en priorité - dans cette période difficile sur le plan conjoncturel - à avoir une maison en bon état de marche, en bonne santé et solide. C'est la priorité qu'on s'est donné en ce moment, sans parler des problèmes que nous avons aux Pays-Bas. Il s'agit donc d'un sujet qui reste ouvert et sur lequel nous sommes attentifs mais qui n'a pas de caractère d'urgence.

(VIII) Les propositions de résolutions proposées à l'assemblée générale

Le président de l'assemblée expose le second point de l'ordre du jour de l'assemblée Ce point de l'ordre du jour a trait à huit propositions de résolution sur lesquelles l'assemblée doit se prononcer.

- La *première* résolution a trait à la proposition d'approbation des comptes annuels de l'exercice 2002.

- La *seconde* résolution a trait à l'affectation du résultat. Le bénéfice de l'exercice 2002 s'élève à 485,5 millions EUR. Le bénéfice reporté de l'exercice précédent est de 2.400,8 millions EUR. Suite à l'acquisition d'actions propres, une réserve indisponible pour actions propres a dû être constituée conformément à l'article 623 du Code des Sociétés. La constitution de cette réserve a été faite par prélèvement sur réserves disponibles à concurrence de 34,1 millions EUR et par affectation du résultat reporté à concurrence de 123,7 millions EUR. Il en résulte que le solde du bénéfice à affecter est de 2.762,6 millions EUR. Il est proposé de confirmer l'affectation du résultat reporté à la réserve indisponible à concurrence de 123,7 millions EUR et d'affecter le solde :
    - à la réserve légale à concurrence de 6 millions EUR;
    - à la réserve disponible à raison de 1.100 millions EUR;
    - au payement d'un dividende brut de 0,48 EUR à chaque action, à l'exception des actions propres que détiendra la société le 9 mai 2003 et dont l'assemblée annule le droit au dividende conformément à l'article 622 du Code des sociétés;
    - et de transférer le solde au bénéfice reporté.

- La *troisième* résolution a trait, en vertu de l'article 554 du Code des Sociétés, à la proposition de décharge à donner aux administrateurs pour l'accomplissement de leur mission pendant l'exercice 2002.

- La *quatrième* résolution a trait, en vertu de l'article 554 du Code des Sociétés, à la proposition de décharge à donner aux commissaires pour l'accomplissement de leur mission pendant l'exercice 2002.

- La *cinquième* résolution a trait à la nomination pour un nouveau mandat de quatre ans prenant fin à l'issue de l'assemblée générale ordinaire de 2007 de Monsieur Paul-Louis Halley, nommé provisoirement par le conseil d'administration du 5 décembre 2002 en remplacement de Monsieur Daniel Lebègue, démissionnaire.

- La *sixième* résolution a trait au renouvellement de la nomination de Monsieur Guy Burton comme administrateur, pour un mandat de quatre ans prenant fin à l'issue de l'assemblée générale ordinaire de 2007.

- La *septième* résolution a trait au renouvellement de la désignation de la société Mazars & Guérard, représentée par Monsieur Xavier Doyen en tant que commissaire, pour une durée de trois ans prenant fin à l'issue de l'assemblée générale ordinaire de 2006.

- La *huitième* résolution a trait à la proposition d'approuver l'attribution d'un total de 2.540 actions aux employés de Financial Security Assurance, Inc. ("FSA") et de ses filiales directes et indirectes établies aux Etats-Unis, réalisée dans le cadre du plan d'actionnariat salarié 2002 du groupe Dexia pour lequel la période de souscription s'étendait du 12 septembre au 11 octobre 2002, et ce, aux fins de l'application du régime fiscal prévu par l'article 423 de l'Internal Revenue Code. Le président explique que cette approbation est nécessaire afin de faire bénéficier la décote, prévue lors de l'attribution de ces actions, d'un régime fiscal favorable.

(IX) Les votes de l'assemblée générale

Le président invite ensuite l'assemblée générale à passer au vote des huit résolutions qui lui ont été proposées.

Première résolution

L'assemblée générale approuve les comptes annuels de l'exercice 2002.

La résolution est adoptée à 99,63 % des voix: abstention: 0,36 %, contre: 0,00 % (en nombre d'actions présentes ou représentées - pour: 613 210 781, abstention: 2 238 025, contre: 11.670).

Le président communique la décision du conseil d'administration, conformément à l'article 19 des statuts, de verser le dividende à partir du 13 juin 2003.

Seconde résolution

L'assemblée générale approuve l'affectation du résultat reporté à la réserve indisponible à concurrence de 123,7 millions EUR et d'affecter le solde :

- à la réserve légale à concurrence de 6 millions EUR;
- à la réserve disponible à raison de 1.100 millions EUR;
- au payement d'un dividende brut de 0,48 EUR à chaque action, à l'exception des actions propres que détiendra la société le 9 mai 2003 et dont l'assemblée annule le droit au dividende conformément à l'article 622 du Code des sociétés;
- et de transférer le solde au bénéfice reporté.

La résolution est adoptée à 99,20 % des voix : abstention: 0,80 %, contre: 0,00% (en nombre d'actions présentes ou représentées - pour: 610 540 018, abstention: 4 905 718, contre: 16 234).

Troisième résolution

L'assemblée générale décide de donner décharge aux administrateurs pour l'accomplissement de leur mission pendant l'exercice 2002.

La résolution est adoptée à 97,42 % des voix: abstention: 0,35%, contre: 2,23 % (en nombre d'actions présentes ou représentées - pour: 599 602 398, abstention: 2 155 994, contre: 13 703 002).

Quatrième résolution

L'assemblée générale décide de donner décharge aux commissaires pour l'accomplissement de leur mission pendant l'exercice 2002.

La résolution est adoptée à 95,62 % des voix : abstention: 2,16 %; contre: 2,22% (en nombre d'actions présentes ou représentées - pour: 588 490 650, abstention: 13 277 336, contre: 13 693 548).

Cinquième résolution

L'assemblée générale décide de la nomination pour un nouveau mandat de quatre ans prenant fin à l'issue de l'assemblée générale ordinaire de 2007 de Monsieur Paul-Louis Halley, nommé provisoirement par le conseil d'administration du 5 décembre 2002 en remplacement de Monsieur Daniel Lebègue, démissionaire.

La résolution est adoptée à 99,29% des voix: abstention : 0,67%; contre: 0,04% (en nombre d'actions présentes ou représentées - pour: 611 092 508, abstention: 4 111 026, contre: 256 000).

Sixième résolution

L'assemblée générale décide du renouvellement de la nomination de Monsieur Guy Burton comme administrateur, pour un mandat de quatre ans prenant fin à l'issue de l'assemblée générale ordinaire de 2007.

La résolution est adoptée à 94,90 % des voix: abstention : 1,30%, contre: 3,80 % (en nombre d'actions présentes ou représentées - pour: 584 057 112, abstention: 7 997 344, contre: 23 405 135).

Septième résolution

L'assemblée générale décide du renouvellement de la désignation de la société Mazars & Guérard, représentée par Monsieur Xavier Doyen en tant que commissaire pour une durée de trois ans prenant fin à l'issue de l'assemblée annuelle de 2006.

La résolution est adoptée à 99,31 % des voix: abstention : 0,02 %, contre : 0,67 % (en nombre d'actions présentes ou représentées - pour: 611 199 868, abstention: 4 121 190, contre: 138 326).

Huitième résolution

L'assemblée générale approuve l'attribution d'un total de 2 540 actions aux employés de Financial Security Assurance, Inc ("FSA") et de ses filiales directes et indirectes établies aux Etats-Unis, réalisée dans le cadre du plan d'actionnariat salarié 2002 du groupe Dexia pour lequel la période de souscription s'étendait du 12 septembre au 11 octobre 2002, et ce, aux fins de l'application du régime fiscal prévu par l'article 423 de l'Internal Revenue Code.

La résolution est adoptée à 97,68 % des voix: abstention : 0,36 %, contre : 1,96 % (en nombre d'actions présentes ou représentées - pour: 590 341 676, abstention: 2 146 297, contre: 11 846 885).

(X) Fin de l'assemblée générale

En l'absence de demande de parole, le président clôture la séance à 17h45 et remercie l'assemblée.

Monsieur François Narmon

Monsieur Paul-Louis Halley

Monsieur Rik Branson

Monsieur Olivier Van Herstraeten

Annexes:

1) un exemplaire de la brochure de convocation des actionnaires nominatifs;
2) une copie de la liste des présences;
3) un aperçu des comptes annuels consolidés de Dexia au 31 décembre 2002.

03 DEC -3 AM 7:21

DEXIA

GROUP

PROCES-VERBAL

Assemblée générale extraordinaire de Dexia s.a.
14 mai 2003

Square de Meeûs 1 à 1000 Bruxelles
RC Bruxelles n° 604.748
TVA: BE 458 548 296

L'assemblée générale extraordinaire se tient à l'Auditorium 44, Boulevard du Jardin Botanique 44 à 1000 Bruxelles. La séance est ouverte à 18h05 sous la présidence de Monsieur François Narmon, président du conseil d'administration, qui souhaite la bienvenue à tous les participants.

Le déroulement de cette assemblée générale extraordinaire est décrit dans les deux annexes à ce procès-verbal :

(1) une copie de l'acte notarié rédigé par le Maître Carole GUILLEMYN, Notaire associé à Bruxelles, enregistré au 2ème bureau de l'Enregistrement d'Uccle le 21 mai 2003;
(2) le document intitulé "Assemblée générale extraordinaire – Dexia s.a. – 14 mai 2003 : questions orales et réponses des dirigeants".

Monsieur François Narmon

Monsieur Paul-Louis Halley

Monsieur Rik Branson

Monsieur Olivier Van Herstraeten

Annexes :

1) une copie de l'acte notarié rédigé par le Maître Carole GUILLEMYN, Notaire associé à Bruxelles, enregistré au 2ème bureau de l'Enregistrement d'Uccle le 21 mai 2003;
2) le document intitulé "Assemblée générale extraordinaire – Dexia s.a. – 14 mai 2003: questions orales et réponses des dirigeants".

Annexe 1

" DEXIA "

Société anonyme.

1000 Bruxelles, square de Meeûs, 1.

Registre du commerce de Bruxelles, numéro 604.748.

Taxe sur la valeur ajoutée numéro BE 458.548.296.

RAPPORTS - ACQUISITION D'ACTIONS PROPRES – ANNULATION D'ACTIONS PROPRES - ÉMISSION DE DROITS DE SOUSCRIPTION ET AUGMENTATION DE CAPITAL - MODIFICATION DES STATUTS - POUVOIRS.

Rép. L'AN DEUX MILLE TROIS.
Le quatorze mai

A Bruxelles, boulevard du Jardin Botanique, 44.
En présence de Maître Carole GUILLEMYN, Notaire associé, à Bruxelles.
S'est réunie l'assemblée générale extraordinaire des actionnaires de la société anonyme "DEXIA", ayant son siège social à 1000 Bruxelles, square de Meeûs, 1.
Société constituée sous la dénomination "Crédit Communal-Holding", par acte reçu le quinze juillet mil neuf cent nonante-six, par le notaire VAN de VELDE, à Bruxelles, publié aux Annexes au Moniteur belge du trente et un juillet suivant, sous les numéros 960731-145 et 146.
Dont les statuts ont été modifiés a plusieurs reprises et pour la dernière fois, aux termes du procès-verbal dressé le trente et un décembre deux mille deux, par le notaire Carole GUILLEMYN, a Bruxelles, publié aux annexes au Moniteur Belge du vingt-trois janvier deux mil trois sous les numéros 10949 et 10950.

Société immatriculée au registre du commerce de Bruxelles, sous le numéro 604.748.

COMPOSITION DE L'ASSEMBLÉE.

L'identité des actionnaires présents et des représentants des actionnaires, ainsi que le nombre de titres de chacun d'eux, sont mentionnés en la liste de présence ci-annexée.

Cette liste de présence est signée par chacun des actionnaires ou leurs mandataires; elle est arrêtée et signée par les membres du bureau.
L'identité des détenteurs de droits de souscription et de certificats nominatifs se rapportant à l'action Dexia, présents et de leurs mandataires, sont mentionnés en des listes de présence séparées.

BUREAU.

La séance est ouverte à dix-huit heures cinq, sous la présidence de Monsieur François NARMON, président du conseil d'administration.

Le président choisit comme secrétaire Monsieur Olivier VAN HERSTRAETEN, secrétaire-général de la société.
L'assemblée désigne comme scrutateurs Monsieur Paul-Louis HALLEY et Monsieur Rik BRANSON, administrateurs de la société.

EXPOSÉ DU PRÉSIDENT.

Le président expose et requiert le notaire soussigné d'acter que :

I. La présente assemblée a comme ordre du jour :

1. Proposition d'autoriser l'acquisition d'actions propres.
Proposition d'autoriser le conseil d'administration, dans le respect des conditions imposées par la loi et ce, pendant une nouvelle période qui se terminera dix-huit (18) mois après la date de la présente assemblée générale, (i) à acquérir en Bourse ou de toute autre manière, des actions propres de la société à concurrence du nombre maximum légal pour une contre-valeur minimale par action d'un euro et maximale de dix pour cent (10%) supérieure au dernier cours de clôture sur Euronext Bruxelles et d'autoriser les filiales directes au sens de l'article 627, alinéa 1er du Code des Sociétés à acquérir des actions de la société aux mêmes conditions et (ii) pour autant que de besoin, à aliéner les actions propres de la société, éventuellement au delà de la période de dix-huit (18) mois maximum prévue pour leur acquisition.
L'assemblée générale confie par ailleurs tous les pouvoirs au conseil d'administration, qui pourra à son tour déléguer ces pouvoirs, pour (i) déterminer les modalités et les conditions de revente ou d'aliénation des actions propres et (ii) décider et mettre en œuvre, le cas échéant, l'aliénation desdites actions propres.
Ces autorisations et délégations entreront en vigueur à la date de la première réunion du conseil d'administration qui suivra la présente assemblée générale. A partir de cette

même date, les autorisations temporaires accordées le sept mai deux mille deux au conseil d'administration et aux filiales directes visées ci-dessus prendront fin.

2. Proposition d'annulation des actions propres
Proposition:

(i) d'annuler les seize millions sept cent deux mille sept cent quinze (16.702.715) actions propres détenues par la société au treize mars deux mille trois, sans réduction du capital ;
(ii) de modifier en conséquence le premier alinéa de l'article 4 des statuts de la société, lequel est remplacé par la clause suivante :
« Le capital social souscrit et entièrement libéré s'élève à quatre milliards sept cent quarante-quatre millions quatre cent cinquante-huit mille sept cent cinquante-huit euros quatre-vingt-neuf cents (EUR 4.744.458.758,89). Il est représenté par un milliard cent soixante-quatre millions neuf cent quatre-vingt-trois mille cent trente-sept (1.164.983.137) actions sans désignation de valeur nominale, représentant chacune un/un milliard cent soixante-quatre millions neuf cent quatre-vingt-trois mille cent trente-septième ($1/1.164.983.137^{ième}$) du capital social. » ;
(iii) de confier tous les pouvoirs au conseil d'administration ou à l'administrateur délégué agissant seul, avec faculté de sous-délégation, pour prendre toutes mesures et tous actes nécessaires à l'exécution de la présente décision d'annulation des actions propres et notamment pour procéder à la destruction des titres concernés.

3. Proposition d'émission de warrants en vue du plan d'actionnariat deux mille trois.

Communication du rapport spécial du conseil d'administration établi conformément aux articles 583, alinéa 1er, 596 et 598 du Code des Sociétés relatif à l'émission d'un nombre maximum de deux millions (2.000.000) droits de souscription en faveur notamment des collaborateurs indépendants du groupe et des réseaux indépendants d'agences notamment de Dexia Banque Belgique SA et, le cas échéant, de membres du personnel de certaines filiales à l'étranger dans le cadre du plan d'actionnariat deux mille trois, et à la suppression du droit de préférence par l'assemblée générale à l'occasion de cette émission des droits de souscription, et du rapport spécial du collège des commissaires établi conformément à l'article 596 du Code des Sociétés relatif à la suppression du droit de préférence.

Proposition d'émettre, sous la double condition suspensive (a) d'une décision du

conseil d'administration de procéder à l'émission effective des droits de souscription, et (b) de l'attribution effective de ceux-ci par le conseil d'administration ou son (ses) mandataire(s), d'un nombre maximum de deux millions (2.000.000) droits de souscription, conférant chacun le droit de souscrire à une action de la société. Cette émission est faite, dans le cadre du plan d'actionnariat deux mille trois, notamment en faveur des collaborateurs des réseaux d'agences indépendants du groupe dont celui de Dexia Banque Belgique SA, des collaborateurs indépendants du groupe Dexia et, le cas échéant, des membres du personnel de certaines filiales à l'étranger. Les droits de souscription sont soit exerçables immédiatement, soit exerçables à une ou plusieurs dates précises, déterminées par le conseil d'administration ou son (ses) mandataire(s), pour un prix d'exercice qui, par droit de souscription, sera égal à la moyenne des cours de clôture de l'action sur Euronext Bruxelles pendant les trente (30) jours précédant le jour du début de leur émission effective.
Proposition d'augmenter le capital sous la double condition suspensive (a) de l'émission effective des droits de souscription et (b) de leur exercice, d'un montant égal au produit du nombre d'actions émises à la suite de l'exercice des droits de souscription par le pair comptable des actions ordinaires existantes de la société au moment de l'augmentation de capital, par l'émission d'un nombre d'actions ordinaires assorties de strips VVPR de la société, déterminé comme décrit ci-dessus. Les actions qui seront ainsi créées bénéficieront des mêmes droits que les actions existantes et auront droit au dividende relatif à l'exercice comptable de l'année de leur émission. La différence éventuelle entre la somme du prix d'exercice des droits de souscription et le montant de l'augmentation de capital sera affecté comme prime d'émission à un compte de réserve indisponible « prime d'émission ».

4. Proposition de modification de l'article 9 des statuts.
(Composition du conseil d'administration)

Proposition de modification de l'article 9 (alinéa 5) des statuts :

« En cas de vacance d'un mandat d'administrateur, le conseil d'administration y pourvoira provisoirement, le cas échéant dans le respect des conditions prévues au deuxième alinéa. L'assemblée générale suivante procède à une nomination définitive ; le mandat de la personne ainsi nommée a une durée de quatre ans maximum. »

5. Proposition de modification de l'article 10 des statuts.
(Pouvoirs du conseil d'administration)

Proposition de modification de l'article 10 (alinéa 2) des statuts :

« Le conseil d'administration confie la gestion journalière de la société à un administrateur qui porte le titre d'administrateur délégué et qui préside le comité de direction visé à l'article 12 des présents statuts. L'administrateur délégué assure également l'exécution des décisions du conseil. »

6. Proposition de modification de l'article 11 des statuts.
(Réunions du conseil d'administration)

Proposition de modification de l'article 11 (alinéa 10) des statuts :
« Dans les cas exceptionnels, dûment justifiés par l'urgence et l'intérêt social, les décisions du conseil d'administration peuvent être prises par consentement unanime des administrateurs, exprimé par écrit. Il ne pourra cependant pas être recouru à cette procédure pour l'arrêt des comptes annuels et pour l'utilisation du capital autorisé. »

7. Proposition de modification de l'article 12 des statuts
(Comité exécutif - comité de direction)

Proposition de modification de l'article 12 (alinéas 1, 2, 3 et insertion d'un nouvel alinéa 4) des statuts :

« Article 12 – Comité de direction
Le comité de direction est composé de huit membres au plus, en ce compris l'administrateur délégué qui le préside. Le comité de direction peut désigner en son sein un vice-président.
Dans le cadre des objectifs stratégiques et de la politique générale définis par le conseil d'administration et par délégation de ce dernier, le comité de direction assure la direction effective de la société et du groupe et en pilote les différents métiers. Pour assurer cette mission, chaque membre du comité de direction est investi de responsabilités opérationnelles au niveau de la société ou des entités du groupe, que ce soit par métier, par activité ou par fonction.
Les membres du comité de direction sont nommés et révoqués par le conseil d'administration sur proposition de l'administrateur délégué.
Le comité de direction, dans les limites des pouvoirs qui lui sont conférés, peut confier des pouvoirs spéciaux à une ou plusieurs personnes de son choix. »

8. Proposition de modification de l'article 21 des statuts (Election de domicile)

Proposition de modification de l'article 21 des statuts :
« Les actionnaires, administrateurs, membres du comité de direction, commissaires et liquidateurs sont tenus d'élire domicile en Belgique pour toute relation avec la société. S'ils ne respectent pas cette obligation, ils sont réputés avoir élu domicile au siège de la société, où leur sont signifiées toutes assignations, notifications et sommations et où peuvent leur être envoyés tous avis et lettres. »

9. Proposition d'attribuer des pouvoirs au conseil d'administration

Proposition de conférer à des administrateurs agissant deux à deux, ou à l'administrateur délégué agissant seul, avec pouvoir de substitution, tous pouvoirs pour l'exécution des résolutions à prendre sur les points qui précèdent et notamment toutes adaptations ou ajustements des modalités de l'émission des droits de souscription (sans pouvoir toutefois modifier les caractéristiques économiques essentielles de l'émission telles que décrites dans le rapport du conseil, ni en particulier modifier le mode de détermination du prix de souscription), faire constater authentiquement l'exercice des droits de souscription et la réalisation de l'augmentation de capital et l'émission des actions qui en découlent, la modification des statuts suite au nouveau montant du capital et le nouveau nombre d'actions, l'affectation de la prime d'émission au compte indisponible, et coordonner les statuts.

II. Les convocations contenant l'ordre du jour ont été publiées dans :

1) Le Moniteur belge du vingt-cinq avril deux mille trois;

2) Le Financieel Economische Tijd des dix-sept et vingt-six avril deux mille trois;

3) L'Echo des dix-sept et vingt-six avril deux mille trois;

4) Le Luxemburger Wort du vingt-cinq avril deux mille trois;

5) Le bulletin des Annonces Légales Obligatoires (France) du vingt-trois avril deux mille trois.

La convocation a également été publiée dans les journaux « Le Soir », « La Libre Belgique », « Het Laatste Nieuws » et « De Standaard ».

Les actionnaires en nom, les détenteurs de droits de souscription nominatifs et de certificats nominatifs ont, en outre, été convoqués par lettre des treize et quinze avril deux mille trois, soit quinze jours au moins avant la présente assemblée.
Une copie des rapports dont question au numéro 3 à l'ordre du jour était jointe aux dites convocations.
Les administrateurs et les commissaires ont été invités oralement plus de quinze jours avant les présentes, ce qui a été confirmé par écrit ensuite.
Une copie des rapports dont question au numéro 3 à l'ordre du jour était jointe aux dites convocations écrites.

III. Il existe actuellement un milliard cent quatre-vingt-un millions six cent quatre-vingt-cinq mille huit cent cinquante-deux (1.181.685.852) actions, dont dix-huit millions huit cent nonante mille neuf cent quinze (18.890.915) actions propres acquises, sans droit de vote.

Il résulte de la liste des présences que six cent dix-huit millions neuf cent quatre-vingt-huit mille deux cent vingt-quatre (618.988.224) actions sont représentées, soit plus de la moitié du capital social sous déduction des actions propres acquises.
En conséquence, conformément à l'article 558 du Code des Sociétés, la présente assemblée est apte à délibérer et statuer valablement sur l'ordre du jour.

IV. Chaque action donne droit à une voix.

V. Pour assister à l'assemblée, les actionnaires se sont conformés à l'article 16 des statuts relatif aux formalités d'admission à l'assemblée.
Une copie des rapports dont question sous le point 3 de l'ordre du jour a été transmise sans délai aux personnes qui ont accompli les formalités requises par les statuts pour être admises à l'assemblée, au moins cinq jours avant l'assemblée. Les personnes qui ont accompli les formalités après cette date ont reçu une copie de ces rapports lors de la présente assemblée.
Tout actionnaire a pu obtenir gratuitement, sur la production de son titre, quinze jours avant l'assemblée, un exemplaire de ces rapports.

VI. Pour être admises, la proposition sous 1 à l'ordre du jour doit réunir quatre/cinquièmes des voix pour lesquelles il est pris part au vote, les propositions sous les numéros 2 à 8 doivent réunir les trois/quarts des voix pour lesquelles il est pris part au vote, et la proposition sous le numéro 9 doit réunir la simple majorité des voix.

Ces faits étant vérifiés et reconnus exacts par l'assemblée, celle-ci se reconnaît valablement constituée et apte à délibérer et à décider sur les points à l'ordre du jour.

Le Président expose ensuite les raisons qui ont motivé les points à l'ordre du jour, résume les rapports du conseil dont question ci-après et répond aux questions des actionnaires présents.

DÉLIBÉRATIONS.

I. ACQUISITION D'ACTIONS PROPRES.

L'assemblée décide d'autoriser le conseil d'administration, dans le respect des conditions imposées par la loi et ce, pendant une nouvelle période de dix-huit (18) mois,

(i) à acquérir en bourse ou de toute autre manière, des actions propres de la société à concurrence du nombre maximum légal pour une contre-valeur minimale par action d'un euro et maximale de dix pour cent (10%) supérieure au dernier cours de clôture sur Euronext Bruxelles et d'autoriser les filiales directes au sens de l'article 627, alinéa 1er du Code des Sociétés à acquérir des actions de la société aux mêmes conditions et (ii) pour autant que de besoin, à aliéner les actions de la société ainsi acquises, éventuellement au delà de la période de dix-huit (18) mois prévue pour leur acquisition.

L'assemblée générale confie par ailleurs tous les pouvoirs au conseil d'administration, qui pourra à son tour déléguer ces pouvoirs, pour (i) déterminer les modalités et les conditions de revente ou d'aliénation des actions propres qui seraient acquises, le cas échéant, en vertu de la présente résolution autorisant le Conseil d'administration à racheter les actions propres de la société et (ii) décider et mettre en oeuvre, le cas échéant, l'aliénation desdites actions propres.

Ces autorisations entreront en vigueur à compter de la date de la première réunion du conseil d'administration qui suivra la présente assemblée, à savoir le vingt et un mai deux mille trois. En conséquence, les autorisations temporaires accordées le sept mai deux mille deux au conseil d'administration et aux filiales directes visées ci-dessus en vue d'acquérir des actions de la société, prendront fin à partir de cette même date.

VOTE.

Cette résolution est adoptée à six cent douze millions neuf cent cinquante-six mille trois cent quatre voix.

II. ANNULATION D'ACTONS PROPRES.

1/ L'assemblée décide d'annuler les seize millions sept cent deux mille sept cent quinze (16.702.715) actions propres détenues par la société au treize mars deux mille trois, sans réduction du capital, une réserve indisponible ayant été constituée à cet effet.

2/ L'assemblée décide de modifier en conséquence le premier alinéa de l'article 4 des statuts de la société, lequel est remplacé par :

« Le capital social souscrit et entièrement libéré s'élève à quatre milliards sept cent quarante-quatre millions quatre cent cinquante-huit mille sept cent cinquante-huit euros quatre-vingt-neuf cents (EUR 4.744.458.758,89). Il est représenté par un milliard cent soixante-quatre millions neuf cent quatre-vingt-trois mille cent trente-sept (1.164.983.137) actions sans désignation de valeur nominale, représentant chacune un/un milliard cent soixante-quatre millions neuf cent quatre-vingt-trois mille cent trente-septième (1/1.164.983.137ième) du capital social. ».

3/ L'assemblée décide de confier tous les pouvoirs au conseil d'administration ou à l'administrateur délégué agissant seul, avec faculté de sous-délégation, pour prendre toutes mesures et tous actes nécessaires à l'exécution de la présente décision d'annulation des actions propres et notamment pour procéder à la destruction des titres concernés.

VOTE.

Cette résolution est adoptée à six cent quatorze millions huit cent vingt-cinq mille neuf cent quatre-vingt-huit voix.

III. ÉMISSION DE DROITS DE SOUSCRIPTION ET AUGMENTATION DE CAPITAL.

1. Le Président rappelle que le rapport spécial, établi par le conseil d'administration,

conformément aux articles 583, alinéa 1er, 596 et 598 du Code des Sociétés relatif à l'émission d'un nombre maximum de deux millions (2.000.000) de droits de souscription en faveur notamment des collaborateurs indépendants du groupe et des réseaux indépendants d'agences notamment de Dexia Banque Belgique société anonyme et, le cas échéant, de membres du personnel de certaines filiales à l'étranger dans le cadre du plan d'actionnariat deux mille trois et à la suppression du droit de préférence par l'assemblée générale à l'occasion de cette émission des droits de souscription, et du rapport spécial du collège des commissaires établi conformément à l'article 596 du Code des Sociétés relatif à la suppression du droit de préférence étaient joints aux convocations et que tout actionnaire a pu obtenir gratuitement, sur la production de son titre, quinze jours avant l'assemblée, un exemplaire de ces rapports.
Le Président indique, qu'en conséquence, il n'en sera pas donné lecture.
Un exemplaire de ces rapports restera annexé au présent procès-verbal.
Ce point de l'ordre du jour n'appelant pas de vote, l'assemblée aborde le point suivant.

2. L'assemblée décide d'émettre, sous la double condition suspensive (a) d'une décision du conseil d'administration de procéder à l'émission effective des droits de souscription, et (b) de l'attribution effective de ceux-ci par le conseil d'administration ou son (ses) mandataire(s), d'un nombre maximum de deux millions (2.000.000) de droits de souscription, conférant chacun le droit de souscrire à une action de la société. Cette émission est faite dans le cadre du plan d'actionnariat deux mille trois, notamment en faveur des collaborateurs des réseaux d'agences indépendants du groupe, dont celui de Dexia Banque Belgique société anonyme, des collaborateurs indépendants du groupe Dexia et, le cas échéant, es membres du personnel de certaines filiales à l'étranger.
Les droits de souscription sont soit exerçables immédiatement, soit exerçables à une ou plusieurs dates précises, déterminées par le conseil d'administration ou son (ses) mandataire(s), pour un prix d'exercice qui, par droit de souscription, sera égal à la moyenne des cours de clôture de l'action sur Euronext Bruxelles pendant les trente (30) jours précédant le jour du début de leur émission effective.

3. L'assemblée décide d'augmenter le capital sous la double condition suspensive (a) de l'émission effective des droits de souscription et (b) de leur exercice, d'un montant égal au produit du nombre d'actions émises à la suite de l'exercice des droits de souscription par le pair comptable des actions ordinaires existantes de la société au moment de l'augmentation de capital, par l'émission d'un nombre

d'actions ordinaires assorties de strips VVPR de la société, déterminé comme décrit ci-dessus.

Les actions qui seront ainsi créées bénéficieront des mêmes droits que les actions existantes et auront droit au dividende relatif à l'exercice comptable de l'année de leur émission. La différence éventuelle entre la somme du prix d'exercice des droits de souscription et le montant de l'augmentation de capital sera affectée comme prime d'émission à un compte de réserve indisponible "prime d'émission".

VOTE.

Ces résolutions sont adoptées à six cent trois millions quatre cent quatre-vingt-neuf mille trois cent trente-huit voix.

IV. MODIFICATION STATUTAIRE (article 9 des statuts).

L'assemblée décide de remplacer le cinquième alinéa de l'article 9, relatif à la composition du conseil d'administration, par :

« En cas de vacance d'un mandat d'administrateur, le conseil d'administration y pourvoira provisoirement, le cas échéant dans le respect des conditions prévues au deuxième alinéa. L'assemblée générale suivante procède à une nomination définitive ; le mandat de la personne ainsi nommée a une durée de quatre ans maximum. »

VOTE.

Cette résolution est adoptée à six cent quatorze millions cent quarante-huit mille trois cent soixante-sept voix.

V. MODIFICATION STATUTAIRE (article 10 des statuts).

L'assemblée décide de remplacer le deuxième alinéa de l'article 10, relatif aux pouvoirs du conseil d'administration, par :

« Le conseil d'administration confie la gestion journalière de la société à un administrateur qui porte le titre d'administrateur délégué et qui préside le comité de direction visé à l'article 12 des présents statuts. L'administrateur délégué assure

également l'exécution des décisions du conseil. »

VOTE.

Cette résolution est adoptée à six cent quatorze millions cent soixante-trois mille cinq cent sept voix

VI. MODIFICATION STATUTAIRE (article 11 des statuts).

L'assemblée décide de remplacer le dixième alinéa de l'article 11 des statuts, relatif aux réunions du conseil d'administration, par :

« Dans les cas exceptionnels, dûment justifiés par l'urgence et l'intérêt social, les décisions du conseil d'administration peuvent être prises par consentement unanime des administrateurs, exprimé par écrit. Il ne pourra cependant pas être recouru à cette procédure pour l'arrêt des comptes annuels et pour l'utilisation du capital autorisé. »

VOTE.

Cette résolution est adoptée à cinq cent trente millions huit cent seize mille neuf cent trente-six voix

VII. MODIFICATION STATUTAIRE (article 12 des statuts).

L'assemblée décide de remplacer l'article 12 des statuts, relatif au comité exécutif, appelé dorénavant « comité de direction », par :

« Article 12 – Comité de direction
« Le comité de direction est composé de huit membres au plus, en ce compris l'administrateur délégué qui le préside. Le comité de direction peut désigner en son sein un vice-président.

« Dans le cadre des objectifs stratégiques et de la politique générale définis par le conseil d'administration et par délégation de ce dernier, le comité de direction assure la direction effective de la société et du groupe et en pilote les différents métiers. Pour assurer cette mission, chaque membre du comité de direction est investi de responsabilités opérationnelles au niveau de la société ou des entités du groupe, que ce soit par métier, par activité ou par fonction.

« Les membres du comité de direction sont nommés et révoqués par le conseil d'administration sur proposition de l'administrateur délégué.
« Le comité de direction, dans les limites des pouvoirs qui lui sont conférés, peut confier des pouvoirs spéciaux à une ou plusieurs personnes de son choix. »

VOTE.

Cette résolution est adoptée à six cent dix millions neuf cent cinquante-six mille quatre cent quarante voix.

VIII. MODIFICATION STATUTAIRE (article 21 des statuts).

L'assemblée décide de remplacer l'article 21 des statuts, relatif à l'élection de domicile, par :

« Les actionnaires, administrateurs, membres du comité de direction, commissaires et liquidateurs sont tenus d'élire domicile en Belgique pour toute relation avec la société. S'ils ne respectent pas cette obligation, ils sont réputés avoir élu domicile au siège de la société, où leur sont signifiées toutes assignations, notifications et sommations et où peuvent leur être envoyés tous avis et lettres. »

VOTE.

Cette résolution est adoptée à six cent quatorze millions cent quarante-deux mille six cent vingt-cinq voix.

IX. POUVOIRS.

L'assemblée décide de conférer à des administrateurs agissant deux à deux, ou à l'administrateur délégué agissant seul, avec pouvoir de substitution, tous pouvoirs pour l'exécution des résolutions prises sur les points qui précèdent et notamment toutes adaptations ou ajustements des modalités de l'émission des droits de souscription (sans pouvoir toutefois modifier les caractéristiques économiques essentielles de l'émission telles que décrites dans le rapport du conseil, ni en particulier modifier le mode de détermination du prix de souscription), pour faire constater authentiquement l'exercice des droits de souscription et la réalisation de l'augmentation de capital et l'émission des actions qui en découlent, la modification

des statuts suite au nouveau montant du capital et le nouveau nombre d'actions, l'affectation de la prime d'émission au compte indisponible, et pour coordonner les statuts.

VOTE.

Cette résolution est adoptée à six cent quatorze millions deux cent quarante-quatre mille neuf cent cinquante et une voix

L'ordre du jour étant épuisé, la séance est levée à dix-huit heures cinquante

DONT PROCES-VERBAL
WAARVAN PROCES-VERBAAL

Gedaan, datum en plaats als hierboven En na integrale voorlezing en toelichting hebben de leden van het bureau en de aandeelhouders die het wensen, ondertekend met Ons, Notaris.

Passé, date et lieu que dessus. Et après lecture commentée, intégrale et commentée, les membres du bureau et les actionnaires qui le souhaitent ont signé avec nous, Notaire.

(Suivent les signatures)
(Volgen de handtekeningen)

Enregistré quinze rôles cinq renvoi au 2ème bureau de l'Enregistrement d'Uccle, le 21 mai 2003, vol. 5/20, fol. 38, case 10. Reçu : vingt-cinq euros (25 €). Le Vérificateur Principal (s) O. Meurice

Geregistreerd vijftien bladen vijf renvooien, op het tweede Registratiekantoor van Ukkel op 21 mei 2003, boek 5/20 blad 38 vak 910. Ontvangen : vijfentwintig euro (25 €). De Eerstaanwezend Inspecteur (getekend) O. Meurice

Annexe 2

DEXIA

GROUP

Assemblée générale extraordinaire – Dexia s.a. – 14 mai 2003 : questions orales et réponses des dirigeants

A) Premier intervenant [qui ne mentionne pas son nom]

Question :

Vous présentez les rachats d'actions propres comme une chose bénéfique; toutefois, vous utilisez vos fonds propres pour ces rachats, et vous diminuez dès lors votre ratio Cooke. Estimez-vous qu'il est prudent de racheter ses propres actions ? Je n'en suis pas convaincu.

Réponse de Monsieur François Narmon

Nous avons déjà beaucoup parlé - lors de l'assemblée générale ordinaire - de l'achat de nos actions propres, mais vu qu'il y a encore des doutes dans l'esprit de certains actionnaires, je demande à l'administrateur délégué de préciser une nouvelle fois les modalités que nous respectons lorsque nous procédons à de tels achats.

Réponse de Monsieur Pierre Richard

L'intervenant soulève un point que je n'ai pas évoqué explicitement, et qui est très important. Quand nous rachetons des actions propres, et que nous les annulons par après, cela réduit les fonds propres de notre société. L'intervenant a raison de souligner qu'en agissant de telle manière, nous devons veiller à ne pas menacer la solidité du groupe, qui est caractérisé par son ratio de solvabilité, le fameux ratio Cooke.

Il est clair que ces rachats d'actions ne sont possibles que pour autant que nous respections les normes de ratios et de fonds propres que nous nous sommes fixés, et que nous imposent les agences de rating. Les agences de rating sont par ailleurs très exigeantes vis-à-vis de Dexia, puisque nous disposons de notations (ou ratings) très élevées. Ces excellentes notations impliquent un niveau de fonds propres élevé. Dès lors, nous ne procéderons au rachat d'actions propres que pour autant que nous restions au-dessus des normes que nous imposent ces agences de rating, et qui est, grosso modo, un ratio Tier One de 9,3%.

Intervention de l'intervenant :

Cela veut donc dire que vous êtes à la limite, et que si vous seriez confrontés à une grosse perte, vous pourriez ne plus respecter cette limite ?

Réponse de Monsieur Pierre Richard

D'accord, mais nous faisons la prévision que nous ne ferons pas de grosse perte; Dexia fera par contre des résultats positifs cette année, et nous aurons dès lors un excédent de fonds propres grâce aux résultats que nous aurons générés cette année.

Intervention de l'intervenant :

Je trouve cette politique un peu risquée en ces moments difficiles.

Réponse de Monsieur Pierre Richard

Retenez que nous respectons des ratios très élevés de solvabilité.

Conclusion de Monsieur François Narmon

Nous sommes donc apparemment plus optimistes que vous; nous verrons dans les mois à venir quelle sera l'évolution de nos fonds propres.

B) Second intervenant (qui ne mentionne pas son nom]

Question 1 :

La première résolution mentionne, dans le cadre de l'autorisation demandée à cette assemblée pour l'acquisition d'actions propres, un cours minimal d'un euro; le cours maximal toutefois n'est pas donné en chiffres. Quand vous parlez d'un cours de clôture "Euronext +10%", s'agit-il d' un cours variable ou est-ce le cours d'hier ou d'aujourd'hui ?

Réponse de Monsieur Olivier Van Herstraeten

Il s'agit du cours de clôture du jour qui précède l'achat; ce cours évolue donc en fonction du cours de l'action.

Intervention de l'intervenant :

Il ne s'agit donc pas d'une limite supérieure "fixe" comme cela existe pour les sociétés en France.

Réponse de Monsieur Olivier Van Herstraeten

En effet.

Question 2 :

Quel est le but de la huitième résolution concernant l'élection de domicile ? Cette résolution aura-t-elle des conséquences pour les actionnaires ?

Réponse de Monsieur François Narmon

Cette résolution n'aura aucune conséquence directe pour les actionnaires. La résolution a pour but de simplifier la vie de la société lorsqu'il y a un problème quelconque et lorsqu'il faut adresser un courrier particulier aux membres du comité de direction. Le fait d'élire domicile à l'adresse de la société simplifie en effet fortement les formalités, puisque toutes les pièces peuvent valablement être adressées au domicile de la société où les membres du comité de direction ont élu domicile, ou à leur adresse privée en Belgique.

Intervention de l'intervenant :

L'élection du domicile par défaut est donc au siège de la société ? Et si la personne ne vit pas en Belgique, est-ce bien la société qui transmet ou qui fait suivre les documents en question à la personne ?

Réponse de Monsieur François Narmon

Effectivement. Légalement toutefois, le fait d'adresser les pièces à l'adresse de la société exclut toute contestation.

Réponse de Monsieur Pierre Richard

J'indique quand même au passage que les membres du comité de direction sont toutes les semaines à Bruxelles, quelle que soit leur origine, du Luxembourg, de France, ou bien sûr de la Belgique.

C) Troisième intervenant [qui ne mentionne pas son nom]

Question :

Est-ce que vous proposerez à l'assemblée générale de 2004 d'annuler les actions rachetées en 2003 ? Ou gardez-vous la possibilité de les remettre sur le marché (dans le cadre du respect des ratios Cooke par exemple) ?

Réponse de Monsieur Pierre Richard

Nous avons prévu pour 2003 une formule plus souple parce qu'il faut s'adapter aux aléas de la vie et de l'économie. Il est prévu qu'à chaque conseil d'administration, nous consulterons le conseil pour lui proposer soit d'annuler soit de conserver les actions, et ce jusqu'à la prochaine assemblée générale. L'assemblée générale actera ensuite les décisions du conseil d'administration sous forme d'annulation de ces actions, s'il en aura été décidé ainsi par le conseil.

Intervention de l'intervenant :

Vous pouvez donc remettre ces actions rachetées sur le marché en cours d'exercice ?

Réponse de Monsieur Olivier Van Herstraeten

Le principe est que les actions que nous rachetons sont appelées à être annulées, sauf si la société précise le contraire. Dans ce cas, les actions rachetées feront l'objet d'une comptabilisation spécifique; en fin d'exercice, les actions qui seront comptabilisées sur le compte « à annuler » seront présentées à l'annulation lors de l'assemblée générale.

Intervention de l'intervenant :

Une telle stratégie ne pourrait-elle pas vous servir dans le cas d'une nouvelle déflagration, pour soutenir le cours ?

Réponse de Monsieur Olivier Van Herstraeten

Les actions qui auront été comptabilisées en actions « à annuler » ne peuvent plus être transférées par la suite dans la rubrique « actions qui pourraient servir à autre chose ».

Intervention de l'intervenant :

Je ne parle pas des actions qui ont été annulées, mais des actions qui ont été rachetées dans l'exercice en cours, et qui n'ont pas encore été annulées.

Réponse de Monsieur Olivier Van Herstraeten

Au moment du rachat de ces actions, nous devons spécifier l'affectation. En principe, toutes les actions qui sont rachetées sont comptabilisées sur un compte « à annuler » sauf si elles ont été rachetées dans un autre but, auquel cas le comité exécutif (à partir de maintenant, le comité de direction), sous contrôle du conseil d'administration, décidera de ne pas affecter une partie des actions au compte « à annuler » et de les affecter à d'autres fins comme par exemple l'attribution d'options ou d'autres objectifs.

Réponse de Monsieur Pierre Richard

Le système proposé contient une certaine souplesse. Il permet au cours de l'année, en fonction des choses, de décider, de manière beaucoup plus fine, ce qu'il y a lieu de faire avec ces actions qui auraient été rachetées.

Conclusion de Monsieur François Narmon

S'il n'y plus de questions, je vous propose de passer aux votes successifs de ces différentes résolutions.

ANNEXE 3

The last version of our Articles of Association (including the amendments voted during the extraordinary meeting of shareholders of May 14, 2003)

03 DEC -3 [illegible] 7:21

DEXIA
Société anonyme
public limited company

1 Square de Meeûs
1000 Brussels

Brussels Trade Register No. 604.748 - VAT Registration No. BE 458.548.296

	INSTRUMENT DATE	Publication in Belgian State Gazette
Incorporation	15.07.1996	960731-145 and 146
Modification	23.10.1996	961109-79 and 80
Modification	12.05.1999	18.05.1999 No. 3210
Modification	12.05.1999	990605-47 and 48
Modification	19.05.1999	990615-472 and 473
Modification	26.10.1999	991125-65 and 366
Modification	25.11.1999	991214-384 and 385
Modification	08.02.2000	20000308-134 and 135
Modification	31.05.2000	20000629-488 and 489
Modification	20.06.2000	20000704-180 and 181
Modification	01.08.2000	20000822-312 and 313
Modification	29.09.2000	20001021-318 and 319
Modification	30.11.2000	20001228-648 and 649
Modification	27.12.2000	20010123-154 and 155
Modification	30.03.2001	20010501-113 and 114
Modification	06.06.2001	20010626-379 and 380
Modification	29.06.2001	20010721-150 and 151
Modification	03.07.2001	20010817-212 and 213
Modification	28.09.2001	20011025-430 and 431
Modification	12.12.2001	20020117-210 and 207
Modification	28.12.2001	20020201-41 and 42
Modification	28.03.2002	20020419-487 and 488
Modification	07.05.2002	20020608-338 and 339
Modification	28.06.2002	20020727-208 and 209
Modification	30.09.2002	20021018-0128426 and 0128427
Modification	24.12.2002	20030121-9499 et 9500
Modification	31.12.2002	20030123-10949 et 10950
Modification	14.05.2003	20030605-62525 et 62526
Modification	30.09.2003	

CONSOLIDATED ARTICLES OF ASSOCIATION

Article 1 - NAME, LEGAL FORM, DURATION.

DEXIA is a public limited company (*société anonyme*), incorporated for an unlimited duration.

The company makes public offerings.

Article 2 - REGISTERED OFFICE

The registered office of the company is established at Brussels, 1 square de Meeûs. It may be transferred to any other location in the Brussels-Capital Region by decision of the board of directors.

Article 3 - Purpose

The purpose of the company is, both in Belgium and abroad:

1. the acquisition, holding, management and disposal in any manner whatsoever of all equity interests in all existing or future companies or any other corporate entity, whatever their legal form, carrying on the business of credit institution, insurance or reinsurance undertakings or engaging in financial, industrial, commercial or non-trading, administrative or technical activities, as well as of all forms of stocks, bonds, public funds and all other financial instruments of whatsoever kind;
2. the provision of administrative, commercial and financial assistance and management services, and the carrying out of all studies and research for the benefit of third parties, and in particular for the benefit of companies and other corporate entities whatever their legal form in which the company holds a direct or indirect equity interest, together with the making of loans, advances, guarantees and sureties in whatsoever form;
3. the carrying out of all personal property, real property, financial, industrial, commercial and non-trading operations and transactions, including the acquisition, management, letting and disposal of all personal and real property which are directly or indirectly related to or are capable of promoting the achievement of its purpose.

Article 4 - CAPITAL, SHARES

The subscribed and fully paid up capital of the company amounts to four billion seven hundred and forty four million six hundred and ninety six thousand and eleven euros and fourteen cents (EUR 4,744,696,011.14), divided into one billion one hundred and sixty five million forty one thousand three hundred and eighty seven (1,165,041,387) no par value shares, each share representing one / one billion one hundred and sixty five million forty one thousand three hundred and eighty seventh (1/1,165,041,387th) part of the share capital.

Shares may be registered, bearer or dematerialized at the shareholder's option; all costs of share conversion shall be borne by the shareholder.

The company recognizes only one owner of each share or subshare for the purposes of exercising the rights vested in shareholders. If any share is held in joint ownership or is incumbered by a life interest ("usufruit") or a pledge, the company may suspend the exercise of the rights attaching thereto until a single individual has been appointed holder thereof for the company's purposes.

Article 5 - DISCLOSURE

1. Any natural person or corporate entity acquiring securities issued by the company, whether or not capital shares, which confer voting rights, shall disclose to the company and the Banking and Finance Commission the number of such securities in their holding whenever the voting rights conferred by such securities become equal to or exceed three percent of the total outstanding voting rights at the time when the situation requiring disclosure arose.

   They shall make the like disclosure in the event of a further acquisition of such shares as referred to in paragraph 1 where the effect of such acquisition is to increase the voting rights conferred by the securities in their holding to a percentage share of five, ten, fifteen, twenty and so forth in instalments of five percentage points, of the total outstanding voting rights at the time when the situation requiring disclosure arose.

   They shall make the same disclosure where as a result of a disposal of securities the voting rights fall below one of the thresholds referred to in subparagraph 1 or 2 of this article.

   Any natural person or corporate entity acquiring or disposing of direct or indirect legal or de facto control of any company owning at least three percent of the voting rights in the company shall disclose this fact to the company and to the Banking and Finance Commission.

   The foregoing disclosures shall be made to the Banking and Finance Commission and to the company not later than the second working day following the day on which the acquisition or transfer giving rise to such disclosure took effect, without prejudice to the special statutory arrangements regarding the transmission of shares on death.

2. Except as otherwise provided by section 6.2 of the Disclosure of Substantial Shareholdings in Listed Companies and Regulation of Takeover Bids Act of 2 March 1989, no-one may cast more votes in a general meeting than the number of votes conferred by the number of shares which he has disclosed to be in his possession in accordance with paragraph 1 not less than twenty days before the date of that general meeting. Such exceptions must be read subject to the graduated percentage thresholds referred to in paragraph 1.

3. The disclosure requirements provided by the present article are governed by the provisions of the Companies Code, Chapter One of the Act of 2 March 1989 and its implementing regulations of 10 May 1989, subject to the provisions contained in the preceding paragraphs.

Article 6 - AUTHORIZED CAPITAL

The board of directors is authorized to increase the share capital of the company in one or more instalments, at such times and on such terms and conditions as it shall determine up to a maximum amount of three billion nine hundred million euros (EUR 3,900,000,000). Such authority shall be valid for a period of five years from the publication in the Schedules to the Moniteur Belge [Official Gazette] of the modification of the Articles resolved by the extraordinary general meeting of 6 June 2001. It shall be renewable.

The board of directors is authorized to issue in one or more instalments and on the conditions permitted by law, bonds convertible or redeemable into shares, warrants or other financial instruments giving right to acquire shares up to a maximum amount fixed such that the capital resulting from the conversion or redemption of bonds or the exercise of the warrants or other financial instruments is not increased above the remaining maximum limit to which the board of directors is authorized to increase the capital pursuant to paragraph 1 hereof.

In addition to the authorization granted in paragraph 1, the board of directors is expressly authorized for a period of three years in the event of a takeover bid for the company's shares, to increase the capital within the statutorily permitted limits. All capital increases resolved by the board of directors pursuant to this authorization shall be effected within the unused portion of the authorized capital increase provided for in paragraph 1.

Increases of capital effected pursuant to these authorizations may be made by way of cash subscriptions, non-cash contributions within the permitted statutory limits, by capitalization of available or appropriated reserves, or share premiums, with or without an issue of new shares.

The board of directors shall act in observance of shareholders' statutory pre-emption rights. The board of directors may, in the interest of the company and in the conditions prescribed by statute, restrict or cancel existing shareholders' statutory pre-emption rights in respect of increases of capital to be subscribed in cash and for issues of bonds convertible or redeemable into shares, warrants or other financial instruments giving right to shares resolved by it, including in favour of one or more identified individuals other than employees of the company or its subsidiaries.

Any share premium resulting from an increase of capital resolved by the board of directors shall be recorded in a reserve account not available for distribution, which shall afford the same third party guarantees as the capital, and may not, other than where capitalised by resolution of the general meeting or of the board of directors as provided above, be reduced or cancelled other than by resolution of the general meeting taken in the conditions prescribed by article 612 of the Companies Code.

Article 7 - ACQUISITION AND DISPOSAL OF OWN SHARES

The company may acquire and dispose of its own shares in the conditions prescribed by statute.

The board of directors is authorized to acquire the company's own shares where such acquisition is necessary to avoid serious and imminent harm to the company.

The board of directors is authorized to dispose of the company's own shares where necessary to avoid serious and imminent harm to the company.

The foregoing authorizations shall be valid for a period of three years from the date on which the authorization under the Articles was published in the Schedules to the Official Gazette, and shall be renewable.

The Board of Directors may dispose of the company's shares on the stock market or in any other manner without the requirement of prior authority granted by the general meeting.

The foregoing authorizations shall apply to acquisitions and disposals of the company's shares effected by the subsidiaries referred to in article 627.1 of the Companies Code.

Article 8 - CALLS

Calls on shares shall be decided by the board of directors. The board shall give shareholders at least one month's advance notice of any call by registered letter. It shall fix the amount and time for payment.

All calls for payment shall be levied on all the shares in a shareholder's holding.

Any shareholder who fails to pay the amount called on his shares by the appointed date shall pay interest to the company calculated at the legal rate of interest effective on the date the call became payable.

If such failure to pay the call is not remedied within one month of a second notice given by registered letter, the board of directors may also declare the rights of such shareholder to be forfeit, and cause his shares to be sold on the Brussels stock exchange without prejudice to the right to claim from him any remainder owing together with damages and other compensation.

The exercise of the voting rights attaching to any share upon which any call properly made and past due remains unpaid shall be suspended until such time as it shall have been paid.

Shareholders may not prepay the full or any part of the amount outstanding on their shares other than with the authorization of the board of directors, which shall fix the terms and conditions thereof.

No shares which are not fully paid up may be transferred other than with the prior authorization of the board of directors and to a transferee approved by it.

Article 9 - COMPOSITION OF THE BOARD OF DIRECTORS

The company shall be managed by a board of not less than sixteen or more than twenty directors appointed and removable by the general meeting.

The board shall comprise an equal number of directors who are Belgian citizens and French citizens, each nationality accounting for at least one-third of the entire membership of the board.

The term of office of the directors shall be not more than four years. Directors shall be eligible for re-election.

The general meeting shall fix the remuneration of the directors.

Any casual vacancy occurring among the directors may be filled up by a director provisionally appointed by the board subject to compliance with the provisions of paragraph two if applicable. The next following general meeting shall make a final appointment; the director so appointed shall serve for a term of office of not more than four years.

The board of directors shall elect a chairman and a vice-chairman from among its number.

Candidacies for the post of director must be received at the registered office eight clear days before the date of the general meeting.

Article 10 - POWERS OF THE BOARD OF DIRECTORS

The board of directors may perform all acts necessary or conducive to achieving the purpose of the company, with the exception of those attributed to the general meeting by statute.

The board of directors shall vest the powers of day-to-day management of the company's business in a director who shall hold the office of managing director and shall chair the management board

referred to in article 12 of these Articles. The managing director shall likewise ensure that the decisions of the board are executed.

The board of directors and, within the scope of day-to-day management, the managing director, may likewise grant special authority to one or more persons of their choosing.

Article 11 - MEETINGS OF THE BOARD OF DIRECTORS

The board of directors shall meet when convened by its chairman, or in his absence, the vice-chairman or, in his absence, by two directors, whenever the interests of the company require. A board meeting shall be called on the requisition of one-third of the directors.

Meetings shall be held alternately in Brussels and Paris.

Board meetings shall be chaired by the chairman of the board, or if he is absent, by the vice-chairman, and failing him, by a director appointed by his fellow directors.

The managing director may not hold the post of chairman of the board. Furthermore, the chairman of the board, or the person acting in his stead in his absence, must be of a different nationality to the managing director.

The quorum with which the board may validly deliberate is at least half the directors present in person or by proxy.

Decisions shall be taken by majority vote of all directors present in person or by proxy; in case of an equality of votes, the chairman or the director acting in his stead shall have a casting vote.

Notwithstanding the provisions of the previous two paragraphs, the quorum to transact the following business shall be at least two-thirds of the directors present in person or by proxy, and the decisions must be taken by a majority of two-thirds of the votes of all directors present in person or by proxy:

(i) decisions on the use of the authorized capital or to put to the general meeting of shareholders a proposal for the issue of shares, bonds convertible or redeemable into shares, warrants or other financial instruments giving right to shares, where the amount of capital increases resulting from the issue of such shares, conversion or redemption of such bonds or the exercise of such warrants or other financial instruments exceeds ten percent of the amount of the capital prior to such decisions;
(ii) decisions relating to acquisitions or disposals of assets equivalent to more than ten percent of the company's equity capital;
(iii) decisions to submit proposals for modifications of the company's Articles of Association to the general meeting of shareholders;
(iv) decisions relating to the appointment and removal of the chairman of the board of directors and managing director.

Any director unable to attend may give a proxy to a fellow director by letter or any other form of communication by which the authority may be evidenced in documentary form, to represent him and vote in his place and stead. Provided that no director may hold proxies for more than one other director.

In exceptional circumstances properly justified on grounds of urgency and the interest of the company, decisions of the board of directors may be taken by unanimous consent of all directors given in writing. Provided that this procedure may not be used for the drawing up of the annual accounts or the use of the authorized capital.

The minutes of board meetings shall be approved by the board and signed by the chairman or vice-chairman.

Copies and extracts of the minutes of board meetings shall be signed by the chairman or vice-chairman of the board of directors, or by the managing director.

The board of directors may invite observers to take part in its meetings from time to time or on each occasion. Such observers shall not have a right to vote and shall be bound by the same obligations - in particular those of confidentiality - as the directors.

Article 12 – MANAGEMENT BOARD

The management board shall be comprised of not more than eight members, including the managing director who shall chair it. The management board may appoint a vice-chairman from among its number.

The management board shall have charge of the actual management of the company and group, and overseas the different business lines, operating within the strategic objectives and general policy laid down and under powers conferred on it by the board of directors. To that end, each member of the management board shall be invested with operational responsibilities within the company or group entities, for a line of business, activity or function.

The members of the management board shall be appointed and removed from office by the board of directors on a proposal from the managing director.

The management board may grant special authority to one or more persons of its choosing, within the scope of the powers vested in it.

Article 13 - REPRESENTATION OF THE COMPANY

The company shall be represented both at law and in dealings with third parties either by two directors acting jointly, one of whom must be the chairman or vice-chairman of the board of directors, or by the managing director.

The managing director may sub-delegate some of his powers of representation on such terms and conditions as he shall fix.

The company shall likewise be validly represented by one or more special proxy holders within the limits of their mandate.

Article 14 - AUDIT

The financial situation and annual accounts of the company shall be audited by one or more statutory auditors who shall be appointed by the general meeting on a proposal from the board of directors for a term of office of not more than three years.

Article 15 - ANNUAL GENERAL MEETING

The annual general meeting of shareholders shall be held at half past two in the afternoon on the second Wednesday in May at the registered office or such other place as may be appointed in the notice convening the meeting. If such day is a general public or bank holiday, the meeting shall be held on the next bank day following.

Article 16 - FORMALITIES FOR ADMISSION

To gain admission to a general meeting, holders of bearer shares must first lodge their shares at the registered office or other place appointed in the notice convening the meeting, not less than five days before the date appointed for the meeting; holders of dematerialised shares must likewise lodge a certificate drawn up by the registered account-holder or settlement body certifying that their shares are not available up to and including the date of the meeting. They shall be admitted to the general meeting on production of the certificate evidencing that their shares or the certificate were lodged in time.

Registered shareholders must give written notice within the same period of their intention to attend the general meeting.

Any shareholder may be represented at a general meeting by a special proxy who may but need not be a shareholder.

The holders of share certificates representing shares in the company issued with the company's assistance, bondholders and warrant holders may attend but not vote at general meetings. They may likewise inspect the documents listed in article 533 of the Companies Code. Copies of the statutory documents to be communicated to shareholders shall be sent promptly to the holders of share certificates representing shares in the company issued with the company's assistance, bondholders and warrant holders who have, not later than seven days before the general meeting, completed the formalities for admission to that general meeting. Those who have completed the formalities after that time will be given a copy of these documents at the general meeting. Holders of share certificates representing shares in the company issued with the company's assistance, bondholders and warrant holders are entitled to a free copy of these documents on production of their securities fifteen days before the general meeting.
Holders of share certificates representing shares in the company issued with the company's assistance, bondholders and warrant holders must comply with the provisions of paragraphs one and two of this Article in order to gain admission to general meetings.

The board of directors may determine the form of instruments of proxy and require them to be lodged at the place and within the times fixed by it.

Joint owners, beneficial ("usufruitiers") and legal owners ("nu-propriétaires"), pledgors and pledgees, respectively, shall appoint a single individual to represent them.

Article 17 - GENERAL MEETINGS

The chairman of the board of directors shall chair the general meeting. He shall appoint the other officers of the meeting.

If the chairman is absent, the vice-chairman and, failing him, a director appointed by his fellow directors, shall act in his place and stead.

The general meeting shall determine its voting and appointment procedures. Where more than one candidate is presented for office, the appointment shall be made by secret ballot; removals from office shall likewise be decided by secret ballot.

The board of directors may decide whether or not to hold a postal vote for any general meeting. Where it decides to authorize postal voting for a meeting, shareholders shall be free to vote at that meeting, if they so wish, by means of a form which states (i) the shareholder's name and address or registered office, (ii) the number of shares with which he is voting, and (iii) for each item of business to be transacted at the meeting, whether he intends to vote for, against or abstain. Only forms received by the company at the address appointed in the notice convening the meeting no later than the fifth day before the date appointed for the meeting shall be included when determining the quorum.

The board of directors may also if appropriate arrange for postal voting to take place electronically via one or more Internet sites. It shall determine the practical procedures for such electronic voting, ensuring that the system used allows the inclusion of the particulars referred to in paragraph one, and control of compliance with the prescribed response time.

Shareholders voting by post, including electronically if arranged, must if relevant complete the formalities prescribed in article 16 of the Articles.

General meetings may be transmitted or broadcast live by telephone, videoconference, satellite link, Internet link or any other means of transmission and/or telecommunication.

The minutes of general meetings shall be signed by the officers of the meeting and any shareholders wishing to do so.

Copies and extracts of the minutes of general meetings shall be signed by the chairman or vice-chairman of the board of directors, or by the managing director.

Article 18 - FINANCIAL YEAR, INVENTORY, ANNUAL ACCOUNTS

The financial year shall commence on the first of January and end on the thirty first of December each year.

On the thirty first of December each year, the board of directors shall draw up an inventory of the assets, rights, receivables, liabilities and obligations of all kinds relative to the company's business, and the capital resources applied thereto.

It shall reconcile the accounts with the inventory particulars, and draw up the annual accounts.

Article 19 -PROFIT APPROPRIATION

At least one twentieth of the net profits shall be allocated to the statutory reserve each year, up to the statutory minimum amount.

After such transfer, profit permitting, the reserves deemed necessary shall be raised. Then, a dividend shall be paid out to the shareholders.

Dividends shall be paid at such times and in such manner as the board of directors shall determine.

The board of directors may pay out an interim dividend on the conditions prescribed by the Companies Code.

Article 20 - DISSOLUTION, DISTRIBUTION

If the company shall be dissolved, the general meeting shall appoint one or more liquidators, fix their powers and remuneration and determine the procedure for winding-up.

The board of directors shall automatically be responsible for the winding-up until such time as liquidators are appointed.

After all the company's liabilities and expenses have been settled and paid, the proceeds of liquidation shall be distributed equally among all the shares in proportion to the amount paid up thereon.

Article 21 - ADDRESS FOR SERVICE

All shareholders, directors, members of the management board, auditors and liquidators shall appoint an official address in Belgium for their dealings with the company, otherwise they will be deemed to have appointed the registered office of the company as their official address at which place all writs, summonses, process and service may validly be served upon them and all notices and letters sent to them.

TRANSITIONAL PROVISION

The provision concerning the maximum terms of office of the directors contained in article 9 of the Articles shall take effect on the date of the general meeting of the seventh of May two thousand and two, and so shall apply to the appointments and re-elections to office resolved at the said meeting of the seventh of May two thousand and two, and to all appointments and re-elections to office resolved at all subsequent general meetings.

Certified consolidation of the Articles

Carole Guillemyn, Notary, Brussels

ANNEXE 4

An updated list of the elected directors and the statutory auditors.

DEXIA Group

03 DEC -3 AM 7:21

LIST OF DIRECTORS AND AUDITORS

Name :	Job title :
François Narmon	Chairman
Pierre Richard	Managing Director
Eric André	Director
Gilles Benoist	Director
Philippe Bourguignon	Director
Rik Branson	Director
Thierry Breton	Director
Guy Burton	Director
Karel De Gucht	Director
Didier Donfut	Director
Paul Louis Halley	Director
Denis Kessler	Director
Roberto Mazzotta	Director
Jan Renders	Director
Gaston Schwertzer	Director
Anne-Claire Taittinger	Director
Marc Tinant	Director
Sir Brian Unwin	Director
PricewaterHouse Coopers Avenue de Corthenberg, 75 1000 Bruxelles	Auditors
Mazard & Guérard Avenue Hermann Debroux, 40-42 1160 Bruxelles	Auditors

<u>ANNEXE 5</u>

The semi-annual report 2003 of Dexia S.A.

DEXIA

CTIVITY REPORT Q2 2003

CONDENSED

JUNE 2003

ACTIVITY REPORT Q 2003

CONDENSED

CONTENTS

ACTIVITY AND RESULTS AS OF JUNE 30, 2003

- Net income: EUR 446 million (up 15.8% vs Q2 2002)
- Operating income: EUR 622 million (up 14.9% vs Q2 2002)

- Return on equity: 17.5%
- Earnings per share: EUR 0.66 for the first half of 2003
  (EUR 1.13 for full year 2002)

- Tier 1 ratio: 9.7%

- Very strong activity in Public/Project Finance and Credit Enhancement in the second quarter; improved performance in Retail Financial Services and Investment Management Services.

in millions of EUR	Q2 2003	Evolution Q2 03/Q2 02	H1 2003	Evolution H1 03/H1 02
Revenues	1,361	-4.8%	2,608	-5.5%
At constant scope and excluding exceptional items[1]		+6.5%		+2.7%
Costs	(733)	-7.8%	(1,493)	-5.8%
At constant scope and excluding exceptional items		-2.7%		-3.4%
Gross operating income	628	-1.1%	1,115	-5.1%
At constant scope and excluding exceptional items		+19.4%		+11.9%
Operating income	622	+14.9%	1,044	-0.4%
At constant scope and excluding exceptional items		+30.9%		+15.9%
Net income	446	+15.8%	761	-2.7%
At constant scope and excluding exceptional items		+44.0%		+15.4%

1 For a detailed list of exceptional items see page 19.

Consolidated results

in millions of EUR	Q2 2002	Q2 2003	Evolution	Underlying[1]	H1 2002	H1 2003	Evolution	Underlying[1]
Revenues	1,430	1,361	-4.8%	+6.5%	2,759	2,608	-5.5%	+2.7%
Costs	(795)	(733)	-7.8%	-2.7%	(1,584)	(1,493)	-5.8%	-3.4%
Gross operating income	635	628	-1.1%	+19.4%	1,175	1,115	-5.1%	+11.9%
Cost of risk	(94)	(6)	-93.2%	-66.7%	(126)	(71)	-43.5%	-29.9%
Operating income	541	622	+14.9%	+30.9%	1,049	1,044	-0.4%	+15.9%
Corporate income tax	(126)	(93)	-26.3%	+7.9%	(244)	(237)	-2.8%	+14.1%
Net income	385	446	+15.8%	+44.0%	782	761	-2.7%	+15.4%
Cost/income ratio	55.6%	53.8%	-	-	57.4%	57.2%	-	-
ROE[2]	19.1%	20.5%	-	-	19.6%	17.5%	-	-

1 Without exceptional items, pro forma.
2 Annualized. If the goodwill relating to the share exchange offer on Dexia BIL (in 1999), the acquisitions of FSA and Labouchere (in 2000), of Artesia BC, Kempen & Co, and Groupe Financière Opale (in 2001) had been capitalized and amortized over a period of 20 years, the ROE annualized would have been 5.8% for the first half of 2003 and 9.9% for the first half 2002.

1. CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003

The Board of Directors of Dexia met on September 11, 2003. It approved the Group's financial statements as of June 30, 2003. These are summarized below.

Revenues for the second quarter of 2003, at EUR 1,361 million, were down 4.8% compared to the same quarter of last year. Excluding exceptional and nonrecurring items, the evolution was up 6.5% (+8.7% at a constant exchange rate). Of note, in the second quarter of 2002, capital gains were recorded on the OLO portfolio (EUR 49 million), on the sale of a stake in Clearstream (EUR 75 million), and on some other non-strategic assets (EUR 12 million). In the second quarter of 2003, exceptional and nonrecurring revenues amounted to only EUR 3 million. The satisfactory progression of the quarterly underlying revenues stems from the good performance of the Group's first business line, which was up 9.1% quarter-on-quarter (in spite of an unfavorable evolution of the USD/EUR parity), as well as the continued increase of revenues (+3.8%) in Retail Financial Services.

First half revenues recorded a 5.5% reduction as compared with the first half of 2002, but a 2.7% increase when the impact of changes in the scope of consolidation and the exceptional items are excluded. At a constant exchange rate, the half-yearly revenues have increased by 5.1%

Operating expenses amounted to EUR 733 million in the second quarter of 2003, a 7.8% drop compared to the same quarter of 2002. Nevertheless, the quarter-on-quarter decrease amounts to 2.7% (-1.7% at a constant exchange rate), excluding exceptional expenses related mainly to restructuring charges. This evolution demonstrates that the various actions taken in order to contain the costs have been successful, thanks in particular to the synergies derived from Artesia's integration.

Over the whole of the first half, costs have also recorded a fall of 5.8% as compared to last year's first half (-3.4% excluding the impact of the changes in the scope of consolidation and the exceptional items). At a constant exchange rate, the decrease in half yearly underlying operating expenses was 2.3%.

Gross operating income reached EUR 628 million, or a 1.1% decrease. Excluding exceptional and nonrecurring items, it recorded a 19.4% increase (+23.2% at a constant exchange rate). The sequence of underlying gross operating income in the last 5 quarters, indicated below, demonstrates the capacity of Dexia to bring expenses down and also shows that revenues have evolved favorably in a difficult environment over this period. This stems, in particular, from the robustness of the revenues in the principal business of the Group, being less sensitive than others to fluctuations in the economic climate.

Cost/income ratio also improved over the period, both in total (57.2% in the first half of 2003 against 57.4% in the first half of 2002), and on the basis of underlying costs and revenues (56.6% in the first half of 2003 as compared to 60.2% in the same period of 2002).

Underlying gross operating income[1]

in millions of EUR	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003
Revenues	1,289	1,090	1,323	1,236	1,373
Costs	(752)	(727)	(772)	(745)	(732)
Gross operating income	537	363	551	491	641

1 Excluding exceptional and nonrecurring items; pro forma.

Cost of risk in the second quarter of 2003 amounted to EUR -6 million, a strong decline as compared to the second quarter of 2002 level of EUR -94 million. It amounted to EUR -71 million cumulatively over the first six months, a -43.5% drop over the first half of 2002. One should bear in mind that the second quarter of 2002 cost of risk included two specific items: i) an addition to FSA's general provision of EUR 34 million, and ii) a EUR 32 million provision at Dexia Bank Nederland on the share leasing activity. Conversely, the second quarter of 2003 includes a EUR +18 million provision write-back.

Thus, banking activities charge of risk (excluding Dexia Nederland Holding) for the first half amounted to 4.7 basis points on an annual basis, back to the very low levels historically experienced by the Group, i.e. below 10 basis points. Regarding FSA's credit enhancement activities, the corresponding ratio (allowances to the general reserve divided by net outstanding par insured) amounted to an annualized 0.9 basis point for the same period.

Operating income for the quarter reached EUR 622 million, representing a 14.9% increase. Excluding exceptional and nonrecurring items, it grew by 30.9%.

Over the first half, operating income amounted to EUR 1,044 million, a -0.4% evolution compared to the first half of 2002, and a 15.9% increase excluding changes in the scope of consolidation and exceptional items. At a constant exchange rate, the progression is up 20.3%.

Corporate income tax for the first half amounted to EUR -237 million, as compared to EUR -244 million for the six months of 2002, recording a slight 2.8% decrease. This apparent stability in fact hides an increase of the tax charge on the current business (EUR 35 million or +14.1%) which stems from the increase of the underlying result and, in the other direction, a net tax credit of EUR 50 million relating to exceptional items recorded in the first half of 2003 (compared with EUR 13 million recorded in the same period of 2002).

Net income amounted to EUR 446 million for the second quarter of 2003, an increase of 15.8% compared to the second quarter of 2002. At constant scope and excluding exceptional items, the increase was 44.0%. Over the first half, net income recorded a 2.7% reduction, at EUR 761 million, but a 15.4% increase when the impact of changes in the scope of consolidation and the exceptional items are excluded.

The **ROE** (Return on equity), reached 17.5%. It amounted to 19.6% in the first half of 2002.

Earnings per share reached EUR 0.66 for the first six months of the year. They were EUR 1.13 for the full year 2002.

Group Tier 1 ratio stood at 9.7% on June 30, 2003. It was at 9.3% at the end of 2002.

2. OPERATIONS AND RESULTS[1] OF THE BUSINESSES

The commercial businesses of Dexia have experienced strong operational performances in the second quarter. The first business of the Group, Public/Project Finance and Credit Enhancement, whose gross operating income increased by 10.6% (+18.5% at constant exchange rate), has contributed to half of the Group's gross operating income. Retail Financial Services continued its upward trend and experienced a noticeable increase in gross operating income (+28.9%). At the same time, the results of Investment Management Services picked up in the second quarter when compared to the first quarter of the year. They remained slightly below the level of last year's second quarter (-4.1%, and -1.1% at constant exchange rate) when the market's level was not as low. Capital Markets and Treasury Activities gross operating income was down 31.7% for reasons explained below.

1 This analysis is based on underlying results, i.e. without exceptional and nonrecurring items and at a constant scope of consolidation.

Underlying gross operating income[1]

in millions of EUR	Q2 2003	*Evolution Q2 2003 / Q2 2002*	*Evolution Q2 2003 / Q2 2002 at constant exchange rate*
Total Group	641	+19.4%	+23.2%
Of which			
Public/Project Finance & Credit Enhancement	326	+10.6%	+18.5%
Retail Financial Services	117	+28.9%	+28.9%
Investment Management Services	88	-4.1%	-1.1%
Capital Markets and Treasury Activities	86	-31.7%	-25.9%

1 Pro forma; excluding exceptional items.

1. PUBLIC/PROJECT FINANCE AND CREDIT ENHANCEMENT

Activity

Long-term financing activity has experienced a very strong first half. **Production**[2] amounted to EUR 14.6 billion, an increase of 18.5% over the same period in 2002 (+29.8% at a constant exchange rate). This progression took place in almost all the markets where Dexia operates and occurred mainly in the local public sector (+20.7% at EUR 12.6 billion), with project and structured finance activities increasing at a slower pace (+6.2% at EUR 2.0 billion). The most striking events were: i) Public Finance in the USA (excluding FSA) has been very dynamic (+34.3% at current exchange rate and +65.1% excluding the dollar effect, to reach USD 6.2 billion); ii) a strong increase in new business in France (+36.8% at EUR 3.2 billion); iii) a 33.4% increase in activity in Belgium (EUR 2.2 billion), experienced mainly in the local public sector; iv) a very strong rise in new production in the United Kingdom (EUR 845 million, more than 10 times the amount generated in the same period of 2002), explained by the resumption of the business with local authorities and two specific transactions in the transportation sector with Metronet (renovation and maintenance of the London underground) and Network Rail; v) sustained activity in Spain (+13.7% at EUR 720 million) despite the adverse electoral context (regional and communal elections of May 2003) which prevailed during the second quarter of 2003; vi) a slowing down of the activity in Italy (-44.9% at EUR 1,300 million) after a second quarter 2002 that had been boosted by a small number of very large transactions guaranteed by the Italian State (for a total amount of EUR 1.3 billion).

Long-term outstandings have experienced a strong increase reflecting the high level of activity in last few quarters. At EUR 167.5 billion (Germany included), they are up 8.3% over the last 12 months.

The first half of the year has also been very strong for other products. **Short-term loans** rose by 12.0% over the last twelve months to EUR 21.2 billion. **Deposits and assets under management** of the business line's customers amounted to EUR 19.5 billion as of June 30, 2003, a 15.7% increase over 12 months. Total amount of mutual funds managed by Dexia and distributed to the business line's customers increased by 25.8% to reach EUR 4.5 billion as of the end of June 2003. **Insurance** services have also experienced strong growth, in particular those catering to local authorities, employees, and conducted mainly by Dexia Sofaxis, and to the corporate and institutional customers of DVV Insurance. Premiums collected by Dexia Sofaxis during the first half of 2003 amounted to EUR 248 million, exceeding by 11.6% those recorded over the same period of 2002. Insurance premiums issued by DVV Insurance reached EUR 64 million, up 35.2% over the first half of last year. Finally, the **debt management** activity has been buoyant, with EUR 8.6 billion of facilities restructured during the first half of 2003, primarily in France and Belgium but also in the other entities of the Group (United States, Spain and Italy).

At **FSA** (Financial Security Assurance), the activity of the first half has been particularly strong[3]. This mainly reflects the exceptionally high level of originations in the **municipal sector** during the second quarter. FSA has adapted and strengthened its underwriting criteria in **asset-backed securities** in a more uncertain economic background. This has caused, both for the second quarter and first half of 2003, lower amounts of par originated and gross present value premiums compared to the same periods last year. As of June 2003, the **net par outstanding** insured was USD 278 billion (+12.3% over 12 months).

Results of the business line

(excluding exceptional items, pro forma)

Underlying **revenues** for the second quarter of 2003 grew by 9.1% as compared to the same period of 2002, in line with the strong performance of the activity. At a constant exchange rate, this increase would have been 15.8%.

2 Fully-consolidated companies; Germany excluded.

3 See the Press Release dated August 6, 2003 available on the Company web site www.fsa.com

Underlying results (excluding exceptional items)

in millions of EUR	Q2 2002	Q2 2003	*Evolution*	at constant exchange rate	H1 2002	H1 2003	*Evolution*	at constant exchange rate
Revenues	439	479	+9.1%	+15.8%	873	934	+7.0%	+14.2%
Costs	(144)	(153)	+6.0%	+10.5%	(307)	(307)	+0.0%	+4.4%
Gross operating income	294	326	+10.6%	+18.5%	566	627	+10.8%	+19.5%
Net income	176	224	+27.3%	+36.4%	365	418	+14.5%	+24.4%
Cost/income ratio	32.9%	32.0%	-	-	35.1%	32.8%	-	-
ROEE[1]	21.5%	26.7%	-	-	22.1%	25.0%	-	-

1 Return on economic equity, annualized.

The underlying **gross operating income** for the second quarter of 2003 (EUR 326 million) increased by 10.6% thanks to an evolution of the costs which was lower than that of the revenues.

The underlying **cost/income ratio** continued to improve at 32.0% for the second quarter of 2003 against 32.9% in the same period of 2002. This improvement is also noticeable this year, the ratio coming down from 35.1% in the first half of 2002 to 32.8% in the first six months of 2003.

Net income recorded a strong increase (+27.3% and +36.4% at a constant exchange rate) over the quarter. This stems from the notable decrease in the cost of risk, which is back to the region of its historically low level (EUR 43 million in the second quarter of 2002 down to EUR 6 million in the second quarter of 2003). It must be borne in mind that the second quarter of last year recorded an upward adjustment (EUR +34 million) of the provision on the FSA's portfolio collateralized debt obligations.

The business line's **return on economic equity** thus improved, both on a quarterly basis (26.7% against 21.5% in the second quarter of 2002), and on the half yearly basis (25.0% against 22.1% in the first six months of 2002).

2. RETAIL FINANCIAL SERVICES

This business line has noticeably improved its performance in a still difficult economic and financial environment characterized by:

- A low level of the interest rates,
- A still uncertain stock market environment, weighing on the appetite of customers for equity-related products (mutual funds, unit-linked life insurance),
- Strong competition on the Belgian market.

Activity

As of June 30, 2003, total **customer assets** stood at EUR 81.1 billion, an increase of 3.0% compared to the end of 2002; the second quarter recorded the greatest part of the increase (+2.6%).

The balance sheet products reached EUR 56.7 billion as of the end of June 2003, up 2.3%, compared to the end of last year, and +0.8% over the quarter. This stemmed from a significant (+8.8%) increase in savings deposits over the last six months (+3.5% during the second quarter of 2003 alone), softened by the continuous decrease in the saving bonds (-7.1% over the last six months, and -3.9% during the second quarter). Despite this increase in the outstanding of savings deposits, Dexia Bank has let its market share slip slightly in order to maintain its profit margin at the required level.

The off-balance sheet products excluding insurance (mainly mutual funds) are increasing over the first half (+1.5%) thanks to a rebound during the second quarter (+5.9%). This is mainly attributable to a positive market effect.

Insurance activities have experienced an excellent first half: life technical reserves were up 13.4% to EUR 6.6 billion, thanks to a strong production of guaranteed yield life insurance products (Branch 21). The growth in unit-linked products technical reserves stemmed largely from a positive market effect while the net origination activity on these products has been positive over the quarter. On the whole, the origination of life insurance contracts in the first half increased by 48.1% compared to the same period last year.

The trend towards shifting off-balance sheet products to on-balance sheet products still remains, but to a lesser extent during the second quarter than in the first.

Lending activity experienced a rebound in the second quarter, after a period of quasi-stability during the first (+2.0% over the first half; +1.9% over the second quarter). Loans outstanding reached EUR 22.8 billion as of June 30, 2003. This performance stemmed from a dynamic mortgage market, supported by the low interest rate environment prevailing during the period; outstandings went up 2.3% over the first half (+1.4% during the quarter). Loans to SMEs and the self-employed also grew during the second quarter (+4.1%), after having recorded a slight decrease in the first quarter. Consumer loans dropped 3.5% over the first half (-1.9% during the second quarter).

Underlying results (excluding exceptional or nonrecurring items)

in millions of EUR	Q2 2002	Q2 2003	*Evolution*	H1 2002	H1 2003	*Evolution*
Revenues	435	452	+3.8%	836	872	+4.3%
Costs	(344)	(335)	-2.8%	(688)	(674)	-2.0%
Gross operating income	91	117	+28.9%	148	198	+33.6%
Net income	65	88	+35.4%	107	137	+27.9%
Cost/income ratio	79.1%	74.1%	-	82.3%	77.3%	-
ROEE[1]	14.1%	19.7%	-	11.8%	15.3%	-

1 Return on economic equity, annualized.

Results of the business line

(excluding exceptional items, pro forma)

Revenues amounted to EUR 452 million for the second quarter, up 3.8% over the same period last year caused mainly by a progression of the net interest and related income (+8.4%), which has more than outweighed the drop in net commissions and other income (-6.2%). Net interest and related income has been supported by a positive volume effect on both the investment products (especially savings deposits) and lending activities. Margins have remained stable overall on slightly higher customer loans and customer assets; on the savings deposits, interest rates were cut by 25 basis points at the beginning of the second quarter.

Revenues grew by 4.3% over the first half.

Costs have recorded a 2.8% decline in the second quarter of 2003 as compared to the same period last year and a 2.0% decrease in the first half, due to the effect of the cost cutting program and partially to the synergies derived from Artesia's integration.

The **cost/income ratio** thus improved 5 percentage points between 2002 and 2003 to reach 74.1% in the second quarter. The same evolution occurred on a half yearly basis, the ratio coming down from 82.3% in the first half of 2002 to 77.3% in the first half of 2003.

Gross operating income recorded a strong 28.9% increase at EUR 117 million for the second quarter (a +33.6% evolution between the first halves of 2002 and 2003).

Since the cost of risk was of the same order of magnitude, **net income** also experienced a strong increase in the second quarter (+35.4%) to EUR 88 million, and in the first half at EUR 137 million (a +27.9% increase over the first half of 2002).

Profitability thus recovered strongly. The ***return on economic equity*** reached 15.3% for the first half (19.7% in the second quarter).

3. INVESTMENT MANAGEMENT SERVICES

After a difficult first quarter, characterized by a particularly bad market environment, this business line experienced a pick up in the second quarter, in the context of a slight stock market recovery. This increase stems from both the good operational performance, notably in Asset Management and Fund Administration, and also from cost reductions. The activities of Dexia Nederland Holding (covering Dexia Bank Nederland and Kempen & Co) are analyzed separately.

Activity

Private Banking customer assets increased slightly (+1.0%) over the second quarter to reach EUR 29.4 billion as of the end of June 2003. This increase is due primarily to the effects of a positive valuation (EUR +0.9 billion), partially offset by a slight outflow over the quarter (EUR -0.6 billion). It is noteworthy that the strategy of reallocation of assets from traditional to more structured products has continued during the quarter.

Asset Management volumes amounted to EUR 72.8 billion, a 6.7% increase (or EUR 4.6 billion) compared to the end of the first quarter, coming back to their level at the end of June 2002. This evolution is explained by a positive market effect (EUR +3.3 billion), but also by net inflows of EUR +1.3 billion after the conclusion of approximately fifteen new institutional mandates, and the success of the life insurance products distributed by Dexia Insurance and DVV Insurance.

In **Fund Administration**, the activity has been very satisfactory. Custody activities assets grew strongly (+12.1% or EUR +13.2 billion) during the quarter, to reach EUR 121.3 billion at the end of June. This is partially explained by a positive market effect (EUR +4.5 billion) but mainly by the very good operational performances, principally in Luxembourg (with the conclusion of two important mandates: Julius Baer and HSBC), in France, and in Ireland. The central administration activity also experienced a very good quarter with an increase of 7.0% over the first quarter of 2003 in the number of Net Asset Valuation (NAV) calculated. This is the main profit driver for this activity. This evolution is explained by the development of this activity in Luxembourg and Hong Kong. Finally, in the transfer agent activity, the total number of transactions grew slightly (+2.2%) during the quarter.

Regarding **activities in the Netherlands** (Dexia Bank Nederland and Kempen & Co), excluding share leasing (see below), Private Banking customer assets stood at EUR 1.9 billion as of June 30, 2003, a moderate increase compared to the end of March (positive market effect). Assets under management were up 8.1% compared to the end of March, to EUR 4.5 billion, also benefiting from a positive market. Finally, Dexia conducts a custody activity in the Netherlands for institutional customers. Outstandings grew by 9.2% during the second quarter of 2003 to EUR 33.1 billion as of June 30, 2003.

The amount of outstanding **share leasing** contracts was EUR 3.7 billion at the end of June 2003. Total lack of collateral amounted to EUR 1.7 billion as of July 4, 2003 (closing date of the Dexia commercial offer) calculated on an AEX index of 293. The total lack of collateral was EUR 1.5 billion (calculated on an AEX index of 329) at the end of August 2003. Following the closing of the offer, (please refer to the press release

Underlying results (excluding exceptional items, pro forma)[1]

in millions of EUR	Q2 2002	Q2 2003	Evolution	Evolution at constant exchange rate	H1 2002	H1 2003	Evolution	Evolution at constant exchange rate
Revenues	252	235	-6.8%	-5.7%	525	459	-12.6%	-11.4%
Costs	(161)	(147)	-8.4%	-8.2%	(338)	(310)	-8.5%	-8.4%
Gross operating income	91	88	-4.1%	-1.1%	187	149	-20.1%	-16.9%
Net income	63	57	-8.9%	-6.0%	130	100	-22.8%	-19.6%
Cost/income ratio	63.7%	62.7%		-	64.5%	67.5%	-	-
ROEE[2]	41.1%	36.5%		-	42.3%	31.9%	-	-

1 Including Dexia Nederland Holding.
2 Return on economic equity, annualized.

issued on July 9, 2003 for more details) and given the experience in terms of delinquencies on the portfolio, a new methodology of provisioning has been defined allowing to cover both the potential and actual credit risks and the cost of the commercial offer. The stock of provisions as of March 31, 2003 (EUR 496 million) turned out to be in excess of the provisioning requirement as defined by the application of the new methodology. Thus a write-back of EUR 18 million has been booked in the second quarter financial statements, resulting in an identical level of provisions at June 30, 2003 and December 31, 2002.

Results of the business line

(excluding exceptional items, pro forma) including Dexia Nederland Holding

Revenues of the business line amounted to EUR 235 million for the second quarter, down 6.8% compared to the same period in 2002. This unfavorable evolution is largely explained by the decrease in commissions and other income (-14.0%). Revenues in the second quarter nevertheless rebounded as compared to the first quarter of the year (+5.1%).

Over the first half, revenues have experienced the same downward trend, declining by -12.6%, the first quarter of 2003 having been particularly hit by the unfavorable market environment.

Despite a substantial decrease in **costs** in the second quarter (-8.4% to EUR 147 million) due to the cost reduction program, the **gross operating income** recorded a 4.1% decrease (-1.1% at constant exchange rate). Over the first half, the gross operating income is down 20.1%. The **cost/income ratio** improved by 1 percentage point, costs experiencing a faster decrease than revenues, and reached 62.7% in the second quarter of 2003 (63.7% in the second quarter of last year).

The table below shows the contribution of each sub-segment to the gross operating income of the business line, while isolating the results of Dexia Bank Nederland and Kempen & Co, under Dexia Nederland Holding.

Private Banking revenues amounted to EUR 74 million, down 8,0% compared to the second quarter of last year (stable when compared to the first quarter of the year). Costs decreased by 5.0%. Gross operating income was thus down 16.2%

The revenues from Asset Management activity increased slightly (+0.7%) and experienced a rebound of 15.2% compared to the first quarter of the year. Costs declined by 0.5% and gross operating income grew moderately (+2.6%). When compared to the first quarter of the year, the recovery in gross operating income is very strong (+47.1%).

Fund Administration revenues are down 5.3%, due to the decrease in assets under custody in relation to a negative market effect. The good operational performance in the quarter and the new mandates won will only be reflected in terms of revenue in the coming quarters as commissions are paid a posteriori.

Equity-Related Activities have experienced a slight decrease of revenues in the difficult market environment.

Revenues generated by the two companies under Dexia Nederland Holding decreased by 9.1% compared to the second quarter of last year, to reach EUR 68 million. This evolution stems from two main factors: the absence of almost any production of share leasing contracts

in millions of EUR[1]	Private Banking[2]		Asset Management[2]		Fund Administration[2]		Equity-Related Activities[2]		Dexia Nederland Holding	
	Q2 2002	Q2 2003	Q2 2002	Q2 2003	Q2 2002	Q2 2003	Q2 2002	Q2 2003	Q2 2002	Q2 2003
Revenues	80	74	35	35	53	50	9	8	75	68
Costs	(59)	(56)	(21)	(21)	(32)	(35)	(10)	(10)	(39)	(25)
Gross operating income	22	18	14	14	20	15	(1)	(2)	36	43

1 Without exceptional items, at a constant scope.
2 Excluding Dexia Nederland Holding.

and the still very unfavorable market environment for these activities. Costs are decreasing strongly (-34.5%) due to the restructuring program put in place in the Netherlands. Gross operating income thus improved to EUR 43 million in the second quarter of 2003.

4. CAPITAL MARKETS AND TREASURY ACTIVITIES

The results of these support activities in the other Group business lines declined, in line with the deliberate reduction of the capital allocated to this profit center. For example, proprietary-trading activity has been discontinued as of the end of the first quarter of 2003.

In terms of long-term funding, the Group issued nearly EUR 5 billion in the second quarter of 2003, bringing the total issued during the first half of the year to EUR 11.9 billion. The average maturity of the resources collected amounts to 5.9 years.

The credit spread portfolio's total outstanding amount has been reduced to EUR 42.6 billion at the end of June 2003 (EUR 46.3 billion as of the end of last year). This drop is partially linked to the decrease of the USD exchange rate. The average life of the portfolio is slightly below 5 years.

Results of the business line

(excluding exceptional items, pro forma)

The decline in **Revenues** has to be viewed in light of the Group's decision to reduce the capital allocated to this line and of the very good performance recorded in the first two quarters of 2002. Revenues for the second quarter of 2003 decreased by 25.7% to EUR 123 million compared to the second quarter of 2002. This drop amounts to 20.8% at a constant exchange rate. In the first half, the decrease in revenues is more limited (-20.9%). They reached EUR 271 million. The decision to stop certain activities and to limit the capital allocated to these activities was taken in order to limit risks and volatility in this segment's results.

Gross operating income for the second quarter of 2003 was down 31.7%, costs declining at a slower pace than revenue.

The **cost/income ratio**, at 30.5%, increased compared to the first quarter (24.4%), when revenues were particularly strong. Over the first half, the deterioration of the ratio is significantly more limited: 29.2% in the first six months of 2003 as against 25.2% in the first half of 2002.

Net income declined (-15,5%, and -8.9% at a constant exchange rate) over the quarter to reach EUR 72 million, in line with a reduction of more than 18% of the economic equity allocated to the business line.

The **return on economic equity** improved over the quarter (29.7% as compared to 28.4% in the second quarter of 2002) and remains, during the first half of 2003 at a very good level (30.6% compared to 32.7% in the first six months of 2002).

5. CENTRAL ASSETS AND EXCEPTIONAL ITEMS

Central Assets

Central Assets record revenues mainly on excess capital, corporate holdings, currencies hedging contracts, and the central costs. Between the second quarter of 2002 and 2003, revenues increased (EUR +88 million), mainly due to the effect of two noticeable items. These were:

i) a EUR +43 million write-back on an equity portfolio marked to market;

ii) EUR +13 million stemming from foreign exchange gains, notably linked to the hedging of USD denominated revenues.

Contribution of Central Assets was positive in the second quarter in the amount of EUR +11 million (EUR +86 million increase compared to last year's second quarter). During the first half of the year, Central Assets contributed negatively (EUR -49 million), i.e. a EUR +95 million increase compared to the first half of 2002.

Underlying results (excluding exceptional items, pro forma)

in millions of EUR	Q2 2002	Q2 2003	*Evolution*		H1 2002	H1 2003	*Evolution*	
				at constant exchange rate				at constant exchange rate
Revenues	165	123	-25.7%	-20.8%	342	271	-20.9%	-16.7%
Costs	(40)	(37)	-7.2%	-5.2%	(86)	(79)	-8.3%	-6.3%
Gross operating income	125	86	-31.7%	-25.9%	256	192	-25.1%	-20.3%
Net income	85	72	-15.5%	-8.9%	196	149	-24.1%	-19.2%
Cost/income ratio	24.4%	30.5%	-	-	25.2%	29.2%	-	-
ROEE[1]	28.4%	29.7%	-	-	32.7%	30.6%	-	-

1 Return on economic equity, annualized.

[illegible]

in millions of EUR	Q2 2002[1]	Q2 2003	H1 2002[1]	H1 2003
Revenues	(3)	85	(36)	74
Costs	(63)	(60)	(110)	(108)
Gross operating income	(65)	25	(145)	(33)
Net income	(75)	11	(144)	(49)

1 Pro forma

Exceptional Items

Exceptional revenues decreased by EUR -111 million compared to the second quarter of 2002, as the Group has not booked any capital gains on its OLO portfolio during the quarter, unlike what occurred in the second quarter of last year (EUR +49 million). On top of this, the Group had recorded, in the second quarter of 2002, a capital gain on the sale of its participation in Clearstream in the amount of EUR +75 million.

Regarding costs, a provision for restructuring had been booked last year in an amount of EUR -23 million; this year a provision for staff reduction at Dexia BIL Group has been allowed (EUR -15 million).

Regarding the cost of risk, an exceptional provision of EUR -32 million had been allowed to cover the credit risks on share leasing products in the second quarter of 2002, whereas a write-back (in the amount of EUR +18 million) has been booked in the financial statements this quarter; this contributes to a net write-back of the risk charge of EUR +13 million.

In the second quarter of the year, two particular lines of investments accounted for as Long-Term Investments (Fortis and Veolia Environment) have been impaired for a total of EUR -68 million.

Regarding taxes, the deductible part of impairment written on the shares of subsidiaries in the Netherlands has created a EUR +63 million tax credit. As the goodwill is deducted from equity, the impairment itself is neutral on the consolidated reserves.

As a whole, the contribution of the exceptional items to the Group's net income has been EUR -6 million in the second quarter of this year, or EUR-76 million less than in the second quarter of 2002.

[illegible]

in millions of EUR	Q2 2002	Q2 2003	H1 2002	H1 2003
Revenues	114	3	173	(1)
Costs	(20)	(13)	(21)	(16)
Gross operating income	94	(10)	152	(17)
Cost of risk	(32)	13	(36)	(10)
Net gains and write-downs on long-term investments	(10)	(68)	7	(18)
Corporate income tax	19	59	13	50
Allowances (-), write-backs (+) from GBRR	(1)	5	(5)	6
Net income	70	(6)	129	6

Commenting on the results, Pierre RICHARD, CEO and Chairman of Dexia Management Board, declared:

"The second quarter of 2003 is, in all respects favorable and we are now back, barring any unexpected event, on the growth track. We have learned a lot from the difficult times we have gone through. We are determined, above all, to fulfill our commitments in terms of cost reductions, synergies, and integration processes and to pursue our rigorous risk policy. We will stick resolutely to this, but now with a more promising perspective in terms of revenues.

Regarding the full year 2003, considering the current situation of markets, Dexia thinks to be able to achieve an increase of its earnings per share, in the order of 5% to 10%."

ACTIVITY AND FINANCIAL RESULTS

12/13/14

EARNINGS PER SHARE (IN EUR)


1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
0.66
0.75
0.85
0.98
1.15
1.25
1.13
0.27
0.39
0.66
1996
1997
1998
1999
2000
2001
2002
Q1 2003
Q2 2003
H1 2003

ROE (%)


30
25
20
15
10
5
0
15.7
17.7
18.7
16.1
14.6
20.5
17.5
1999
2000
2001
2002
Q1 2003
Q2[1] 2003
H1 2003

COST/INCOME RATIO (%)


80
70
60
50
40
30
20
10
0
53.9
54.8
59.1
58.9
61.0
53.8
57.2
1999
2000
2001
2002
Q1 2003
Q2 2003
H1 2003

1 Annualized.

STATEMENT OF INCOME (YEAR TO DATE)

in millions of EUR	June 2002	June 2003	Evolution	H1 2002 pro forma[1]	Evolution pro forma total	Evolution pro forma underlying
Revenues	2,759	2,608	-5.5%	2,713	-3.9%	+2.7%
net interest and related income	*1,846*	*1,749*	*-5.3%*	*1,814*	*-3.6%*	*+8.7%*
net commissions and other income	*544*	*475*	*-12.6%*	*534*	*-11.0%*	*-15.5%*
technical and financial margin of insurance activities	*369*	*384*	*+4.3%*	*366*	*+5.2%*	*+5.2%*
Costs	(1,584)	(1,493)	-5.8%	(1,550)	-3.7%	-3.4%
Gross operating income	1,175	1,115	-5.1%	1,163	-4.1%	+11.9%
Cost of risk	(126)	(71)	-43.5%	(124)	-42.5%	-29.9%
Operating income	1,049	1,044	-0.4%	1,039	+0.4%	+15.9%
Net gains & recoveries on long-term investments	20	(14)	n.s.	20	n.s.	n.s.
Net allocation to GBRR	(7)	6	n.s.	(5)	n.s.	n.s.
Amortization of goodwill	(25)	(28)	+13.4%	(25)	+13.4%	-5.3%
Corporate income tax	(244)	(237)	-2.8%	(239)	-0.8%	+14.1%
Income from equity-accounted companies	34	31	-7.9%	35	-9.9%	-9.9%
Net income before minority interests	827	802	-3.0%	825	-2.8%	+14.5%
Minority interests	45	41	-8.7%	43	-3.3%	-0.6%
Net income	782	761	-2.7%	783	-2.8%	+15.4%

STATEMENT OF INCOME (QUARTERLY)

in millions of EUR	Q2 2002	Q2 2003	Evolution	Q2 2002 pro forma[1]	Evolution pro forma total	Evolution pro forma underlying
Revenues	1,430	1,361	-4.8%	1,403	-1.9%	+6.5%
net interest and related income	*973*	*900*	*-7.5%*	*956*	*-4.5%*	*+11.0%*
net commissions and other income	*262*	*253*	*-3.4%*	*255*	*-0.2%*	*-8.0%*
technical and financial margin of insurance activities	*196*	*208*	*+6.4%*	*191*	*+8.8%*	*+8.8%*
Costs	(795)	(733)	-7.8%	(772)	-3.6%	-2.7%
Gross operating income	635	628	-1.1%	630	+0.2%	+19.4%
Cost of risk	(94)	(6)	-93.2%	(95)	-91.9%	-66.7%
Operating income	541	622	+14.9%	536	+16.4%	+30.9%
Net gains & recoveries on long-term investments	(13)	(64)	x5.9	(12)	x5.3	n.s.
Net allocation to GBRR	(3)	5	n.s.	(1)	n.s.	n.s.
Amortization of goodwill	(12)	(16)	+30.4%	(12)	+38.3%	-2.3%
Corporate income tax	(126)	(93)	-26.3%	(123)	-23.5%	+7.9%
Income from equity-accounted companies	15	13	-9.1%	15	-19.2%	-19.2%
Net income before minority interests	402	467	+16.0%	403	+16.0%	+41.8%
Minority interests	17	21	+20.7%	20	+12.5%	+6.0%
Net income	385	446	+15.8%	384	+16.2%	+44.0%

1 As some companies left the Group (Alex, Cortal, BIL SIM Italy, ...) and others were added (increase in shares of DVV and Fortior, acquisition of Butterfield).

STATEMENT OF INCOME (FROM REPORTED TO UNDERLYING PRO FORMA[1])

in millions of EUR	Q2 2002	Q2 2003	*Evolution*	H1 2002	H1 2003	*Evolution*
Revenues	1,430	1,361	-4.8%	2,759	2,608	-5.5%
Changes in consolidation scope	*(27)*	*15*[2]	*n.s.*	*(46)*		*n.s.*
Revenues pro forma	1,403	1,376	-1.9%	2,713	2,608	-3.9%
Exceptional & nonrecurring items	*114*	*3*	*n.s.*	*173*	*(1)*	*n.s.*
Underlying revenues	1,289	1,373	+6.5%	2,540	2,609	+2.7%
of which						
net interest and related income	*817*	*907*	*+11.0%*	*1,602*	*1,741*	*+8.7%*
net commissions and other income	*281*	*258*	*-8.0%*	*572*	*483*	*-15.5%*
technical and financial margin of insurance activities	*191*	*208*	*+8.8%*	*366*	*384*	*+5.2%*
Costs	(795)	(733)	-7.8%	(1,584)	(1,493)	-5.8%
Changes in consolidation scope	*23*	*(11)*[2]	*n.s.*	*34*		*n.s.*
Costs pro forma	(772)	(744)	-3.6%	(1,550)	(1,493)	-3.7%
Exceptional & nonrecurring items	*(20)*	*(13)*	*-37.3%*	*(21)*	*(16)*	*-24.1%*
Underlying costs	(752)	(732)	-2.7%	(1,529)	(1,477)	-3.4%
Gross operating income pro forma	630	631	+0.2%	1,163	1,115	-4.1%
Exceptional & nonrecurring items	*94*	*(10)*	*n.s.*	*152*	*(17)*	*n.s.*
Underlying gross operating income	537	641	+19.4%	1,011	1,132	+11.9%
Cost of risk pro forma	(95)	(8)	-91.9%	(124)	(71)	-42.5%
Exceptional & nonrecurring items	*(32)*	*13*	*n.s.*	*(36)*	*(10)*	*-73.3%*
Underlying cost of risk	(63)	(21)	-66.7%	(88)	(62)	-29.9%
Operating income pro forma	536	624	+16.4%	1,039	1,044	+0.4%
Exceptional & nonrecurring items	*62*	*3*	*-94.4%*	*116*	*(26)*	*n.s.*
Underlying operating income	474	620	+30.9%	923	1,070	+15.9%
Net income pro forma	384	446	+16.2%	783	761	-2.8%
Exceptional & nonrecurring items	*70*	*(6)*	*n.s.*	*129*	*6*	*-95.6%*
Underlying net income	314	452	+44.0%	654	755	+15.4%

1 i.e. excluding exceptional and nonrecurring items.
2 Pro forma Q2 2003: Crédit Agricole Belgique was sold in July and therefore equity accounted on June 30, 2003. Until March 2003 it was proportionally integrated. To allow comparisons, pro forma's Q1 and Q2 2003 financial statements were restated. This change had no impact on the net income.

KEY RATIOS

	Q2 2002	Q2 2003[1]	H1 2002	H1 2003
Earnings per share (in EUR)[2]			0.68	0.66
Profit margin[3]	28.1%	34.3%	30.0%	30.7%
Cost/income ratio[4]	55.6%	53.8%	57.4%	57.2%
Cost of risk for the banking activities[5]	0.10%	n.s.	0.08%	0.06%
Return on equity[6]	19.1%	20.5%	19.6%	17.5%

UNDERLYING KEY RATIOS

	Q2 2002	Q2 2003[1]	H1 2002	H1 2003
Underlying cost/income ratio[4,7]	58.4%	53.3%	60.2%	56.6%
Underlying cost of risk banking activities[5,7]	0.04%	0.03%	0.04%	0.05%

1 Pro forma: see above.
2 Net income / weighted average number of shares.
3 Net income before minority interests / revenues.
4 Costs / revenues.
5 Annualized net cost of risk for the banking activities / gross outstanding customer loans and off-balance sheet financing commitments.
6 Annualized net income / weighted average shareholders' equity (excluding GBRR and after income appropriation). If the goodwill relating to the share exchange offer on Dexia BIL shares (in 1999), the goodwill related to the acquisitions of FSA and Labouchere (in 2000) and the goodwill related to the acquisitions of Artesia BC, Kempen & Co and Financière Opale Group (in 2001) had been recorded in the assets in the balance sheet and written off over 20 years, the annualized ROE would have totaled 9.9% in the first half of 2002 and 5.8% in the first half of 2003.
7 i.e. excluding exceptional and nonrecurring items.

BALANCE SHEET KEY FIGURES & CAPITAL ADEQUACY

in millions of EUR	Dec. 31, 2002	June 30, 2003	*Evolution*
Total assets	350,924	353,430	+0.7%
Shareholders' equity[1]	9,090	9,040	n.s.
Customer deposits	85,322	86,760	+1.7%
Debt securities	146,505	141,909	-3.1%
Customer loans	157,773	155,133	-1.7%
Bonds, equities & other securities	121,915	128,901	+5.7%
Long-term investments	1,883	1,739	-7.6%
Net assets per share (in EUR)[2]	9.01	9.07	+0.7%
Tier 1 ratio[3]	9.3%	9.7%	
Capital adequacy ratio[3]	10.7%	10.9%	
Risk-weighted assets	109,365	108,158	

1 Includes net income before appropriation.
2 Net assets including GBRR group share.
3 The profit for the financial year minus the pro rata dividend is included in the shareholders' equity.

GROUP'S EQUITY PORTFOLIOS

in millions of EUR	Book value	Market value June 30, 2003	Net cap. gain/loss June 30, 2003
Long-term investments	1,232		
- Quoted[2]	748	778	+30
- Non-quoted	484	n.a.	
Other	2,074		
- Quoted	1,481	1,414	-67
Of which money/bond funds	*309*	*309*	
Of which booked in insurance companies portfolios	*627*	*512*	*-115*
Of which booked in banking subsidiaries portfolios	*854*	*902*	*+48*
- Non-quoted	593	n.a.	
Of which money/bond funds	*78*	*n.a.*	

1 Excluding market to market portfolios and third-party risks (unit linked products...).
2 Of which:

	Book value	Market value June 30, 2003
Erste Bank	53	91
Fortis	112	89
Société Générale	298	311
Véolia Environnement	127	120
Autoroute du Sud de la France	38	39

MAIN ITEMS REPORTED AS EXCEPTIONAL OR NONRECURRING IN 2002 AND 2003 (first and second quarters)

Net interest and related income

In Q1 2002: gains on OLOs[1] (EUR +44.4 million); net interest on CLN portfolio (EUR +1.3 million); interests on arrears on a loan in Italy (EUR +13.6 million); early redemption of bonds redeemable in shares at Dexia Crediop (EUR +12.4 million).

In Q2 2002: gains on OLOs (EUR +49.1 million); net interest on CLN portfolio (EUR +3.4 million); capital gain on the sale of participation in Clearstream (EUR + 74.9 million); capital gains on sale of non-strategic assets (EUR +12.3 million).

In Q1 2003: net revenues on CLN portfolio (EUR +5.5 million); losses on sale of equities (EUR -4.7 million).

In Q2 2003: net revenues on CLN portfolio (EUR +4.2 million); losses on sale of equities (EUR -4.5 million); exchange gain (EUR +7.1 million).

Net commissions and other income

In Q1 2002: insurance of CLN[2] portfolio (EUR -12.3 million).

In Q2 2002: insurance of CLN[2] portfolio (EUR -11.6 million); payment to the Belgian Banks' fund for Jewish community (EUR -3.9 million); provision for compensation for Dexia Bank Nederland (EUR -10.5 million).

In Q1 2003: insurance of CLN[2] portfolio (EUR -4.1 million).

In Q2 2003: insurance of CLN[2] portfolio (EUR -4.0 million).

Costs

In Q1 2002: commission to the network for shift to euro (EUR -1.4 million).

In Q2 2002: restructuring costs Dexia Bank Nederland (EUR -22.7 million); write-back of a provision for integration costs for Artesia BC (EUR +4.7 million); provision for restructuring costs for DVV Insurance (EUR -2.0 million).

In Q1 2003: provision for restructuring costs for DVV Insurance (EUR -1.3 million); operating costs for the "Dexia Offer" at Dexia Bank Nederland (EUR -2.5 million).

In Q2 2003: provision for restructuring costs for Dexia Insurance (EUR -0.4 million); staff reduction plan at Dexia BIL Group (EUR -15.3 million); operating costs for the "Dexia Offer" at Dexia Bank Nederland (EUR -2.3 million); gain on sale of a building at Dexia Bank Nederland (EUR +5.5 million).

Cost of risk

In Q1 2002: charges for Legio Lease at Dexia Bank Nederland (EUR -4.0 million).

In Q2 2002: charges for Legio Lease at Dexia Bank Nederland (EUR -31.8 million).

In Q1 2003: charges for Legio Lease at Dexia Bank Nederland (EUR -22.8 million).

In Q2 2003: net write-back of charges for Legio Lease at Dexia Bank Nederland (EUR +13.2 million).

Net gains and recoveries on long-term investments

In Q1 2002: capital gains on long-term investments (EUR +17.8 million).

In Q2 2002: capital losses on long-term investments (EUR -3.2 million); value adjustment on I-Broker (EUR -6.4 million).

In Q1 2003: capital gains on long-term investments (EUR + 50.2 million).

In Q2 2003: impairment on long-term investments (EUR -67.9 million).

Taxes

All the items above are before tax. The amount of corresponding taxes, at appropriate rates, is treated as an exceptional item in the total amount of taxation.

In Q2 2003, there is a tax credit of EUR 63.3 million caused by the deductible part of the impairment written on the shares of subsidiaries in the Netherlands. As the goodwill is deducted from equity, the impairment itself is neutral on the consolidated reserves.

1 OLOs are Belgian government bonds.

2 CLN portfolio on which a fraud was uncovered in early 2001.

STATEMENT OF INCOME
INCLUDING EXCEPTIONAL AND NONRECURRING ITEMS
FIRST HALF 2003

in millions of EUR	Public/Project Finance and Credit Enhancement	Retail Financial Services	Investment Management Services	Capital Markets and Treasury Activities	Central Assets	Total Dexia
Revenues	934	872	459	272	72	2,608
- net interest and related income	*629*	*570*	*243*	*276*	*30*	*1,749*
- net commissions and other income	*109*	*165*	*216*	*(3)*	*(11)*	*475*
- technical and financial margin of insurance activities	*195*	*136*	*0*	*0*	*53*	*384*
Costs	(307)	(674)	(318)	(79)	(116)	(1,493)
Gross operating income	627	198	141	193	(44)	1,115
Cost of risk	(30)	(21)	(15)	1	(6)	(71)
Operating income	597	177	126	194	(50)	1,044
Net gains & recoveries on long-term investments	2	2	50	0	(68)	(14)
Net allocation to GBBR		-		-	6	6
Amortization of goodwill		-		-	(28)	(28)
Corporate income tax	(169)	(57)	10	(42)	22	(237)
Income from equity-accounted companies	11	16	0	0	5	31
Net income before minority interests	441	138	185	152	(114)	802
Minority interests	*24*	*1*	*1*	*2*	*14*	*41*
Net income	418	137	184	150	(127)	761
Cost/income ratio	32.8%	77.3%	69.3%	29.1%	n.s.	57.2%
Annualized ROEE	25.0%	15.3%	58.2%	30.8%	n.s.	n.s.
Allocated equity (end of period)	3,534	1,799	635	988	(385)[1]	6,571

1 Taking into account the portfolio effect linked to the diversification between business lines.

Public/Project Finance and Credit Enhancement

ACTIVITY STATISTICS

LOANS

in millions of EUR

	NEW LONG-TERM LOANS				TOTAL OUTSTANDING LOANS [1]		
	Q2 2003	H1 2002	H1 2003	*Evolution H1 2003/ H1 2002*	June 30, 2002	June 30, 2003	*Evolution June 30, 2003/ June 30, 2002*
Fully-consolidated subsidiaries							
Belgium	828	1,666	2,222	+33.4%	26,919	28,327	+5.2%
France	1,577	2,338	3,198	+36.8%	49,152	49,911	+1.5%
International	5,780	14,992	10,981	-26.8%	78,573	89,281	+13.6%
Germany	*411*	*6,658*	*1,784*	*-73.2%*	*30,286*	*31,326*	*+3.4%*
Italy	*833*	*2,359*	*1,300*	*-44.9%*	*18,330*	*20,504*	*+11.9%*
Israel	*23*	*47*	*39*	*-17.5%*	*293*	*309*	*+5.2%*
North America	*3,816*	*4,420*	*5,679*	*+28.5%*	*18,077*	*23,636*	*+30.8%*
Slovakia	*77*	*54*	*124*	*+129.3%*	*232*	*392*	*+68.9%*
Spain	*222*	*633*	*720*	*+13.7%*	*2,556*	*3,524*	*+37.9%*
Sweden	*101*	*498*	*202*	*-59.5%*	*2,896*	*3,068*	*+5.9%*
United Kingdom	*213*	*79*	*845*	*+967.2%*	*2,525*	*3,253*	*+28.8%*
Other [2]	*84*	*244*	*288*	*+18.0%*	*3,378*	*3,269*	*-3.2%*
Total fully-consolidated subsidiaries	8,185	18,996	16,401	-13.7%	154,644	167,519	+8.3%
of which public sector	*7,559*	*17,095*	*14,381*	*-15.9%*	*140,408*	*152,888*	*+8.9%*
of which corporate & project finance	*626*	*1,901*	*2,019*	*+6.2%*	*14,236*	*14,631*	*+2.8%*
Equity-accounted companies							
Austria (Kommunalkredit Austria) [3]	471	931	776	-16.7%	4,873	6,247	+28.2%
Total managed by the Dexia Group	8,656	19,927	17,177	-13.8%	159,517	173,766	+8.9%

1 These amounts, at current exchange rate, consist of outstanding long-term loans and off-balance sheet products as off-balance sheet products represent a growing part of the total activity (project finance...) and short-term loans are more fluctuant in amount. The short-term loans are therefore not included.
2 Transactions carried out by the head office on behalf of Dexia Crédit Local, mainly in the area of project financing or in countries where Dexia Crédit Local does not have a direct presence.
3 Corresponding to total new lending/outstanding loans of KKA which has been 49%-owned by Dexia since 2001.

DEPOSIT-TAKING SERVICES AND INVESTMENT PRODUCTS (INCLUDING OFF-BALANCE SHEET PRODUCTS)[1]

in millions of EUR

	OUTSTANDINGS		
	June 30, 2002	June 30, 2003	*Evolution June 30, 2003/ June 30, 2002*
Balance sheet	11,655	13,432	+15.2%
Off-balance sheet	5,235	6,117	+16.8%
Total	16,891	19,548	+15.7%

1 Off-balance sheet figures of Artesia BC excluded.

FSA EVOLUTION OF THE ACTIVITY

in millions of USD	Q2 2002	Q2 2003	*Evolution* Q2 2003/ Q2 2002	H1 2002	H1 2003	*Evolution* H1 2003/ H1 2002
Gross present value originations	**199.9**	**330.9**	**+65.5%**	**374.7**	**432.7**	**+15.5%**
US municipal bonds[1]	74.9	144.5	+92.9%	150.5	208.6	+38.6%
US asset-backed obligations[1]	55.7	65.7	+18.0%	112.9	87.1	-22.9%
International municipal obligations[1]	44.6	75.5	+69.3%	49.8	84.3	+69.3%
International asset-backed obligations[1]	16.8	29.9	+78.0%	34.9	34.4	-1.4%
Investments products[2]	7.9	15.3	+93.7%	26.6	18.3	-31.2%
Gross par insured of new originations[3]	**30,969**	**23,037**	**-25.6%**	**59,234**	**36,669**	**-38.1%**
US municipal bonds	12,260	15,861	+29.4%	23,987	26,631	+11.0%
US asset-backed obligations	12,204	4,486	-63.2%	23,603	6,572	-72.2%
International municipal obligations	1,012	1,113	+10.0%	1,196	1,441	+20.5%
International asset-backed obligations	5,493	1,577	-71.3%	10,448	2,025	-80.6%
Net par insured of new originations[3]	**24,966**	**17,799**	**-28.7%**	**47,686**	**29,123**	**-38.9%**
US municipal bonds	9,210	12,050	+30.8%	17,116	21,096	+23.3%
US asset-backed obligations	10,428	4,117	-60.5%	20,659	5,822	-71.8%
International municipal obligations	636	398	-37.4%	735	617	-16.1%
International asset-backed obligations	4,692	1,234	-73.7%	9,176	1,588	-82.7%
Net par outstanding[3]				**246,287**	**274,982**	**+11.7%**
US municipal bonds				116,575	149,441	+28.2%
US asset-backed obligations				94,996	86,086	-9.4%
International municipal obligations				3,876	5,440	+40.4%
International asset-backed obligations				30,840	34,015	+10.3%

1 Present value of premiums originated (PV premiums).
2 Present value of future net interest margin from Guaranteed Investments Contracts (GICs) issued to municipalities and other market participants.
3 Excludes amounts relating to FSA-insured GICs.

RESULTS

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING EXCEPTIONAL AND NONRECURRING ITEMS

in millions of EUR, except where indicated	Q2 2002	Q2 2003	Q2 03/ Q2 02	year-to-date June 02	year-to-date June 03	H1 03/ H1 02
Revenues	**439**	**479**	**+9.1%**	**873**	**934**	**+7.0%**
- net interest and related income	285	314	+10.0%	565	629	+11.3%
of which interest on E.E.A.[2]	*49*	*45*	*-7.6%*	*97*	*89*	*-8.0%*
- net commissions and other income	62	65	+5.7%	118	109	-7.3%
- technical and financial margin of insurance activities	92	100	+8.6%	190	195	+2.8%
Costs	**(144)**	**(153)**	**+6.0%**	**(307)**	**(307)**	**+0.0%**
Gross operating income	**294**	**326**	**+10.6%**	**566**	**627**	**+10.8%**
Cost of risk	(43)	(6)	-86.0%	(56)	(30)	-46.7%
Operating income	**252**	**320**	**+27.0%**	**510**	**597**	**+17.0%**
Net gains & recoveries on long-term investments	(4)	2	n.s.	10	2	-76.8%
Corporate income tax	(65)	(87)	+33.8%	(142)	(169)	+19.3%
Income from equity-accounted companies	7	1	-85.0%	11	11	-3.5%
Net income before minority interests	**190**	**236**	**+24.0%**	**390**	**441**	**+13.2%**
Minority interests	14	12	-16.8%	25	24	-6.1%
Net income	**176**	**224**	**+27.3%**	**365**	**418**	**+14.5%**
Cost/income ratio	32.9%	32.0%		35.1%	32.8%	
Annualized ROEE	21.5%	26.7%		22.1%	25.0%	
Allocated equity (end of period)	3,537	3,534		3,537	3,534	

1 Pro forma for Q2 2002, Q2 2003 and H1 2002.
2 Economic Equity Allocated.

STATEMENT OF INCOME - QUARTERLY SERIES

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003
TOTAL						
Revenues	448	439	398	522	455	479
net interest and related income	*294*	*285*	*292*	*336*	*316*	*314*
net commissions and other income	*56*	*62*	*35*	*62*	*44*	*65*
technical and financial margin of insurance activities	*98*	*92*	*72*	*124*	*95*	*100*
Costs	(163)	(144)	(149)	(175)	(154)	(153)
Gross operating income	285	294	249	347	301	326
Cost of risk	*(13)*	*(43)*	*(35)*	*(77)*	*(24)*	*(6)*
Operating income	272	252	215	270	278	320
Net gains & recoveries on long-term investments	14	(4)	1	(2)	0	2
Income from equity-accounted companies	4	7	8	11	10	1
Corporate income tax	(83)	(65)	(66)	(58)	(83)	(87)
Net income before minority interests	208	190	158	220	205	236
Minority interests	14	14	10	13	12	12
Net income	194	176	148	207	193	224
EXCEPTIONAL & NONRECURRING ITEMS						
Revenues	14					
net interest and related income	*14*					
net commissions and other income						
technical and financial margin of insurance activities						
Costs						
Gross operating income	14					
Cost of risk						
Operating income	14					
Net gains & recoveries on long-term investments						
Income from equity-accounted companies						
Corporate income tax	(6)					
Net income before minority interests	8					
Minority interests	2					
Net income	6					
UNDERLYING						
Revenues	434	439	398	522	455	479
net interest and related income	*280*	*285*	*292*	*336*	*316*	*314*
net commissions and other income	*56*	*62*	*35*	*62*	*44*	*65*
technical and financial margin of insurance activities	*98*	*92*	*72*	*124*	*95*	*100*
Costs	(163)	(144)	(149)	(175)	(154)	(153)
Gross operating income	272	294	249	347	301	326
Cost of risk	(13)	(43)	(35)	(77)	(24)	(6)
Operating income	259	252	215	270	278	320
Net gains & recoveries on long-term investments	14	(4)	1	(2)	0	2
Income from equity-accounted companies	4	7	8	11	10	1
Corporate income tax	(77)	(65)	(66)	(58)	(83)	(87)
Net income before minority interests	200	190	158	220	205	236
Minority interests	11	14	10	13	12	12
Net income	188	176	148	207	193	224

1 Pro forma.

II.2 OPERATIONS AND RESULTS OF THE BUSINESSES

Retail Financial Services

ACTIVITY STATISTICS

CUSTOMER DEPOSITS AND INVESTMENT PRODUCTS[1]

in millions of EUR	2002			2003		*Evolution*	*Evolution*
	June 30	Sept. 30	Dec. 31	March 31	June 30	June 2003/ March 2003	June 2003/ Dec. 2002
Deposits	29,952	29,489	30,949	32,288	33,528	+3.8%	+8.3%
Savings deposits[2]	*19,628*	*19,735*	*21,495*	*22,605*	*23,385*	*+3.5%*	*+8.8%*
Other deposits	*10,324*	*9,754*	*9,454*	*9,683*	*10,143*	*+4.8%*	*+7.3%*
Savings bonds	18,190	17,481	17,004	16,431	15,790	-3.9%	-7.1%
Dexia euro-bonds[3]	7,407	7,585	7,481	7,581	7,409	-2.3%	-1.0%
Total balance sheet products	55,549	54,555	55,434	56,300	56,727	+0.8%	+2.3%
Cooperator's shares[4]	1,232	1,219	1,216	1,214	1,241	+2.2%	+2.1%
Mutual funds (OPCVM)[5]	17,023	16,223	16,269	15,544	16,511	+6.2%	+1.5%
Life insurance technical reserves	5,754	5,651	5,813	5,940	6,594	+11.0%	+13.4%
Total customer deposits and investment products	79,558	77,648	78,732	78,997	81,073	+2.6%	+3.0%

1 Cortal left the Group in September 2002 and all previous quarters were restated.
2 In the financial statements, saving deposits only include the Belgian administered rate savings deposits.
3 Euro-bonds issued by the Dexia Group and sold by the Belgian network of Dexia.
4 Cooperator's shares, stockholders of Arco group (Arcofin & Arcopar & Arcoplus).
5 Mutual funds sold by the Dexia Bank Group network of agents.

CUSTOMER LOANS[1]

in millions of EUR	2002			2003		*Evolution*	*Evolution*
	June 30	Sept. 30	Dec. 31	March 31	June 30	June 2003/ March 2003	June 2003/ Dec. 2002
Loans to individual customers	15,196	15,413	15,626	15,713	15,864	+1.0%	+1.5%
Mortgage loans	*13,047*	*13,224*	*13,436*	*13,561*	*13,751*	*+1.4%*	*+2.3%*
Consumer loans	*2,149*	*2,189*	*2,189*	*2,152*	*2,112*	*-1.9%*	*-3.5%*
Loans to SMEs and the self-employed	6,733	6,660	6,710	6,643	6,913	+4.1%	+3.0%
Total	21,929	22,073	22,336	22,356	22,777	+1.9%	+2.0%

1 Securitized mortgage loans are included since March 2003 and previous quarters were restated.

EARNED INSURANCE PREMIUMS

in millions of EUR	Q1 2003	Q2 2003	*Evolution* Q2 2003/ Q1 2003	H1 2002	H1 2003	*Evolution* H1 2003/ H1 2002
Life	413	629	+52.3%	703	1,042	+48.1%
Non-life	76	72	-5.9%	142	148	+4.1%
Total	489	701	+43.3%	845	1,190	+40.8%

RESULTS

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING EXCEPTIONAL AND NONRECURRING ITEMS

in millions of EUR, except where indicated	Q2 2002	Q2 2003	Q2 03/ Q2 02	year-to-date June 02	year-to-date June 03	H1 03/ H1 02
Revenues	**435**	**452**	**+3.8%**	**836**	**872**	**+4.3%**
- net interest and related income	269	292	+8.4%	528	570	+8.1%
of which interest on E.E.A.[2]	*26*	*25*	*-4.6%*	*52*	*50*	*-4.8%*
- net commissions and other income	89	84	-6.2%	186	165	-11.2%
- technical and financial margin of insurance activities	77	76	-0.4%	122	136	+11.8%
Costs	**(344)**	**(335)**	**-2.8%**	**(688)**	**(674)**	**-2.0%**
Gross operating income	**91**	**117**	**+28.9%**	**148**	**198**	**+33.6%**
Cost of risk	(8)	(8)	+0.2%	(18)	(21)	+13.5%
Operating income	**83**	**109**	**+31.7%**	**130**	**177**	**+36.5%**
Net gains & recoveries on long-term investments	(1)	3	n.s.	(1)	2	n.s.
Corporate income tax	(23)	(32)	+36.6%	(35)	(57)	+64.4%
Income from equity-accounted companies	6	9	+39.0%	14	16	+9.5%
Net income before minority interests	**64**	**89**	**+38.1%**	**108**	**138**	**+27.9%**
Minority interests	(1)	1	n.s.	0	1	n.s.
Net income	**65**	**88**	**+35.4%**	**107**	**137**	**+27.9%**
Cost/income ratio	79.1%	74.1%		82.3%	77.3%	
Annualized ROEE	14.1%	19.7%		11.8%	15.3%	
Allocated equity (end of period)	1,819	1,799		1,819	1,799	

1 Pro forma for Q2 2002, Q2 2003 and H1 2002.

2 Economic Equity Allocated.

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003
	TOTAL					
Revenues	400	435	415	410	420	452
net interest and related income	*258*	*269*	*285*	*269*	*279*	*292*
net commissions and other income	*96*	*89*	*88*	*66*	*81*	*84*
technical and financial margin of insurance activities	*45*	*77*	*41*	*74*	*60*	*76*
Costs	(345)	(344)	(326)	(335)	(339)	(335)
Gross operating income	56	91	89	74	80	117
Cost of risk	(10)	(8)	(9)	(13)	(13)	(8)
Operating income	45	83	80	61	68	109
Net gains & recoveries on long-term investments	0	(1)	0	2	0	3
Income from equity-accounted companies	8	6	8	5	7	9
Corporate income tax	(11)	(23)	(44)	(35)	(26)	(32)
Net income before minority interests	42	64	45	34	49	89
Minority interests	1	(1)	0	(5)	0	1
Net income	41	65	45	38	49	88
	EXCEPTIONAL & NONRECURRING ITEMS					
Revenues						
net interest and related income						
net commissions and other income						
technical and financial margin of insurance activities						
Costs	(1)					
Gross operating income	(1)					
Cost of risk						
Operating income	(1)					
Net gains & recoveries on long-term investments						
Income from equity-accounted companies						
Corporate income tax	1			(7)		
Net income before minority interests	(1)			(4)		
Minority interests						
Net income	(1)			(4)		
	UNDERLYING					
Revenues	400	435	415	410	420	452
net interest and related income	*258*	*269*	*285*	*269*	*279*	*292*
net commissions and other income	*96*	*89*	*88*	*66*	*81*	*84*
technical and financial margin of insurance activities	*45*	*77*	*41*	*74*	*60*	*76*
Costs	(343)	(344)	(326)	(335)	(339)	(335)
Gross operating income	57	91	89	74	80	117
Cost of risk	(10)	(8)	(9)	(13)	(13)	(8)
Operating income	47	83	80	61	68	109
Net gains & recoveries on long-term investments	0	(1)	0	(1)	0	3
Income from equity-accounted companies	8	6	8	5	7	9
Corporate income tax	(12)	(23)	(44)	(28)	(26)	(32)
Net income before minority interests	43	64	45	37	49	89
Minority interests	1	(1)	0	(5)	0	1
Net income	42	65	45	42	49	88

1 Pro forma.

Investment Management Services

(Private Banking, Asset Management, Fund Administration and Equity-Related Activities)

ACTIVITY STATISTICS

PRIVATE BANKING

in billions of EUR	June 30, 2002[2]	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	*Evolution* June 30, 2003/ March 31, 2003	*Evolution* June 30, 2003/ Dec. 31, 2002
Total customer assets	30.9	30.4	30.8	29.1	29.4	+1.0%	-4.4%
By type of products							
Securities	14.7	14.4	14.7	13.2	13.7	+3.2%	-7.1%
Monetary deposits	8.4	8.6	9.0	8.7	8.3	-4.4%	-8.2%
Mutual funds	7.8	7.4	7.1	7.3	7.5	+3.5%	+6.2%
By type of management							
Discretionary management	6.2	5.9	5.8	5.3	5.4	+3.0%	-5.9%
Advisory management	10.8	10.8	11.2	10.9	11.2	+2.5%	+0.2%
Without mandate	13.9	13.8	13.8	12.9	12.8	-1.1%	-7.5%

1 Excluding Dexia Bank Nederland and Kempen & Co.
2 Slight changes due to pro forma series.

ASSET MANAGEMENT

in billions of EUR	June 30, 2002[3]	Sept. 30, 2002[3]	Dec. 31, 2002	March 31, 2003	June 30, 2003	*Evolution* June 30, 2003/ March 31, 2003	*Evolution* June 30, 2003/ Dec. 31, 2002
Total assets managed	72.7	69.9	69.4	68.2	72.8	+6.7%	+4.8%
By management entity							
- Dexia Asset Management	58.4	55.8	55.1	54.1	58.3	+7.8%	+5.9%
- other[2]	14.3	14.1	14.4	14.1	14.5	+2.7%	+0.9%
By type of management							
- mutual funds management	44.0	41.0	40.1	39.4	41.7	+5.8%	+3.8%
- advisory management	10.4	10.3	10.6	10.4	10.7	+2.5%	+1.1%
- discretionary management	7.6	7.1	7.3	6.9	7.2	+4.3%	-0.7%
- institutional fund management	10.7	11.5	11.5	11.5	13.2	+15.3%	+15.5%

1 Excluding Dexia Bank Nederland and Kempen & Co; assets counted twice included.
2 Group Dexia Banque Internationale à Luxembourg.
3 Slight changes due to pro forma series.

FUND ADMINISTRATION

	Q1 2003	Q2 2003	*Evolution* Q2 2003/ Q1 2003	Dec. 31, 2002	June 30, 2003	*Evolution* June 30, 2003/ Dec. 31, 2002
Custody Services						
Capital managed end of period (in billions of EUR)	108.1	121.3[2]	+12.1%[2]	114.8	121.3[2]	+5.6%
Number of portfolios end of period[1]	1,826	1,944	+6.5%	1,851	1,944	+5.0%
Number of buying/selling transactions securities	*146,825*	*141,678*	*-3.5%*	*544,324*	*288,503*	-
Central Administration Services						
Capital managed end of period (in billions of EUR)[1]	99.4	111.3	+11.9%	107.1	111.3	+3.9%
Number of NAV to calculate in the year (forecast)[1]	299,785	320,811	+7.0%	313,706	320,811	+2.3%
Number of portfolios end of period[1]	1,636	1,730	+5.7%	1,634	1,730	+5.9%
Transfer Agent Services						
Assets managed end of period (in billions of EUR)[3]	223.8	242.1	+8.2%	234.9	242.1	+3.1%
Number of registers end of period[4]	4,620	4,995	+8.1%	4,571	4,995	+9.3%
Number of subscriptions/repurchase (in millions)	*1.18*	*1.21*	*+2.2%*	*5.24*	*2.39*	-
Number of accounts end of period (in millions)	2.59	2.68	+3.2%	2.63	2.68	+1.9%

1 The activity of Spain has been added to the figures since March 2003.
2 DFS mandates only; including the custody activity of Dexia Bank Nederland, the capital managed is EUR 154.4 billion and the increase is 11.5% compared to Q1 2003.
3 Restated series as the assets of the ex-Cordius funds are added.
4 The method of calculation changed and the registers of the Universal Ordering activity are added.

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING EXCEPTIONAL AND NON-RECURRING ITEMS

in millions of EUR, except where indicated	Q2 2002	Q2 2003	Q2 03/ Q2 02	year-to-date June 02	year-to-date June 03	H1 03/ H1 02
Revenues	252	235	-6.8%	525	459	-12.6%
- net interest and related income	124	125	+0.5%	250	243	-2.8%
of which interest on E.E.A.[2]	*9*	*9*	*-1.1%*	*18*	*18*	*-2.0%*
- net commissions and other income	128	110	-14.0%	275	216	-21.6%
- technical and financial margin of insurance activities	0	0	n.s.	0	0	n.s.
Costs	(161)	(147)	-8.4%	(338)	(310)	-8.5%
Gross operating income	91	88	-4.1%	187	149	-20.1%
Cost of risk	1	(4)	n.s.	1	(6)	n.s.
Operating income	92	84	-9.1%	187	143	-23.5%
Net gains & recoveries on long-term investments	1	0	n.s.	1	0	n.s.
Corporate income tax	(29)	(26)	-11.0%	(56)	(41)	-26.2%
Income from equity-accounted companies	0	0	n.s.	0	0	n.s.
Net income before minority interests	64	58	-9.6%	132	101	-23.2%
Minority interests	1	1	n.s.	2	1	n.s.
Net income	63	57	-8.9%	130	100	-22.8%
Cost/income ratio	63.7%	62.7%		64.5%	67.5%	
Annualized ROEE	41.1%	36.5%		42.3%	31.9%	
Allocated equity (end of period)	624	635		624	635	

1 Pro forma for Q2 2002, Q2 2003 and H1 2002.

2 Economic Equity Allocated.

STATEMENT OF INCOME - QUARTERLY SERIES

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003
TOTAL						
Revenues	273	242	247	241	224	235
net interest and related income	*125*	*124*	*128*	*124*	*118*	*125*
net commissions and other income	*147*	*117*	*119*	*117*	*106*	*110*
technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*
Costs	(178)	(172)	(161)	(171)	(165)	(153)
Gross operating income	95	70	86	70	59	82
Cost of risk	(4)	(31)	(405)	(13)	(25)	9
Operating income	91	38	(319)	57	34	91
Net gains & recoveries on long-term investments	3	3	0	(8)	50	0
Income from equity-accounted companies	0	0	0	(1)	0	0
Corporate income tax	(27)	(10)	332	(21)	(24)	34
Net income before minority interests	68	31	13	27	60	125
Minority interests	1	1	1	(1)	0	1
Net income	67	30	12	28	59	124
EXCEPTIONAL & NONRECURRING ITEMS						
Revenues	0	(11)	5	(4)	0	0
net interest and related income				*(4)*		
net commissions and other income		*(11)*	*5*			
technical and financial margin of insurance activities						
Costs	0	(11)	0	(2)	(2)	(6)
Gross operating income	0	(22)	5	(6)	(2)	(6)
Cost of risk	(4)	(32)	(401)	(11)	(23)	13
Operating income	(4)	(54)	(396)	(17)	(25)	8
Net gains & recoveries on long-term investments	3	2		(8)	50	
Income from equity-accounted companies						
Corporate income tax	1	19	353	0	(9)	59
Net income before minority interests	0	(33)	(43)	(25)	16	67
Minority interests						
Net income	0	(33)	(43)	(25)	16	67
UNDERLYING[1]						
Revenues	273	252	242	244	224	235
net interest and related income	*125*	*124*	*128*	*128*	*118*	*125*
net commissions and other income	*147*	*128*	*114*	*117*	*106*	*110*
technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*
Costs	(178)	(161)	(161)	(169)	(162)	(147)
Gross operating income	95	91	81	76	61	88
Cost of risk	0	1	(4)	(2)	(2)	(4)
Operating income	95	92	77	74	59	84
Net gains & recoveries on long-term investments	0	1	0	1	0	0
Income from equity-accounted companies	0	0	0	(1)	0	0
Corporate income tax	(27)	(29)	(21)	(22)	(16)	(26)
Net income before minority interests	68	64	56	52	43	58
Minority interests	1	1	1	(1)	0	1
Net income	67	63	55	53	43	57

1 Pro forma.

II.4 OPERATIONS AND RESULTS OF THE BUSINESSES

Capital Markets and Treasury Activities

RESULTS

UNDERLYING STATEMENT OF INCOME[1]
EXCLUDING EXCEPTIONAL AND NONRECURRING ITEMS

in millions of EUR, except where indicated	Q2 2002	Q2 2003	Q2 03/ Q2 02	year-to-date June 02	year-to-date June 03	H1 03/ H1 02
Revenues	165	123	-25.7%	342	271	-20.9%
- net interest and related income	167	121	-27.5%	341	266	-22.0%
of which interest on E.E.A.[2]	*18*	*13*	*-28.4%*	*35*	*27*	*-21.0%*
- net commissions and other income	(1)	2	n.s.	1	5	n.s.
- technical and financial margin of insurance activities	0	0	n.s.	0	0	n.s.
Costs	(40)	(37)	-7.2%	(86)	(79)	-8.3%
Gross operating income	125	86	-31.7%	256	192	-25.1%
Cost of risk	(2)	2	n.s.	1	1	-27.0%
Operating income	123	88	-28.4%	257	192	-25.2%
Net gains & recoveries on long-term investments	0	0	n.s.	0	0	n.s.
Corporate income tax	(37)	(15)	-60.5%	(60)	(41)	-31.0%
Income from equity-accounted companies	0	0	n.s.	0	0	n.s.
Net income before minority interests	86	73	-14.5%	197	151	-23.4%
Minority interests	1	2	n.s.	1	2	n.s.
Net income	85	72	-15.5%	196	149	-24.1%
Cost/income ratio	24.4%	30.5%		25.2%	29.2%	
Annualized ROEE	28.4%	29.7%		32.7%	30.6%	
Allocated equity (end of period)	1,206	988		1,206	988	

1 Pro forma for Q2 2002, Q2 2003 and H1 2002.
2 Economic Equity Allocated.

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003
TOTAL						
Revenues	166	157	32	108	149	123
net interest and related income	*176*	*170*	*60*	*111*	*151*	*125*
net commissions and other income	*(10)*	*(13)*	*(28)*	*(3)*	*(2)*	*(2)*
technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*
Costs	(46)	(40)	(41)	(43)	(41)	(38)
Gross operating income	120	117	(8)	65	108	85
Cost of risk	3	(2)	(6)	(19)	(2)	2
Operating income	123	115	(15)	46	106	88
Net gains & recoveries on long-term investments	0	0	0	0	0	0
Income from equity-accounted companies	0	0	0	0	0	0
Corporate income tax	(15)	(24)	9	3	(27)	(15)
Net income before minority interests	108	91	(5)	50	79	73
Minority interests	0	1	0	1	1	2
Net income	108	90	(5)	49	78	72
EXCEPTIONAL & NONRECURRING ITEMS						
Revenues	(11)	(8)	(40)	(30)	1	0
net interest and related income	*1*	*3*	*(5)*	*(26)*	*5*	*4*
net commissions and other income	*(12)*	*(12)*	*(35)*	*(4)*	*(4)*	*(4)*
technical and financial margin of insurance activities						
Costs						
Gross operating income	(11)	(8)	(40)	(30)	1	0
Cost of risk						
Operating income	(11)	(8)	(40)	(30)	1	0
Net gains & recoveries on long-term investments						
Income from equity-accounted companies						
Corporate income tax	8	14	16	12	0	0
Net income before minority interests	(3)	5	(24)	(18)	1	0
Minority interests						
Net income	(3)	5	(24)	(18)	1	0
UNDERLYING						
Revenues	177	165	72	138	148	123
net interest and related income	*174*	*167*	*66*	*136*	*145*	*121*
net commissions and other income	*3*	*(1)*	*6*	*1*	*3*	*2*
technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*
Costs	(46)	(40)	(41)	(43)	(41)	(37)
Gross operating income	131	125	32	94	106	86
Cost of risk	3	(2)	(6)	(19)	(2)	2
Operating income	134	123	25	76	104	88
Net gains & recoveries on long-term investments	0	0	0	0	0	0
Income from equity-accounted companies	0	0	0	0	0	0
Corporate income tax	(23)	(37)	(7)	(9)	(27)	(15)
Net income before minority interests	112	86	19	67	78	73
Minority interests	0	1	0	1	1	2
Net income	112	85	18	66	77	72

1 Pro forma.

Central Assets

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003
TOTAL						
Revenues	24	130	(5)	(26)	(15)	87
net interest and related income	*4*	*107*	*(45)*	*(17)*	*(27)*	*58*
net commissions and other income	*(11)*	*(1)*	*14*	*(12)*	*(8)*	*(3)*
technical and financial margin of insurance activities	*31*	*23*	*25*	*3*	*21*	*32*
Costs	(47)	(71)	(79)	63	(49)	(66)
Gross operating income	(23)	58	(85)	36	(64)	21
Cost of risk	(5)	(10)	1	(17)	(1)	(5)
Operating income	(28)	48	(84)	19	(65)	16
Net gains & recoveries on long-term investments	16	(11)	(42)	(8)	0	(68)
Net allocation to GBBR	(4)	(1)	89	0	1	5
Amortization of goodwill	(14)	(11)	(15)	(18)	(12)	(16)
Income from equity-accounted companies	7	2	0	2	2	3
Corporate income tax	19	(1)	38	35	16	5
Net income before minority interests	(4)	26	(14)	30	(59)	(55)
Minority interests	7	4	8	10	6	7
Net income	(11)	22	(22)	19	(65)	(63)
EXCEPTIONAL & NONRECURRING ITEMS						
Revenues	57	132	32	(35)	(5)	3
net interest and related income	*57*	*136*	*32*	*(35)*	*(5)*	*3*
net commissions and other income		*(4)*				
technical and financial margin of insurance activities						
Costs	0	(9)	(28)	112	(1)	(7)
Gross operating income	57	124	4	77	(6)	(4)
Cost of risk						
Operating income	57	124	4	77	(6)	(4)
Net gains & recoveries on long-term investments	14	(12)	(41)	(3)		(68)
Net allocation to GBBR	(4)	(1)	89	0	0	5
Amortization of goodwill				(3)		(5)
Income from equity-accounted companies						
Corporate income tax	(9)	(14)	4	(27)	0	(1)
Net income before minority interests	58	97	56	44	(5)	(72)
Minority interests				(1)		1
Net income	58	97	56	44	(5)	(73)
UNDERLYING						
Revenues	(33)	(3)	(37)	9	(10)	85
net interest and related income	*(53)*	*(29)*	*(77)*	*18*	*(23)*	*55*
net commissions and other income	*(11)*	*3*	*14*	*(12)*	*(8)*	*(3)*
technical and financial margin of insurance activities	*31*	*23*	*25*	*3*	*21*	*32*
Costs	(47)	(63)	(51)	(50)	(48)	(60)
Gross operating income	(80)	(65)	(88)	(41)	(58)	25
Cost of risk	(5)	(10)	1	(17)	(1)	(5)
Operating income	(85)	(75)	(88)	(57)	(59)	20
Net gains & recoveries on long-term investments	2	1	(1)	(6)	0	0
Net allocation to GBBR	0	0	0	0	0	0
Amortization of goodwill	(14)	(11)	(15)	(15)	(12)	(11)
Income from equity-accounted companies	7	2	0	2	2	3
Corporate income tax	28	12	34	62	16	6
Net income before minority interests	(62)	(71)	(70)	(14)	(54)	17
Minority interests	7	4	8	11	6	6
Net income	(69)	(75)	(78)	(25)	(60)	11

1 Pro forma.

Dexia

STATEMENT OF INCOME - QUARTERLY SERIES

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003
TOTAL						
Revenues	1,311	1,403	1,087	1,254	1,233	1,376
net interest and related income	*857*	*956*	*721*	*823*	*835*	*913*
net commissions and other income	*279*	*255*	*228*	*230*	*221*	*254*
technical and financial margin of insurance activities	*174*	*191*	*138*	*201*	*176*	*208*
Costs	(778)	(772)	(755)	(662)	(749)	(744)
Gross operating income	533	630	331	592	484	631
Cost of risk	(29)	(95)	(454)	(139)	(64)	(8)
Operating income	504	536	(123)	453	420	624
Net gains & recoveries on long-term investments	33	(12)	(41)	(15)	50	(64)
Net allocation to GBBR	(4)	(1)	89	0	1	5
Amortization of goodwill	(14)	(12)	(14)	(18)	(12)	(16)
Income from equity-accounted companies	19	15	16	17	19	13
Corporate income tax	(116)	(123)	269	(77)	(143)	(94)
Net income before minority interests	422	403	196	360	334	468
Minority interests	23	20	20	19	19	22
Net income	399	384	176	341	315	446
EXCEPTIONAL & NONRECURRING ITEMS						
Revenues	59	114	(3)	(69)	(3)	3
net interest and related income	*72*	*140*	*26*	*(65)*	*1*	*7*
net commissions and other income	*(12)*	*(26)*	*(30)*	*(4)*	*(4)*	*(4)*
technical and financial margin of insurance activities						
Costs	(1)	(20)	(28)	110	(4)	(13)
Gross operating income	58	94	(31)	41	(7)	(10)
Cost of risk	(4)	(32)	(401)	(11)	(23)	13
Operating income	54	62	(433)	30	(30)	3
Net gains & recoveries on long-term investments	17	(10)	(41)	(8)	50	(68)
Net allocation to GBBR	(4)	(1)	89	0	0	5
Amortization of goodwill				(3)		(5)
Income from equity-accounted companies						
Corporate income tax	(6)	19	373	(22)	(9)	59
Net income before minority interests	61	70	(11)	(3)	12	(5)
Minority interests	2			(1)		1
Net income	59	70	(11)	(2)	12	(6)
UNDERLYING						
Revenues	1,251	1,289	1,090	1,323	1,236	1,373
net interest and related income	*786*	*817*	*694*	*888*	*835*	*907*
net commissions and other income	*291*	*281*	*258*	*234*	*225*	*258*
technical and financial margin of insurance activities	*174*	*191*	*138*	*201*	*176*	*208*
Costs	(776)	(752)	(727)	(772)	(745)	(732)
Gross operating income	475	537	363	551	491	641
Cost of risk	(25)	(63)	(53)	(128)	(41)	(21)
Operating income	450	474	310	423	450	620
Net gains & recoveries on long-term investments	16	(3)	0	(8)	0	4
Net allocation to GBBR	0	0	0	0	0	0
Amortization of goodwill	(14)	(12)	(14)	(15)	(12)	(11)
Income from equity-accounted companies	19	15	16	17	19	13
Corporate income tax	(110)	(141)	(104)	(54)	(134)	(153)
Net income before minority interests	361	334	207	363	322	473
Minority interests	21	20	20	20	19	21
Net income	340	314	188	344	303	452

1 Pro forma.

CREDIT RISKS


Consolidated exposure: EUR 588 billion
PPEI (Individuals, Professionals, Self-Employed, SMEs) 4.9%
Project Finance 1.2%
ABS/MBS 21.0%
Monoline 1.4%
Corporate 5.2%
Financial Institutions 10.6%
Other 1.5%
Central Governments 7.4%
Local Public Sector 46.8%


Consolidated exposure: EUR 588 billion
France 13.6%
Other 5.1%
Southern and Central America 0.1%
Southeast Asia 0.1%
Japan 0.4%
Belgium 14.1%
Germany 5.3%
Italy 6.3%
Luxembourg 1.6%
Other EU Countries 10.8%
Eastern Europe 0.3%
Rest of Europe 0.8%
USA & Canada 41.5%

Total Net Par Outstanding USD 278.0 billion


Other Municipal 4%
Public Infrastructure 1%
Healthcare 2%
Housing 2%
Transportation 3%
Utility 10%
Tax-Supported Non-General Obligations 11%
General Obligations 22%
Pooled Corporates 29%
Residential Mortgages 7%
Consumer Receivables 6%
Other Asset-Backed 3%
Municipal
Asset-Backed

Total Net Par Outstanding: USD 278.0 billion


BBB 12.0%
NIG 0.9%
AAA 25.6%
A 35.0%
AA 26.5%

NIG: Non-investment grade

Total Net Par Outstanding: USD 154.9 billion


BBB 13.0%
NIG 0.5%
AAA 0.5%
AA 30.7%
A 55.3%

NIG: Non-investment grade

Total Net Par Outstanding: USD 123.1 billion


BBB 10.6%
NIG 1.4%
AAA 57.3%
A 9.5%
AA 21.2%

NIG: Non-investment grade

MARKET RISK

VALUE AT RISK

in millions of EUR	Average VaR[1] Q1 2003	Average VaR[1] Q2 2003	Average VaR[1] H1 2003	Maximum VaR[1] H1 2003
Prop. Management	22.3	0	11.2	30.8
Financial Engineering	7.1	10.1	8.6	13.0
Money Market	9.0	9.6	9.3	12.2
Forex	0.6	1.3	1.0	2.3
Fixed Income	0.8	1.0	0.9	3.1
Dexia Nederland	0.7	1.0	0.9	1.7
Total Dexia	**28.0**	**17.0**	**22.5**	**35.1**

1 Value at Risk 10 days – 99%.

CAPITAL ADEQUACY

in millions of EUR	Dec. 31, 2001	Dec. 31, 2002	June 30, 2003
Tier 1 capital[1]	9,686	10,197	10,438
Total regulatory capital[1]	11,911	11,741	11,768
Risk-weighted assets	103,633	109,365	108,158
Tier 1 ratio[1]	9.3%	9.3%	9.7%
Capital adequacy ratio[1]	11.5%	10.7%	10.9%

1 The profit for the financial year minus the pro rata dividend is included in the shareholders' equity.

BREAKDOWN OF RISK-WEIGHTED ASSETS

in millions of EUR	Dec. 31, 2001	Dec. 31, 2002	June 30, 2003
20% weighted counterparts	28,297	29,673	29,684
50% weighted counterparts	9,968	10,103	9,814
100% weighted counterparts	57,267	61,201	59,460
Trading portfolio	8,101	8,388	9,200
Total	**103,633**	**109,365**	**108,158**

QUALITY OF RISKS

in millions of EUR	Dec. 31, 2001[1]	June 30, 2002[1]	Dec. 31, 2002[1]	June 30, 2003[1]
Doubtful loans	1,064	925	1,153	1,243
Nonperforming loans	833	827	789	764
Write-downs[2]	1,266	1,213	1,320	1,282
Nonperforming loans / gross outstanding loans	0.54%	0.55%	0.50%	0.49%
Coverage ratio	66.7%	69.2%	68.0%	63.9%

1 Including Artesia BC.

2 Does not include the general provision set aside to cover potential risks on Legio Lease products.

RATINGS (long term)

	DEXIA BANK	DEXIA CRÉDIT LOCAL	DEXIA BIL	FSA	DEXIA MUNICIPAL AGENCY
Moody's	Aa2	Aa2	Aa2	Aaa	Aaa
Standard & Poor's	AA	AA	AA	AAA	AAA
Fitch	AA+	AA+	AA+	AAA	AAA

SHAREHOLDERS BASE

TOTAL NUMBER OF SHARES OUTSTANDING: 1,164,983,137



Other:	39.38%
of which identified institutional investors from:	
Belgium:	2.79%
France:	9.93%
other countries:	14.27%
Identified individual shareholders:	13.15%
Shareholders with more than 5% of the capital:	43.79%
of which:	
Arcofin:	15.36%
Holding Communal:	15.09%
Groupe CDC:	7.77%
SMAP:	5.56%
Treasury stocks:	0.37%
Staff and management shares:	3.31%

EVOLUTION OF THE NUMBER OF SHARES

	June 30, 2000	June 30, 2001	June 30, 2002	June 30, 2003
Number of shares[1]	964,406,460	1,154,437,980	1,167,273,965	1,164,983,137
of which treasury shares	*22,174,710*	*16,714,260*	*18,394,311*	*4,300,730*
Number of options	5,915,000	18,213,440	21,462,003	31,809,349
Total number of current/potential future shares[2]	**970,321,460**	**1,172,651,420**	**1,188,735,968**	**1,196,792,486**
Average weighted number of shares[3]	790,649,050	1,113,807,790	1,153,495,173	1,161,129,698

1 The figures for 2000 have been adjusted as result of the June 2001 share split.
2 No convertible bonds; see also 'Legal Information' on www.dexia.com.
3 Excluding shares held in treasury stocks.

DATA PER SHARE

	Dec. 31, 2002	June 30, 2002	June 30, 2003
Earnings per share in EUR[1]	1.13	0.68	0.66
Net assets without GBRR Group share (in EUR)	7.41	7.08	7.52
Net assets with GBRR Group share (in EUR)	9.01	8.75	9.07
Gross dividend (in EUR)[2]	0.48		
Net dividend (in EUR)[2,3]	0.36		

1 Net income / average weighted number of shares.
2 Dividends are paid once a year.
3 After deduction of a 25% Belgian withholding tax, reduced to 15% for shares with a VVPR strip.

STOCK EXCHANGE DATA

	Dec 31, 2002	June 30, 2003
Total number of shares	1,181,685,852	1,164,983,137
Price on (average Dexia) (in EUR)	11.75	10.99
Stock market capitalization (in millions of EUR)	13,885	12,797

Stock Exchange	Brussels	Paris
Share price as of Dec 31, 2002 (in EUR)	11.83	11.67
Share price as of June 30, 2002 (in EUR)	11.01	10.96
Highest Price / Lowest Price during first half 2003 (in EUR)	12.49 / 7.10	12.40 / 7.11
Average daily trading volume during first half 2003 (in millions of EUR)	14.64	28.80
Average daily trading volume during first half 2003 (in thousands)	1,451	2,830

V CONSOLIDATED FINANCIAL STATEMENTS

DEXIA - CONSOLIDATED BALANCE SHEET (BEFORE INCOME APPROPRIATION)

ASSETS

in millions of EUR	June 30, 2002	Dec. 31, 2002	June 30, 2003
I. Cash, central banks and postal checking accounts	1,636	2,198	1,569
II. Government securities eligible for central bank refinancing	5,373	10,886	6,926
A. Banking activity and other	*5,258*	*8,713*	*4,803*
B. Insurance activity	*115*	*2,173*	*2,123*
III. Interbank loans and advances	33,436	29,841	32,420
A. Sight	*3,581*	*2,523*	*4,235*
B. Other	*29,855*	*27,318*	*28,185*
IV. Customer loans	152,082	157,773	155,133
V. Bonds and other fixed-income securities	112,097	117,009	124,003
A. Banking activity and other	*105,557*	*101,588*	*107,495*
1. Government bonds	*38,889*	*36,345*	*37,898*
2. Other bonds	*68,934*	*65,243*	*69,597*
B. Insurance activity	*6,540*	*15,421*	*16,508*
VI. Equities and other variable-income securities	5,690	4,906	4,898
A. Banking activity and other	*2,597*	*2,007*	*1,885*
B. Insurance activity	*3,093*	*2,899*	*3,013*
VII. Long-term investments	1,599	1,883	1,739
A. Investments accounted for by the equity method	*477*	*494*	*507*
B. Investments at cost	*1,122*	*1,389*	*1,232*
1. Banking activity and other	*1,081*	*1,282*	*1,146*
2. Insurance activity	*41*	*107*	*86*
VIII. Intangible assets	1,104	1,100	1,063
A. Organization expense and other intangible assets	*263*	*258*	*238*
B. Goodwill arising on consolidation	*841*	*842*	*825*
IX. Property and equipment	2,002	1,838	1,726
X. Unpaid capital	0	0	0
XII. Treasury stocks	213	232	51
XIII. Other assets	3,923	5,632	7,180
A. Banking activity and other	*2,852*	*4,848*	*6,540*
B. Insurance activity	*1,071*	*784*	*640*
XIV. Accruals and other assets	18,219	17,626	16,722
Total assets	337,374	350,924	353,430

1. Restated for June 30, 2002 and Dec. 31, 2002.

DEXIA - CONSOLIDATED BALANCE SHEET (BEFORE INCOME APPROPRIATION)

LIABILITIES AND SHAREHOLDERS' EQUITY

in millions of EUR	June 30, 2002	Dec. 31, 2002	June 30, 2003
I. Interbank loans and deposits	62,954	68,176	73,391
A. Sight	*6,408*	*7,278*	*7,752*
B. Time	*56,546*	*60,898*	*65,639*
II. Customer deposits	86,337	85,322	86,760
A. Savings accounts	*19,178*	*19,917*	*21,431*
B. Other deposits	*67,159*	*65,405*	*65,329*
1. Sight	*26,477*	*22,713*	*25,037*
2. Time	*40,682*	*42,692*	*40,292*
III. Debt securities	137,778	146,505	141,909
A. Banking activity and other	*137,476*	*137,444*	*133,051*
1. Notes and other bonds	*93,799*	*94,103*	*92,231*
2. Other	*45,622*	*43,341*	*40,820*
B. Insurance activity	*302*	*9,061*	*8,858*
IV. Other liabilities	4,897	5,413	4,954
A. Banking activity and other	*3,796*	*4,245*	*3,779*
B. Insurance activity	*1,101*	*1,168*	*1,175*
V. Accruals and other liabilities	17,519	17,458	18,097
VI. Reserves	10,625	10,821	11,613
A. Reserves for contingencies and charges	*1,159*	*1,471*	*1,325*
B. Provisions for deferred taxes	*967*	*971*	*1,011*
C. Technical provisions of insurance activity	*8,499*	*8,379*	*9,277*
VII. General banking risks reserve	1,931	1,842	1,794
VIII. Subordinated debt and hybrid capital instruments	6,184	5,583	5,283
A. Banking activity and other	*6,173*	*5,575*	*5,275*
B. Insurance activity	*11*	*8*	*8*
IX. Capital stock	4,687	4,744	4,744
X. Additional paid-in capital	8,775	8,846	8,846
X.bis Commitments to capital increase	0	0	0
XI. Retained earnings	2,382	1,056	1,211
XII. Revaluation reserve	11	8	9
XIV. Negative goodwill	316	318	318
XIV.bis Deducted goodwill	(8,464)	(7,135)	(6,742)
XV. Cumulative translation adjustments	(15)	(46)	(107)
XVI. Minority interests	630	628	548
XVII. Net income for the year	827	1,385	802
A. Net income for the year	*782*	*1,299*	*761*
B. Minority interests in net income for the year	*45*	*86*	*41*
Total liabilities and shareholders' equity	337,374	350,924	353,430

1 - Restated for June 30, 2002 and Dec. 31, 2002

DEXIA CONSOLIDATED OFF BALANCE SHEET ITEMS

in millions of EUR	June 30, 2002	Dec. 31, 2002	June 30, 2003
I. Contingencies	20,140	23,653	26,869
II. Financing commitments	52,228	50,137	53,368
III. Assets entrusted to the Group	292,460	276,098	273,788
IV. Uncalled amounts of share capital	58	41	39
V. Commitments received	168,273	172,984	161,777
A. Financing commitments	*13,220*	*11,002*	*8,790*
B. Guarantees received	*72,077*	*74,120*	*70,777*
C. Commitments received by insurance companies	*82,976*	*87,862*	*82,210*
VI. Foreign currency transactions	213,664	194,299	189,927
A. Amounts receivable	*107,054*	*96,945*	*94,378*
B. Amounts to be delivered	*106,610*	*97,354*	*95,549*
VII. Financial futures	1,240,115	1,375,782	1,420,635
VIII. Securities transactions	11,692	12,974	6,607
VIII. Other commitments	325,133	334,193	318,485
A. Banking activity and other	*6,949*	*7,223*	*7,266*
B. Insurance activity	*318,184*	*326,970*	*311,219*

1 Restated for June 30, 2002 and Dec. 31, 2002.

DEXIA - CONSOLIDATED STATEMENT OF INCOME[1]

in millions of EUR	June 30, 2002	Dec. 31, 2002	June 30, 2003
I. Interest income	8,941	15,782	6,918
A. Interest income on interbank transactions	*2,726*	*3,375*	*1,454*
B. Interest income on customer transactions	*3,847*	*7,801*	*3,528*
C. Interest income on bonds and other fixed-income securities	*2,368*	*4,606*	*1,936*
II. Interest expense	(7,558)	(12,923)	(5,442)
A. Interest expense on interbank transactions	*(3,308)*	*(4,594)*	*(1,933)*
B. Interest expense on customer transactions	*(1,123)*	*(2,328)*	*(974)*
C. Interest expense on bonds and other fixed-income securities	*(3,127)*	*(6,001)*	*(2,535)*
III. Income from variable-income securities	70	101	59
A. Equities and other variable-income securities	*28*	*39*	*20*
B. Long-term investments	*42*	*62*	*39*
IV. Commission income	623	1,217	558
V. Commission expense	(100)	(277)	(107)
VI. Income from financial transactions	393	462	214
VII. Other banking income	169	384	161
X.* Other banking expense	(148)	(309)	(137)
XXI.** Technical and financial margin of insurance activities	369	720	384
Net banking income	**2,759**	**5,157**	**2,608**
VIII.* General operating expense	(1,420)	(2,854)	(1,358)
A. Staff costs	*(776)*	*(1,587)*	*(731)*
1. Payroll expense	*(623)*	*(1,241)*	*(574)*
2. Social security costs	*(153)*	*(346)*	*(157)*
B. Other general operating expense	*(453)*	*(898)*	*(443)*
1. Taxes other than on income	*(43)*	*(90)*	*(42)*
2. Other general operating expense	*(410)*	*(808)*	*(401)*
C. Network commissions	*(162)*	*(312)*	*(159)*
D. Deferred acquisition costs	*(29)*	*(57)*	*(25)*
IX. Depreciation and amortization	(164)	(183)	(135)
Operating income before allowances	**1,175**	**2,120**	**1,115**
XI. Net losses and allowances for loan losses and off-balance sheet items	(126)	(722)	(71)
XII. Net gains and recoveries of allowances on long-term investments	20	(36)	(14)
XIII. Net allocation to the general banking risks reserve	(7)	82	6
XIV. Amortization of goodwill of fully-consolidated companies	(25)	(57)	(28)
Operating income after allowances	**1,037**	**1,387**	**1,008**
XV. Nonrecurring income	0	0	0
XVI. Nonrecurring expense	0	0	0
XVII. Corporate income tax	(244)	(58)	(237)
A. Current taxes	*(237)*	*(345)*	*(270)*
B. Deferred taxes	*(7)*	*287*	*33*
Income after taxes of fully-consolidated companies	**793**	**1 329**	**771**
XVIII. Income and losses from companies accounted for by the equity method	39	66	37
A. Income	*39*	*77*	*38*
B. Losses	*0*	*(11)*	*(1)*
XIX. Depreciation and amortization of goodwill of companies accounted for by the equity method	(5)	(10)	(6)
Net income before minority interests	**827**	**1,385**	**802**
XX. Minority interests	45	86	41
XXI. Net income	782	1,299	761

* In order to express the "Net banking income", these headings were transferred keeping the numbers of the European directive 86/635

** Includes the net income of the insurance activity in the net banking income

1 Restated for June 30, 2002 and Dec. 31, 2002

REPORT OF THE BOARD OF AUDITORS ON THE LIMITED REVIEW OF THE HALF-YEAR CONSOLIDATED INFORMATION AT 30 JUNE 2003

11 September 2003

To the Board of Directors of Dexia SA

We have conducted a limited review of the half-year consolidated information of Dexia SA, at 30 June 2003 composed of a balance sheet, a profit and loss account and an off-balance sheet. Our review consisted principally of analysis, comparison and discussion of the half-year financial information, in accordance with the recommendation of the Institute of Company Auditors on a limited review. It was therefore less extensive in scope than an audit of the annual accounts. Our review did not reveal any matters requiring significant adjustments to the half-year consolidated information.

We draw your attention to the fact that some differences remain between the valuation principles applied by certain entities within the Group.

The Board of Auditors,

PRICEWATERHOUSECOOPERS	MAZARS & GUERARD
Reviseurs d'Entreprises SCCRL	Reviseurs d'Entreprises SCCRL
Represented by	Represented by
R. Peirce	*X. Doyen*

(Free translation)

CONTACTS

ROBERT BOUBLIL, DIRECTOR OF INVESTOR RELATIONS

Investor Relations Officers

Brussels
Fax: (32) 2 213 57 80

Peter De Baere
Tel.: (32) 2 213 57 46
e-mail: peter.debaere@dexia.com

Anne Garsoux
Tel.: (32) 2 213 57 49
e-mail: anne.garsoux@dexia.com

Paris
Fax: (33) 1 43 92 71 07

Olivier Leroy
Tel.: (33) 1 43 92 84 47
e-mail: olivier.leroy@dexia.com

Thomas Guittet
Tel.: (33) 1 43 92 80 34
e-mail: thomas.guittet@dexia.com

FINANCIAL CALENDAR

DATE	EVENT
November 20, 2003	Publication of the results as of September 30, 2003

Dexia
Square de Meeûs 1
B-1000 Brussels

Investor Relations Department

Square de Meeûs 1
B-1000 Brussels
Tel.: (32) 2 213 57 46 - 57 49
Fax: (32) 2 213 57 80

7-11, quai André Citroën
F-75901 Paris cedex 15
Tel.: (33) 1 43 92 84 47 - 80 34
Fax: (33) 1 43 92 71 07

SDXI 0025-5 09-03